PEET'S COFFEE & TEA, INC.
1400 Park Avenue
Emeryville, California 94608
(510) 594-2100

DEAR SHAREHOLDER:

We cordially invite you to attend a special meeting of shareholders of Peet's Coffee & Tea, Inc. ("Peet's" or the "Company") to be held at the office of Cooley LLP, 101 California Street, Fifth Floor, San Francisco, California 94111-5800, at 7:00 a.m., local time, on October 26, 2012 (the "Special Meeting"). Holders of record of the Company's common stock, no par value per share, at the close of business on September 19, 2012 (the "record date"), will be entitled to vote at the Special Meeting or any adjournment or postponement of the Special Meeting.

The Special Meeting is for the shareholders of Peet's as of the record date. Accordingly, if you are a shareholder of record or hold a valid proxy from a shareholder of record, we will verify your name (or the name of such shareholder) against the list of shareholders of record on the record date prior to your admission to the Special Meeting. If you are not a shareholder of record but your shares are held in street name by your bank, brokerage firm or other nominee, please bring and be prepared to provide upon request proof of beneficial ownership on the record date, such as your most recent account statement prior to September 19, 2012, or other similar evidence of ownership. If you wish to attend the Special Meeting, you also may be asked to present photo identification. **We reserve the right to refuse admittance to the Special Meeting to any person that we cannot verify, through the foregoing methods, is a shareholder (or a proxy of a shareholder) of Peet's as of the record date.** The meeting will begin promptly at 7:00 a.m., local time. Check in will begin at 6:00 a.m., local time. Please allow ample time for check in procedures.

At the Special Meeting, we will ask you to adopt and approve the Agreement and Plan of Merger, dated as of July 21, 2012, among JAB Holdings BV, Panther Merger Co. and Peet's (the "Merger Agreement"), under which Panther Merger Co. will merge with and into Peet's, which will survive the merger and become an affiliate of JAB Holdings BV (the "Merger"). JAB Holdings BV is a Dutch *Besloten Vennootschap met beperkte aansprakelijkheid* (private company with limited liability). Panther Merger Co. is a Washington corporation and an affiliate of JAB Holdings BV.

We are also asking you to (a) approve, on an advisory basis, the merger-related compensation for the Company's named executive officers and (b) grant us the authority to vote your shares to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the adoption and approval of the Merger Agreement.

Upon the consummation of the Merger, you will be entitled to receive $73.50 in cash, without interest and less any applicable withholding taxes, for each share of the Company's common stock that you own, and you will have no ongoing ownership interest in the continuing business of Peet's. We cannot consummate the Merger unless all of the conditions to closing are satisfied, including the adoption and approval of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of our common stock as of the record date.

Our board of directors reviewed and considered the terms and conditions of the Merger and unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders. In considering the recommendation of our board of directors in favor of adoption and approval of the Merger Agreement, you should be aware that the Merger will result in certain benefits to our chief executive officer and other directors that are not received by other shareholders, including the acceleration of stock options that will result in payments aggregating approximately $3.8 million to our directors. See—"The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 35.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT, "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE MERGER-RELATED COMPENSATION FOR THE COMPANY'S NAMED EXECUTIVE OFFICERS AND "FOR" THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES TO VOTE IN FAVOR OF ADOPTING AND APPROVING THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT.

In the materials accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a proxy statement relating to the actions to be taken by our shareholders at the Special Meeting and a proxy card. The proxy statement includes other important information about the Merger Agreement and the Merger. We encourage you to read the entire proxy statement and its annexes, including the Merger Agreement, carefully.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please complete, sign, date and return your proxy card in the enclosed envelope as promptly as possible or appoint a proxy over the Internet or by telephone as instructed in these materials. It is important that your shares be represented and voted at the Special Meeting. If you are a shareholder of record, you may vote in person at the Special Meeting as you wish, even if you have previously returned your proxy card or appointed a proxy over the Internet or by telephone. If your shares are held in the name of your bank, brokerage firm or other nominee, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the Special Meeting.

If your shares of the Company's common stock are held in street name by your bank, brokerage firm or other nominee, your bank, brokerage firm or other nominee will be unable to vote your shares of common stock without instructions from you. You should instruct your bank, brokerage firm or other nominee as to how to vote your shares of the Company's common stock, following the procedures provided by your bank, brokerage firm or other nominee. **The failure to instruct your bank, brokerage firm or other nominee to vote your shares of the Company's common stock "FOR" approval of the proposal to adopt and approve the Merger Agreement will have the same effect as voting against the proposal to adopt and approve the Merger Agreement.**

If you have any questions or need assistance voting your shares of the Company's common stock, please call AST Phoenix Advisors, our proxy solicitor, toll-free at (877) 478-5038.

On behalf of our board of directors, I thank you for your support and urge you to vote "**FOR**" the adoption and approval of the Merger Agreement.

Sincerely,

Jean-Michel Valette
Chairman of the Board

This proxy statement is dated October 3, 2012, and is first being mailed to our shareholders on October 6, 2012.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER OR THE MERGER AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PEET'S COFFEE & TEA, INC.
1400 Park Avenue
Emeryville, California 94608
(510) 594-2100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 26, 2012

DEAR SHAREHOLDER:

You are cordially invited to attend the Special Meeting of Shareholders of Peet's Coffee & Tea, Inc., a Washington corporation ("Peet's" or the "Company"), that will be held at the office of Cooley LLP, 101 California Street, Fifth Floor, San Francisco, California 94111-5800, at 7:00 a.m., local time, on October 26, 2012 (the "Special Meeting") for the following purposes:

1. to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of July 21, 2012, among JAB Holdings BV, Panther Merger Co. and Peet's (the "Merger Agreement"), under which Panther Merger Co. will merge with and into Peet's, which will survive the merger and become an affiliate of JAB Holdings BV (the "Merger");
2. to consider and vote upon a proposal to approve, on an advisory basis, the merger-related compensation for the Company's named executive officers; and
3. to consider and vote upon a proposal to adjourn the Special Meeting, if necessary, for the purpose of soliciting additional proxies to vote in favor of the adoption and approval of the Merger Agreement.

JAB Holdings BV is a Dutch *Besloten Vennootschap met beperkte aansprakelijkheid* (private company with limited liability). Panther Merger Co. is a Washington corporation and an affiliate of JAB Holdings BV.

Shareholders of record at the close of business on September 19, 2012 (the "record date") are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement of the Special Meeting.

Our board of directors reviewed and considered the terms and conditions of the Merger and unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders. In considering the recommendation of our board of directors in favor of adoption and approval of the Merger Agreement, you should be aware that the Merger will result in certain benefits to our chief executive officer and other directors that are not received by other shareholders, including the acceleration of stock options that will result in payments aggregating approximately $3.8 million to our directors. See—"The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 35.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT, "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE MERGER-RELATED COMPENSATION FOR THE COMPANY'S NAMED EXECUTIVE OFFICERS AND "FOR" THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES TO VOTE IN FAVOR OF ADOPTING AND APPROVING THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT.

The Company's shareholders will have the right to demand appraisal of their shares of the Company's common stock and obtain payment in cash for the fair value of such shares, but only if they perfect their dissenters' rights and comply with the applicable provisions of Washington law. A copy of the Washington statutory provisions relating to dissenters' rights is attached as **Annex C** to the attached proxy statement, and a summary of these provisions can be found under "The Merger—Dissenters' Rights" in the attached proxy statement.

You should not send any certificates representing shares of the Company's common stock with your proxy card. Upon the closing of the Merger, you will be sent instructions regarding the procedure to exchange your share certificates for the cash Merger consideration.

Your vote is very important, regardless of the number of shares you own. Even if you plan to attend the Special Meeting in person, we request that you complete, sign, date and return your proxy card in the enclosed envelope, or appoint a proxy over the Internet or by telephone as instructed in these materials, to ensure that your shares will be represented at the Special Meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the adoption of the Merger Agreement, in favor of the proposal to approve, on an advisory basis, the merger-related compensation of the Company's named executive officers, and in favor of the proposal to adjourn the Special Meeting, if necessary, for the purposes of soliciting additional proxies to vote in favor of adopting and approving the Merger Agreement.

If you fail to return your proxy card or if you fail to appoint a proxy over the Internet or by telephone and you do not attend the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote against the adoption and approval of the Merger Agreement. If you do attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares are held in the name of your bank, brokerage firm or other nominee, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the Special Meeting.

No person has been authorized to give any information or to make any representations other than those set forth in the proxy statement in connection with the solicitation of proxies made hereby, and, if given or made, such information must not be relied upon as having been authorized by Peet's or any other person.

By Order of the Board of Directors,

Isobel A. Jones
Secretary

October 3, 2012
Emeryville, California

IN ADDITION TO DELIVERING THE PROXY MATERIALS FOR THE SPECIAL MEETING TO BE HELD ON OCTOBER 26, 2012 TO SHAREHOLDERS BY MAIL, THE PROXY STATEMENT FOR SUCH MEETING IS ALSO IS AVAILABLE AT *HTTP://INVESTOR.PEETS.COM/SPECIALMEETING.CFM.*

TABLE OF CONTENTS

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Summary Term Sheet

This Summary Term Sheet, together with the "Questions and Answers About the Special Meeting and Merger," highlights selected information in the proxy statement and may not contain all the information that may be important to you. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers you for a more complete understanding of the matters being considered at the Special Meeting. In addition, you may obtain additional business and financial information about Peet's Coffee & Tea, Inc. without charge by following the instructions in "Other Matters—Where You Can Find More Information" beginning on page 75. We have included page references in parentheses to direct you to more complete descriptions of the topics presented in this summary. The Agreement and Plan of Merger, dated as of July 21, 2012, among JAB Holdings BV, Panther Merger Co. and Peet's Coffee & Tea, Inc. (the "Merger Agreement"), is attached as ***Annex A*** *to this proxy statement. We encourage you to read the Merger Agreement, as it is the legal document that governs the merger of an affiliate of JAB Holdings BV with Peet's, which is referred to in this proxy statement as the "Merger." In this proxy statement, "we," "us," "our," "Peet's" and the "Company" refer to Peet's Coffee & Tea, Inc.*

The Merger and the Merger Agreement.

The Parties to the Merger (see page 15). Peet's Coffee & Tea, Inc., a Washington corporation, is a specialty coffee roaster and marketer of fresh-roasted whole bean coffee and tea. JAB Holdings BV, a Dutch *Besloten Vennootschap met beperkte aansprakelijkheid* (private company with limited liability) ("JAB"), is a privately held company focused on making long-term investments in companies with premium brands in the consumer goods category. Panther Merger Co., a Washington corporation ("Merger Sub"), is an affiliate of JAB and has not engaged in any material business activities except in furtherance of the purpose of effecting the Merger.

The Merger (see page 16). You are being asked to vote to adopt and approve the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into Peet's with Peet's continuing as the surviving corporation in the Merger. As a result of the Merger, Peet's will become an affiliate of JAB and will cease to be a publicly-traded company. Following consummation of the Merger, you will no longer have any interest in the Company's future earnings or growth, and the registration of the Company's common stock and our reporting obligations with respect to our common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated upon application to the Securities and Exchange Commission (the "SEC"). In addition, following consummation of the Merger, shares of our common stock will no longer be listed on any stock exchange, including the NASDAQ Global Select Market ("NASDAQ"). In accordance with the terms of the Merger Agreement, effective as of the effective time of the Merger, the directors of Merger Sub, who are appointed by JAB, will automatically replace the existing directors of Peet's. The directors of Merger Sub are employees of JAB who have no current affiliation with Peet's.

Merger Consideration (see page 52). Upon the consummation of the Merger, you will be entitled to receive $73.50 in cash, without interest and less any applicable withholding taxes, for each share of share of common stock, no par value, of the Company ("Peet's common stock") that you own (other than shares as to which dissenters' rights have been properly exercised).

Treatment of Outstanding Stock Options and Restricted Stock Unit Awards (see page 37). We will take all necessary action to accelerate the vesting of each outstanding stock option effective as of the effective time of the Merger. Each stock option outstanding immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such stock option, a cash payment equal to the excess, if any, of $73.50 over the exercise price per share of such stock option, without interest and subject to applicable tax withholding. Each restricted stock unit award outstanding or payable immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such award, a cash payment equal to $73.50, without interest and subject to applicable tax withholding.

Conditions to the Merger (see page 63). The consummation of the Merger by JAB and Merger Sub depends on the satisfaction or waiver of a number of conditions, including, among others, the following:

- the Merger Agreement must have been adopted and approved by the affirmative vote of the holders of a majority of all outstanding shares of our common stock;
- the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") must have expired or been earlier terminated;
- no law or injunction shall have been issued or enacted by any court or governmental entity that restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement;
- no governmental entity shall have instituted any action (which remains pending at what would otherwise be the closing date) before any court seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by the Merger Agreement;
- our representations and warranties relating to capital structure, absence of any "Material Adverse Effect" on the Company on or prior to July 21, 2012 and brokers and finders must be true and correct in all respects (other than in de minimis and immaterial respects in the case of our capital structure or resulting from exercises of existing outstanding equity awards set forth in the representation regarding capital structure following July 21, 2012) as of July 21, 2012 and as of the closing date of the Merger as though made on and as of such date (except to the extent made as of a specific date);
- our representations and warranties relating to corporate authority to enter into the Merger Agreement, the due execution, delivery and enforceability of the Merger Agreement, and the board approval of the Merger Agreement and takeover statutes (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) must be true and correct in all material respects as of July 21, 2012 and as of the closing date of the Merger as though made on and as of such date (except to the extent made as of a specific date);
- our other representations and warranties in the Merger Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) must be true and correct as of July 21, 2012 and as of the closing date of the Merger as though made on and as of such date (except to the extent made as of a specific date), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a "Material Adverse Effect";
- we must comply with or perform in all material respects all of our covenants and obligations in the Merger Agreement; and
- since July 21, 2012, there shall not have occurred any change, state of facts, circumstance, event or development (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect upon Peet's financial condition, business or results of operations.

JAB and Merger Sub have made representations in the Merger Agreement that they will have sufficient cash available to pay the aggregate Merger consideration at the effective time of the Merger. JAB's and Merger Sub's obligations to consummate the Merger are not conditioned upon obtaining financing.

Restrictions on Solicitations (see page 58). Under the Merger Agreement, we have agreed that, except as expressly permitted by the Merger Agreement, neither we nor any of our subsidiaries will, nor will we authorize or permit our respective representatives to, directly or indirectly:

- initiate, solicit, knowingly encourage, induce or assist any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;

- engage in discussions or negotiations regarding, or provide information relating to the Company or any of its subsidiaries, or provide any access to the Company's and our subsidiaries' properties, books, records or personnel that could reasonably be expected to solicit, induce or assist in the making of any proposals or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;
- approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle with respect to an acquisition proposal;
- approve any person as "an acquiring person" or any person's "share acquisition" as provided in Section 23B.19.040 of the WBCA; or
- otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding these restrictions, prior to the time that our shareholders adopt and approve the Merger Agreement, if we have not breached the solicitation restrictions summarized above, we may provide information requested by a person who has made an unsolicited bona fide written acquisition proposal and engage in discussions and negotiations with such person, if and only to the extent that, prior to taking any action described above, our board of directors has determined in good faith, after consultation with our outside financial advisors and outside legal counsel, that:

- failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable law; and
- based on the information then available to our board of directors, such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal.

Ability to Change Board Recommendation (see page 59). In addition, the Merger Agreement provides that (subject to certain exceptions) our board of directors may not take or publicly propose to take any of the following actions:

- fail to include in this proxy statement, or withhold, withdraw, qualify or modify in a manner adverse to JAB our board of directors' recommendation to our shareholders that our shareholders vote to adopt and approve the Merger Agreement;
- publicly approve, recommend or otherwise declare advisable any other acquisition proposal; or
- authorize, approve, recommend, declare advisable or permit the Company to enter into any binding or non-binding agreement or arrangement that requires the Company to abandon or terminate the Merger Agreement or the Merger, or that relates to any other acquisition proposal.

However, prior to the time that our shareholders approve and adopt the Merger Agreement, our board of directors may, under specified circumstances, change its recommendation with respect to the Merger and, with respect to a superior proposal, terminate the Merger Agreement if our board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that:

- failure to take such action would reasonably be expected to violate our board of directors' fiduciary duties under applicable law; and
- if such action relates to any acquisition proposal, such acquisition proposal constitutes a superior proposal.

However, our board of directors may change its recommendation or terminate the Merger Agreement in connection with a superior proposal only if:

- the Company provides JAB with at least three business days' notice of its intention to take such action and its basis for doing so, including in the case of any acquisition proposal the name of the person making the acquisition proposal and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements);

- the Company does not, and does not permit our subsidiaries to, enter into any alternative acquisition agreement during such notice period;
- the Company and its advisors negotiate with JAB in good faith during such notice period; and
- after considering any changes to the Merger Agreement proposed by, and other information provided by, JAB during the notice period, our board of directors has determined, after consultation with its outside financial advisors and outside legal counsel, that if such changes were to be made that the board's failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to result in a violation of the directors' fiduciary duties under applicable law and that any superior proposal continues to constitute a superior proposal.

Any change to the financial or other material terms of any superior proposal made to the Company will be deemed a new acquisition proposal that will require giving of new notice and the commencement of a new three business day notice period, during which the Company must comply with the requirements summarized above.

Termination of the Merger Agreement (see page 65). The Merger Agreement may be terminated at any time prior to the effective time of the Merger even if (except as described below) our shareholders have adopted and approved it at the Special Meeting, in the following circumstances:

- by mutual written consent of us and JAB;
- subject to certain limitations, by JAB or us if the Merger has not been consummated by March 31, 2013;
- subject to certain limitations, by JAB or us if at the Special Meeting (including any adjournments and postponements thereof) our shareholders have failed to adopt and approve the Merger Agreement;
- subject to certain limitations, by JAB or us if any order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger becomes final and non-appealable;
- by us if JAB or Merger Sub has breached any of its covenants or obligations under the Merger Agreement, or if any of JAB's or Merger Sub's representations or warranties are inaccurate, such that the conditions to closing relating to such covenants, obligations, representations and warranties would not be satisfied, in each case, subject to a right to cure;
- by us if, prior to the receipt of the required vote of our shareholders adopting and approving the Merger Agreement, we receive a "superior proposal" and our board of directors authorizes us to enter into an alternative acquisition agreement for the superior proposal, subject to our compliance with certain provisions of the Merger Agreement (including provisions described under *Restrictions on Solicitations* and *Ability to Change Board Recommendation* above and payment of the termination fee);
- by JAB if certain triggering events relating to alternative acquisition proposals and/or a change in the recommendation of our board of directors have occurred; or
- by JAB if we have breached any of our covenants or obligations under the Merger Agreement, or if any of our representations or warranties are inaccurate, such that the conditions to closing relating to such covenants, obligations, representations and warranties would not be satisfied, in each case, subject to a right to cure.

Termination Fee (see page 66). If the Merger Agreement is terminated under certain circumstances, generally involving competing acquisition proposals and a change in our board of directors' recommendation with respect to the Merger, we may be required to pay to JAB a termination fee of $30,000,000.

THE SPECIAL MEETING OF PEET'S SHAREHOLDERS.

See "Questions and Answers About the Special Meeting and Merger" beginning on page 8 and "The Special Meeting" beginning on page 47.

Other Important Considerations.

Board Recommendation. Our board of directors recommends that Peet's shareholders vote **"FOR"** the adoption and approval of the Merger Agreement, **"FOR"** the adoption of the resolution to approve, on an advisory basis, the merger-related compensation for our named executive officers, and **"FOR"** the adjournment of the Special Meeting, if necessary, to solicit additional proxies. See "The Merger—Reasons for the Merger and Recommendation of the Board of Directors" beginning on page 21.

Reasons for the Merger. For a discussion of the material factors considered by our board of directors in reaching their conclusions and the reasons why our board of directors determined that the Merger is advisable and fair to, and in the best interests of Peet's and our shareholders, see "The Merger—Reasons for the Merger and Recommendation of the Board of Directors" beginning on page 21.

Share Ownership of Directors and Executive Officers. See "Security Ownership of Certain Beneficial Owners and Management" beginning on page 71.

Interests of the Company's Directors and Executive Officers in the Merger. In considering the recommendation of our board of directors in favor of the adoption and approval of the Merger Agreement, you should be aware that there are provisions of the Merger Agreement that will result in certain benefits to our directors and executive officers, including the continuation of certain indemnification and insurance arrangements and the acceleration of stock options. In addition, certain executives may have certain rights to enhanced severance and other payments in the event that their employment is terminated following the consummation of the Merger. See "The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 35.

As of October 1, 2012, our directors and executive officers collectively beneficially held, including shares subject to stock options exercisable within 60 days of October 1, 2012, approximately 2.6% of the outstanding shares of Peet's common stock. See "Security Ownership of Certain Beneficial Owners and Management" beginning on page 71.

Opinion of the Company's Advisor. In connection with the Merger, our board of directors received an oral opinion on July 21, 2012, confirmed by a written opinion dated July 22, 2012, from Citigroup Global Markets Inc. ("Citigroup") as to the fairness, from a financial point of view and as of July 21, 2012 of the $73.50 per share consideration to be received in the Merger by holders of our common stock. The full text of Citigroup's written opinion is attached to this proxy statement as Annex B. Holders of our common stock are encouraged to read this opinion carefully in its entirety. Citigroup's opinion was provided for the information of our board of directors in connection with its evaluation of the Merger consideration from a financial point of view and did not address any other aspects or implications of the Merger. Citigroup was not requested to consider, and its opinion did not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Peet's or the effect of any other transaction in which Peet's might engage. Citigroup's opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the Merger or otherwise. See "The Merger—Opinion of Citigroup Global Markets Inc." beginning on page 27.

Regulatory Matters (see page 44). The Merger Agreement requires us and JAB to cooperate with each other and use reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as soon as practicable. In furtherance of the foregoing, the Company and JAB have each agreed to (i) make a filing under the HSR Act as soon as practicable and in any event no later than August 17, 2012 (unless we or JAB otherwise agree), (ii) use reasonable best efforts to supply as soon as practicable any additional information and documentary material reasonably requested pursuant to the HSR Act, and (iii) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Peet's and JAB both filed the required notifications under the HSR Act, and on August 27, 2012, the Federal

Trade Commission (the "FTC") granted early termination of the waiting period applicable to the Merger under the HSR Act. The Merger Agreement also requires us and JAB to file as promptly as practicable all documentation to effect all necessary notices, reports or other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary from any third party or any governmental entity in connection with the Merger and the transactions contemplated by the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 41). The Merger will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. person, as defined under "The Merger—Material U.S. Federal Income Tax Consequences of the Merger." If you are a U.S. person, your receipt of cash in exchange for your shares of Peet's common stock in the Merger generally will cause you to recognize a capital gain or loss measured by the difference, if any, between the cash you receive in the Merger, determined before the deduction of any applicable withholding taxes, and your adjusted tax basis in your shares of Peet's common stock. Under U.S. federal income tax law, you will be subject to information reporting on cash received in the Merger unless an exemption applies. Backup withholding may also apply with respect to cash you receive in the Merger, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with the applicable requirements of the backup withholding rules. You should consult your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state and local and/or foreign taxes and, if applicable, the tax consequences of the receipt of cash in connection with the termination of, and full payment for, your stock options to purchase shares of Peet's common stock, including the transactions described in this proxy statement relating to our other equity compensation and benefit plans.

Dissenters' Rights (see page 39). Shares of Peet's common stock that are outstanding immediately prior to the Merger and held by any dissenting shareholder who properly perfects his, her or its dissenters' rights will not be converted into the right to receive the Merger consideration. Instead, the dissenting shareholder will be entitled to an appraisal and payment for his, her or its dissenting shares in accordance with and subject to Chapter 23B.13 of the Washington Business Corporation Act (the "WBCA"). A copy of Chapter 23B.13 of the WBCA is attached as **Annex C** to this proxy statement.

Shareholder Litigation (see page 46). On July 24, 2012, a putative class action complaint was filed in Alameda County Superior Court in California by a purported shareholder of the Company on behalf of himself and all other shareholders naming as defendants the Company, the members of its board of directors and JAB and alleging that the members of the Company's board of directors breached their fiduciary duties, and that the Company and JAB aided and abetted the alleged breaches, and alleging deficient disclosures in connection with the Company's agreement to be acquired by an affiliate of JAB. As of the end of August, at least seven other similar putative class actions had been filed, for a total of five in Alameda County Superior Court and three in King County Superior Court in Washington. The lawsuits each assert that the Company and its board of directors engaged in a flawed process in negotiating the potential sale, obtained a price that was below the Company's actual value and agreed to provisions that would allegedly preclude another interested buyer from making a financially superior proposal to acquire the Company. The lawsuits seek, among other things, declaratory and injunctive relief or rescission to enjoin or rescind the proposed acquisition, "rescissory damages," an accounting for damages, a constructive trust for any allegedly improper gains by defendants, pre- and post-judgment interest and attorneys' fees. The California actions were recently consolidated into a single action, and a preliminary injunction hearing was set for October 3, 2012 if the plaintiffs choose to file a motion for a preliminary injunction of the Merger at the conclusion of expedited discovery. In the Washington actions, plaintiffs also filed a motion to consolidate the three actions, which the Court subsequently granted. The Company, its directors and JAB have also filed motions to stay or dismiss the Washington actions in favor of allowing the consolidated California action to proceed uninterrupted and without duplication of effort. On September 19, 2012, one of the plaintiffs in the consolidated Washington action filed a similar putative class action in Alameda County Superior Court. This newly filed action has subsequently been dismissed without prejudice, at the request of the plaintiff in that case.

On September 19, 2012, the parties to the consolidated California action reached a tentative settlement of the consolidated California action in the form of a Memorandum of Understanding ("MOU") that, after notice to all class members and if approved by the Alameda Court, would constitute a full and final settlement of all of the eight actions that have been filed and would preclude the filing of additional actions related to the proposed acquisition by JAB. The MOU provides for the Company to make certain supplemental disclosures to shareholders in this proxy statement and such supplemental disclosures required by the MOU are included in this proxy statement. The MOU also provides for the payment of attorneys' fees to the plaintiffs' counsel. Subsequent to the MOU, the parties negotiated for the payment to plaintiffs' counsel of $550,000, the large majority of which will be paid by the Company's insurer. This amount is subject to approval by the Court, although that will not occur until the Court's final approval of the settlement, as described further below.

Before the settlement contemplated by the MOU becomes final, the settlement must be preliminarily approved by the Court, notice must be provided to the class members (with an opportunity to object to the settlement), and the Court must give its final approval of the settlement. A hearing for that purpose has been set for December 5, 2012. The Company continues to believe these lawsuits are meritless and intends to defend against them vigorously if the MOU and subsequent settlement documents are not fully and finally approved by the Court.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you as a shareholder of Peet's. Please refer to the "Summary Term Sheet" and the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to in this proxy statement, all of which you should read carefully. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under "Where You Can Find More Information" beginning on page 75.

Q: What will happen to Peet's as a result of the Merger?

A: As a result of the Merger, Peet's will become an affiliate of JAB and will cease to be a publicly-traded company. Following consummation of the Merger, you will no longer have any interest in the Company's future earnings or growth, and the registration of the Company's common stock and our reporting obligations with respect to our common stock under the Exchange Act will be terminated upon application to the SEC. In addition, following consummation of the Merger, shares of our common stock will no longer be listed on any stock exchange, including NASDAQ.

Q: What will happen to my shares of Peet's common stock after the Merger?

A: Upon the consummation of the Merger, each outstanding share of Peet's common stock, other than shares held by (i) JAB, Merger Sub or any other affiliate of JAB that is directly or indirectly wholly owned by the ultimate parent of JAB, (ii) Peet's or any of our wholly-owned subsidiaries, and (iii) shareholders who properly perfect their dissenters' rights under Washington law, will automatically be converted into the right to receive $73.50 in cash, without interest and less any applicable withholding taxes.

Q: Will I own any shares of Peet's common stock or other equity interest in Peet's or any equity interests of JAB after the Merger?

A: No. You will be paid cash for your shares of Peet's common stock. Our shareholders will not have the option to receive any equity interests of Peet's or JAB in exchange for their shares instead of cash.

Q. What happens if the Merger is not consummated?

A. If the Merger Agreement is not adopted and approved by our shareholders or if the Merger is not consummated for any other reason, shareholders will not receive any payment for their shares of Peet's common stock in connection with the Merger. Instead, Peet's will remain a public company and Peet's common stock will continue to be listed and traded on NASDAQ. Under specified circumstances, we may be required to pay JAB a fee with respect to the termination of the Merger Agreement, as described under "The Merger Agreement—Termination Fee" beginning on page 66.

Q: Will the Merger be taxable to me?

A: Generally, yes. For U.S. federal income tax purposes, generally Peet's shareholders, other than Peet's and JAB, that are U.S. persons (as defined under "The Merger—Material U.S. Federal Income Tax Consequences of the Merger"), will recognize a capital gain or loss as a result of the Merger measured by the difference, if any, between $73.50 per share of Peet's common stock they own and their adjusted tax basis in that share. This gain or loss will be a long-term capital gain or loss if the U.S. person has held its Peet's shares more than one year as of the effective time of the Merger. For a discussion of tax-related implications, see "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 41.

Q: Does our board of directors recommend the adoption and approval of the Merger Agreement?

A: Yes. Our board of directors reviewed and considered the terms and conditions of the Merger and:

- has unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders;
- has unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law; and
- has unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders.

Our board of directors recommends that Peet's shareholders vote **"FOR"** the adoption and approval of the Merger Agreement.

In considering the recommendation of our board of directors in favor of adoption and approval of the Merger Agreement, you should be aware that the Merger will result in certain benefits to our chief executive officer and other directors that are not received by other shareholders, including the acceleration of stock options that will result in payments aggregating approximately $3.8 million to our directors. See—"The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 35.

Q: What vote of the shareholders is required to approve the proposals?

A: The voting requirements to approve the proposals are as follows:

- The adoption and approval of the Merger Agreement requires that shareholders of record as of the close of business on September 19, 2012 holding a majority of all outstanding shares of our common stock must vote **"FOR"** the adoption and approval of the Merger Agreement. There are 13,194,066 outstanding shares of Peet's common stock entitled to be voted at the Special Meeting.
- The approval, on an advisory basis, of the merger-related compensation for the Company's named executive officers requires the affirmative vote of the holders of a majority of the shares of Peet's common stock present, in person or by proxy, at the Special Meeting and entitled to vote thereon, provided a quorum is present.
- The approval of the adjournment of the Special Meeting requires the affirmative vote of the holders of a majority of the shares of Peet's common stock present, in person or by proxy, at the Special Meeting and entitled to vote thereon, whether or not a quorum is present.

Q: Who is soliciting my vote?

A: This proxy solicitation is being made and paid for by Peet's. In addition, we have retained AST Phoenix Advisors to assist in the solicitation. We will pay AST Phoenix Advisors approximately $10,000, plus out-of-pocket expenses, for its assistance. Our directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or by other means of communication. These persons will not be paid additional remuneration for their efforts. We will also request brokers and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of shares of Peet's common stock that the brokers and other custodians, nominees and fiduciaries hold of record. We will reimburse them for their reasonable out-of-pocket expenses.

Q: Am I entitled to dissenters' rights?

A: Yes. Shareholders who do not vote **"FOR"** the adoption and approval of the Merger Agreement and follow certain procedural steps will be entitled to dissenters' rights under Chapter 23B.13 of the WBCA, provided they take the steps required to perfect their rights under Chapter 23B.13 of the WBCA. For more information regarding dissenters' rights, see "The Merger—Dissenters' Rights" on page 39 of this proxy statement. In addition, a copy of Chapter 23B.13 of the WBCA is attached as **Annex C** to this proxy statement. For a discussion of tax-related implications of exercising dissenters' rights, see "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 41.

Q: What is the date, time and location of the Special Meeting?

A: The Special Meeting will be held at the office of Cooley LLP, 101 California Street, Fifth Floor, San Francisco, California 94111-5800, at 7:00 a.m., local time, on October 26, 2012.

Q: What do I need to do now?

A: We urge you to read this proxy statement carefully, including its annexes, and consider how the Merger affects you. Then, if you are a shareholder of record, mail your completed, dated and signed proxy card in the enclosed return envelope or appoint a proxy over the Internet or by telephone as soon as possible so that your shares can be voted at the Special Meeting. If your shares are held in "street name" by a bank, brokerage firm or other nominee, instruct your bank, brokerage firm or other nominee to vote your shares following the procedure provided by your bank, brokerage firm or other nominee.

Q: What happens if I do not vote?

A: If you are a shareholder of record and do not vote by completing your proxy card, by telephone, through the internet, or in person at the Special Meeting, your shares will not be voted. This will have the same effect as voting against the adoption and approval of the Merger Agreement. If your shares are held in "street name" by a bank, brokerage firm or other nominee, and you do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, your shares will not be voted at the Special Meeting. This will have the same effect as voting against the adoption and approval of the Merger Agreement and will have no effect on the outcome of the other two proposals.

Q: How are votes counted?

A: For the proposal relating to the adoption and approval of the Merger Agreement, you may vote "for," "against" or "abstain." Abstentions will not count as votes cast on the proposal relating to the adoption and approval of the Merger Agreement, but will count for the purpose of determining whether a quorum is present. If you abstain, it will have the same effect as if you vote against the adoption and approval of the Merger Agreement.

For the proposal relating to the approval, on an advisory basis, of the merger-related compensation for the Company's named executive officers, you may vote "for," "against" or "abstain." Abstentions will not count as votes cast on the proposal relating to the merger-related compensation for the Company's named executive officers, but will count for the purpose of determining whether a quorum is present. As a result, if you abstain, it will have the same effect as if you vote against the proposal relating to the merger-related compensation.

For the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies, you may vote "for," "against" or "abstain." Abstentions will not count as votes cast on the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies, but will count for the purpose of determining whether a quorum is present. As a result, if you "abstain," it will have the same effect as if you vote "against" an adjournment of the Special Meeting.

If you sign and return your proxy and do not indicate how you want to vote, your proxy will be voted **"FOR"** each of the proposals identified above. If you hold your shares in "street name," follow the instructions from your bank, brokerage firm or other nominee on how to vote your shares. Please note, however, that failing to provide your bank, brokerage firm or other nominee with instructions on how to vote you shares will have the same effect as a vote against the proposal to adopt and approve the Merger Agreement and will have no effect on the outcome of the other two proposals. Please do NOT send in your share certificates with your proxy card.

Q: What is a quorum?

A: A quorum will be present at the Special Meeting if a majority of the outstanding shares of Peet's common stock entitled to vote on the record date are represented in person or by proxy.

Q: May I vote in person?

A: Yes. You may vote in person at the Special Meeting, rather than signing and returning your proxy card, if you owned shares in your own name as of the record date. However, we encourage you to return your signed proxy card to ensure that your shares are voted. You may also vote in person at the Special Meeting if your shares are held in "street name" through a bank, brokerage firm or other nominee provided that you bring a legal proxy from your bank, brokerage firm or other nominee and present it at the Special Meeting.

Q: How can I attend the Special Meeting?

A: If you wish to attend the Special Meeting, you may be asked to present photo identification. The Special Meeting is for the shareholders of Peet's as of the record date. Accordingly, if you are a shareholder of record or hold a valid proxy from a shareholder of record, we will verify your name (or the name of such shareholder) against the list of shareholders of record on the record date prior to your admission to the Special Meeting. If you are not a shareholder of record but your shares are held in street name by your bank, brokerage firm or other nominee, please bring and be prepared to provide upon request proof of beneficial ownership on the record date, such as your most recent account statement prior to September 19, 2012, or other similar evidence of ownership. **We reserve the right to refuse admittance to the Special Meeting to any person that we cannot verify, through the foregoing methods, is a shareholder (or a proxy of a shareholder) of Peet's as of the record date**. The meeting will begin promptly at 7:00 a.m., local time. Check in will begin at 6:00 a.m., local time. Please allow ample time for check in procedures.

Q: May I appoint a proxy over the Internet or by telephone?

A: Yes. You may appoint a proxy over the Internet or by telephone by following the instructions included in these materials. See "The Special Meeting—Voting over the Internet or by Telephone" beginning on page 49.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. You can revoke your proxy. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to the Corporate Secretary of Peet's Coffee & Tea, Inc. at 1400 Park Avenue, Emeryville, California 94608-3520.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted. Please note that to be effective, your new proxy card, internet or telephonic voting instructions or written notice of revocation must be received by the Corporate Secretary prior to the annual meeting and, in the case of internet or telephonic voting instructions, must be received before 7:00 p.m., Eastern Time, on October 25, 2012.

If you have instructed a bank, brokerage firm or other nominee to vote your shares, you must follow directions received from your bank, brokerage firm or other nominee to change those instructions. You cannot vote shares held in "street name" by returning a proxy card directly to us or by voting in person at the Special Meeting, unless you obtain a legal proxy card from your bank, brokerage firm or other nominee.

Q. What is the difference between being a "shareholder of record" and a "beneficial owner?"

A. If your shares of our common stock are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares of common stock, the "shareholder of record." In that case, this proxy statement, and your proxy card, has been sent directly to you by Peet's.

If your shares of common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of our common stock held in street name. In that case, this proxy statement has been forwarded to you by your bank, brokerage firm or other nominee which may be, with respect to those shares of common stock, the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee as to how to vote your shares of common stock by following their instructions for voting.

Q: If my shares are held in "street name" by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares for me?

A: Your bank, brokerage firm or other nominee may NOT and will NOT vote your shares without instructions from you. You should instruct your bank, brokerage firm or other nominee to vote your shares, following the procedure provided by your bank, brokerage firm or other nominee. Without instructions, your shares will not be voted, which will have the same effect as voting against the adoption and approval of the Merger Agreement and will have no effect on the outcome of the other two proposals.

Q. What is a proxy?

A. A proxy is your legal designation of another person, who is also referred to as a proxy, to vote your shares of Peet's common stock. This written document describing the matters to be considered and voted on at the Special Meeting is called a proxy statement. The document used to designate a proxy to vote your shares of stock is called a proxy card.

Q: Should I send in my share certificates now?

A: No. After the Merger is consummated, you will receive written instructions for exchanging your shares of Peet's common stock for the Merger consideration of $73.50 in cash, without interest and less any applicable withholding taxes, for each share of Peet's common stock.

Q: When do you expect the Merger to be completed?

A: We are working toward consummating the Merger as quickly as possible, but we cannot predict the exact timing. We currently expect the Merger to be consummated promptly following the date of the Special Meeting, assuming we obtain the necessary shareholder approval of the Merger. In addition to obtaining shareholder approval, all other closing conditions must be satisfied or waived. However, we cannot assure you that all conditions to the Merger will be satisfied or, if satisfied, the date by which they will be satisfied.

Q: When will I receive the Merger consideration for my shares of Peet's common stock?

A: After the Merger is consummated, you will receive written instructions, including a letter of transmittal, that explain how to exchange your shares for the Merger consideration of $73.50 in cash, without interest and less any applicable withholding taxes, for each share of Peet's common stock. When you properly return and complete the required documentation described in the written instructions, you will promptly receive from the paying agent a payment of the Merger consideration for your shares.

Q: What happens if I sell my shares of Peet's common stock before the Special Meeting?

A: The record date of September 19, 2012 for shareholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting and the expected closing date of the Merger. If you transfer your shares of Peet's common stock after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to receive the Merger consideration to the person to whom you transfer your shares.

Q: How will the Merger affect the Peet's Employee Stock Purchase Plan?

A: In accordance with the terms of the Merger Agreement, we will terminate our Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") prior to the effective time of the Merger and will not permit any new offering period to begin after July 21, 2012 and prior to the effective time of the Merger. The last offering period ended on September 28, 2012. Accumulated employee contributions were used on that date to purchase common stock at $49.43.

Q: What will happen to Peet's stock options in the Merger?

A: We will take all necessary action to accelerate the vesting of each outstanding stock option effective as of the effective time of the Merger. Each stock option outstanding immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such stock option, a cash payment equal to the excess, if any, of $73.50 over the exercise price per share of such stock option, without interest and subject to applicable tax withholding.

Q: What will happen to Peet's restricted stock unit awards in the Merger?

A: Each restricted stock unit award outstanding or payable immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such award, a cash payment equal to $73.50, without interest and subject to applicable tax withholding.

Q: Who can help answer my questions?

A: If you would like additional copies, without charge, of this proxy statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact us or our proxy solicitor, AST Phoenix Advisors, as follows:

Peet's Coffee & Tea, Inc.
Investor Relations
1400 Park Avenue
Emeryville, California 94608
Telephone: (510) 594-2100

AST Phoenix Advisors
110 Wall Street, 27th floor
New York, NY 10005
Telephone: (toll-free) (877) 478-5038

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement, and the documents to which we refer you in this proxy statement, contain forward-looking statements. There are forward-looking statements throughout this proxy statement, including, without limitation, under the headings "Summary Term Sheet," "The Merger," "The Special Meeting," "Certain Financial Projections," and "Opinion of the Company's Advisor." Statements that are not historical facts, including statements about beliefs or expectations, are forward-looking statements. These statements are based on plans, estimates and projections at the time the Company makes the statements, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as "may," "will," "should, "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties, including, among others:

- the effect of the announcement of the Merger on our business relationships, operating results and business generally;
- the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the payment of any termination fee;
- the outcome of legal proceedings that have been, and others that may be, instituted against us, JAB or others in connection with the Merger Agreement;
- failure to obtain the required shareholder approval, to satisfy other conditions to the completion of the Merger, or to obtain the regulatory approvals required for the Merger on the terms expected or on the anticipated schedule;
- the amount of the costs, fees, expenses and charges related to the Merger; and
- our and JAB's ability to meet expectations regarding the timing and completion of the Merger.

In addition, we are subject to risks and uncertainties and other factors detailed in our filings with the SEC, including our Annual Report on Form 10-K for the year ended January 1, 2012 and our most recent quarterly report on Form 10-Q and in subsequent filings with the SEC, which should be read in conjunction with this proxy statement. See "Other Matters—Where You Can Find More Information" on page 75. Readers are cautioned not to place undue reliance on the forward-looking statements included in this proxy statement, which speak only as of the date hereof. Except as may be required by applicable law, the Company does not undertake to update any of these statements in light of new information or future events.

The Parties to the Merger

Peet's Coffee & Tea, Inc.

Peet's is a Washington corporation with headquarters in Emeryville, California. We are a specialty coffee roaster and marketer of fresh-roasted whole bean coffee and tea. Our principal executive offices are located at 1400 Park Avenue, Emeryville, California 94608, and our telephone number is (510) 594-2100. For more information about us, please visit our website at *www.peets.com.* Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated herein by reference. Our common stock is publicly traded on NASDAQ under the ticker symbol "PEET."

JAB Holdings BV

JAB Holdings BV is a Dutch *Besloten Vennootschap met beperkte aansprakelijkheid* (private company with limited liability) with headquarters in The Netherlands. JAB Holdings BV is a privately held company focused on long-term investments in companies with premium brands in the consumer goods category. The principal executive offices of JAB Holdings BV are located at Oude Weg 147, 2033 Haarlem CC, The Netherlands, and its telephone number is +31 23 2302 866.

Panther Merger Co.

Panther Merger Co. is a Washington corporation and an affiliate of JAB Holdings BV and has not engaged in any material business activities other than in connection with its formation and the Merger. The principal executive offices of Panther Merger Co. are located at 2200 Pennsylvania Avenue NW, Washington D.C., 20052, and its telephone number is (202) 507-5835.

THE MERGER

The discussion of the Merger contained in this section summarizes the material terms of the Merger. Although we believe that the description covers the material terms of the Merger, this summary may not contain all of the information that is important to you. We urge you to read this proxy statement, the Merger Agreement, a copy of which is attached to this proxy statement as ***Annex A****, and the other documents referred to herein (including the annexes) carefully for a more complete understanding of the Merger.*

BACKGROUND OF THE MERGER

Peet's board and management have met regularly to discuss the long-term vision and strategy for Peet's, since it has evolved from a small San Francisco Bay Area-based coffee retailer to a high growth, premium-quality, premium-priced brand in the consumer packaged coffee business. An important component of Peet's strategy has been to seek new consumer segments within the specialty coffee category that it can enter in a manner consistent with its broader vision and ensure long-term growth.

One such segment is the rapidly growing market for cartridge-based single serve coffee. Peet's initial efforts to enter the single serve market were focused on developing a commercial relationship with Green Mountain Coffee Roasters, Inc. ("Green Mountain"), which had a well established single serve brewer platform. Peet's engaged in discussions with Green Mountain beginning in 2007 and continuing through 2010 but was unable to reach agreement on the terms of a relationship.

During this period, Peet's also signed an agreement to acquire publicly traded Diedrich Coffee, Inc., which at the time was one of four coffee companies licensed to produce single serve coffee cartridges in Green Mountain's "K-Cup" format and would have provided Peet's with a point of access to the single serve market. This acquisition attempt was ultimately unsuccessful due to a higher price offered by Green Mountain.

Between December 2009 and October 2010, Peet's had a series of discussions with a global coffee company about the possibility of establishing a strategic commercial relationship. During this period, Peet's financial advisor at that time, Morgan Stanley & Co. LLC ("Morgan Stanley"), advised Peet's with respect to the strategic discussions and also identified other companies that could potentially be strategic acquirers. In the fall of 2010, these discussions shifted to a potential acquisition of Peet's by the global coffee company. In October 2010, the global coffee company withdrew from its discussions with Peet's, citing as reasons valuation and other business issues. The highest intraday sale price of the Company's common stock during the month of October 2010 was $39.00.

Following the termination of these discussions, Peet's board of directors reviewed the Company's strategic position and determined that, in addition to focusing on its base business and aggressively pursuing the strategic business initiatives in its long-range plan, Peet's should engage in a systematic program of outreach to selected potential strategic partners to explore the possibility of a transformational transaction in the form of either a major strategic commercial relationship focused on the single serve market or some other aspect of the Company's business, or a business combination. Based on this direction, over the ensuing year and a half, Peet's initiated discussions with several of the companies that Morgan Stanley had identified, together with other large companies that Morgan Stanley had not originally identified.

Specifically, between December 2010 and June 2012, Peet's had interactions with seven operating companies it viewed as potential strategic partners, three of which (in addition to the two companies with which Peet's had previously had discussions) signed confidentiality agreements and received confidential information from Peet's. The discussions with these companies ranged from potential single serve agreements, joint ventures, business alliances, distribution partnerships and licensing arrangements to complete business combinations. In each case, the discussions either included a potential business combination or were of such nature that, in Peet's view, the other party would have concluded that Peet's was open to a potential business combination. None of these discussions led to an agreement to pursue a transformational commercial relationship or a strategic transaction. In several of these discussions occurring between December 2010 and September 2011, Peet's was assisted by Morgan Stanley, whose formal engagement expired in April 2011. Peet's also received informal assistance from Citigroup, principally in the evaluation of potential value maximizing alternatives for its retail operations, beginning in the summer of 2011, although it had no formal engagement with Citigroup until July 2012. Peet's did not seek further strategic financial advice from Morgan Stanley or Citigroup after September 2011 because at that time it was focusing on internal strategic initiatives rather than potential strategic transactions.

In early June, 2012, at the request of Olivier Goudet, Chief Executive Officer of the group of companies of which JAB is a member (the "JAB group"), Citigroup arranged a meeting for June 21, 2012 between Mr. Goudet and Jean-Michel Valette, Peet's Chairman. This meeting request was part of the JAB group's continuous search for premium brands in the consumer goods sector and more particularly in the coffee and tea industry. Mr. Goudet said that, subject to due diligence, the JAB group was interested in making a proposal to acquire Peet's at a price of $72.50 per share in cash. (The closing price of Peet's common stock on the previous day was $65.54.) Mr. Goudet said this was a friendly overture and that, while the JAB group would not ask Peet's to enter into an exclusivity agreement during negotiations, it would withdraw if Peet's was not interested in pursuing a possible transaction or wished to seek proposals from other potential acquirers. Mr. Goudet said that, if discussions progressed toward a transaction, the JAB group intended to work with BDT Capital Partners LLC ("BDT") and to engage Morgan Stanley, whose engagement with Peet's had previously expired, as a financial advisor. Mr. Goudet said that the JAB group might seek financing services from BDT and Morgan Stanley, although he also said the JAB group had ample cash on hand to complete an acquisition of Peet's and would not require a financing contingency. Mr. Valette said he would convey the JAB group's proposal to Peet's board of directors.

On June 23, 2012, Peet's board of directors met telephonically. Also participating in this meeting were Tom Cawley, Peet's Chief Financial Officer; Isobel Jones, its General Counsel; and Jon Weinberg, its Senior Director of Strategy and Business Development. Mr. Valette reported in detail on his meeting with Mr. Goudet and the indication of interest delivered by Mr. Goudet in that meeting. The directors received advice from Ms. Jones regarding their responsibilities as directors and an update from Messrs. O'Dea, Cawley and Weinberg regarding the status of the Company's business—particularly its past and expected 2012 financial results and its strategic initiative to enter the single serve market, the principal near-term focus being a pending contract negotiation. The board then discussed the JAB group's overture and determined that Peet's response, for negotiating purposes, should be that $72.50 per share was not compelling, but, subject to the JAB group agreeing to an acceptable process and signing a confidentiality and standstill agreement, Peet's would allow the JAB group to engage in a due diligence review and would share confidential information with the JAB group in order to explore whether there were grounds for an acceptable transaction.

On June 26, 2012, Mr. Valette told Mr. Goudet by telephone that the proposed price of $72.50 per share was not compelling, but that, in recognition of the fact that the board possessed significantly more information relevant to an evaluation of Peet's than the JAB group, Peet's would be willing to permit the JAB group to engage in a due diligence review and would share confidential information with the JAB group for the purpose of enabling the JAB group to determine whether there were grounds for a transaction which would be acceptable to Peet's. Mr. Valette stated that Peet's willingness to take these steps was conditioned on the JAB group's entering into an acceptable confidentiality and standstill agreement and agreeing with Peet's on a target date of July 20, 2012 by which the parties would either sign a definitive acquisition agreement or terminate discussions. Mr. Valette explained that Peet's required this timetable in order to avoid excessive diversion of its management team and other resources from pursuit of several specific and timely strategic business initiatives. Mr. Goudet agreed to Peet's conditions and indicated a desire to proceed as outlined by Mr. Valette.

On July 2, 2012, Messrs. Valette and Goudet had a telephone conversation in which Mr. Goudet reaffirmed the agreed-upon timetable for considering a transaction.

On July 3, 2012, Peet's board of directors met telephonically. Also participating in this meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Cooley LLP, Peet's outside legal counsel ("Cooley"). Ms. Jones reported on a review she had conducted, at the board's request, to identify any relationships between Citigroup, on the one hand, and the JAB group and its affiliates, on the other, that might interfere with Citigroup's service as Peet's financial advisor with respect to the JAB group's indication of interest. Ms. Jones reported that she had discussions with a representative of Citigroup requesting the identification of any potential conflicts and reported that she had been informed that Citigroup had not been engaged by JAB to provide any investment banking services, including any services relating to potential acquisitions, but that an affiliate of Citigroup was providing cash equity trading services to an affiliate of JAB. After discussing Ms. Jones's report and the qualifications and expertise of Citigroup, the board of directors approved the engagement of Citigroup as its financial advisor and received legal advice from the Cooley representatives regarding their responsibilities as directors. Representatives of Citigroup then joined the meeting and presented an overview of the JAB group's indication of interest and various preliminary valuation and other financial analyses as well as securities analysts' estimates and price targets for Peet's as a standalone company. Citigroup also discussed, in the context of the preliminary valuation information, whether Citigroup believed that other potential parties would be willing to acquire Peet's at a higher price than that proposed by the JAB group. Citigroup informed the board that it did not believe, based on its leveraged buy-out analysis and the trading multiple for Peet's, that any private equity buyer would consider purchasing Peet's for the proposed price.

On July 5, 2012, Peet's and an affiliate of JAB executed a confidentiality and standstill agreement effective as of July 4, 2012.

On July 6, 2012, Peet's board of directors met telephonically. Also participating in this meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Citigroup and Cooley. Messrs. O'Dea, Cawley and Weinberg provided an update on the key strategic initiatives being pursued by the Company consistent with its long-range plan, including an update on its ongoing contract negotiation with respect to the single serve business and a review of other potential approaches to accessing the single serve coffee market. This was followed by a discussion about the potential implications, including both risks and benefits, of these initiatives for the Company's future financial performance and value. Mr. O'Dea then reviewed with the board the Company's extensive discussions with potential strategic partners between 2009 and 2012, and he and the Citigroup representatives provided updates regarding the businesses and strategic activities of some of those parties since Peet's most recent discussions with them and Citigroup's perspective on whether these parties would consider acquiring Peet's at the JAB group's proposed price. The Citigroup representatives then led a discussion and responded to questions from the directors concerning the preliminary valuation and other financial analyses they had presented to the board at its meeting three days earlier. The board of directors discussed the fact that the JAB group had indicated that it would withdraw its acquisition proposal if Peet's initiated discussions with any other potential parties, the fact that private equity buyers would not likely be interested in pursuing a transaction at the proposed price, and Peet's prior discussions with other potential strategic partners and the likelihood (which was viewed to be low) that they would be interested in acquiring Peet's at the proposed price and concluded that Peet's should not reach out to any other potential parties at this time because the risks of losing the JAB group's proposal outweighed the likelihood of obtaining a higher price from another potential party.

Beginning on July 9, 2012, Peet's provided various representatives of the JAB group, BDT, Morgan Stanley, the JAB group's outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), and the JAB group's accounting advisor, Ernst & Young ("EY"), with access to an electronic "data room" populated with various documents containing confidential information of Peet's. The JAB group's and its advisors' review of confidential information in this data room, as well as confidential information provided by Peet's in person and through other means, continued through the time at which the definitive merger agreement was executed.

On July 10-12, 2012, Messrs. O'Dea, Cawley and Weinberg, Ms. Jones and Shawn Conway, Peet's Chief Supply Chain Officer, held multiple meetings with representatives of the JAB group, BDT, Skadden, Arps and

EY in Cooley's San Francisco office in connection with the JAB group's due diligence review of Peet's. Among other things, the Peet's representatives made a presentation regarding Peet's, its business and its strategic initiatives and responded to questions from the other meeting participants.

On July 11, 2012, Skadden, Arps delivered to Cooley a draft merger agreement containing a comprehensive set of proposed terms and conditions, other than price-dependent terms. Between July 11, 2012 and July 21, 2012, Skadden, Arps and Cooley, in consultation with the JAB group and Peet's and their respective financial advisors, engaged in several rounds of negotiation of the proposed terms and conditions. By the evening of July 19, 2012, a significant number of issues in the merger agreement had been resolved to both parties' satisfaction, but there remained several points of substantive disagreement with respect to the limitations to be included in the merger agreement on the Company's ability to engage in discussions with other potential acquirers, the circumstances under which the parties could terminate the merger agreement, the circumstances under which a termination fee and/or a reverse termination fee would be payable, the amounts of such termination fees and the availability of specific performance as a remedy for Peet's upon JAB's breach of the merger agreement.

On July 16, 2012, Peet's board of directors met telephonically. Also participating in this meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Citigroup and Cooley. Mr. O'Dea provided an update regarding contract negotiations related to Peet's strategic initiative to enter the single serve market, and the Citigroup and Cooley representatives provided an update regarding the JAB group's due diligence activities and negotiations regarding a potential definitive merger agreement. At the board's request, the Citigroup representatives reviewed the companies with which Peet's had had discussions about a potential strategic transaction between 2009 and 2012 and provided perspectives on those companies' potential current interest in a business combination transaction with Peet's. Citigroup's perspectives were based on, among other things, its professional judgment, its knowledge of the retail coffee and tea and consumer packaged goods industries and discussions with industry participants concerning their capacity for and focus on potential acquisitions within the industry. Peet's board also considered the value proposed by the JAB group in the context of prior strategic discussions and financial analysis presented by Citigroup. The board of directors also determined that any merger agreement with the JAB group would need to make it possible for a potential competing bidder to submit a superior proposal that Peet's could accept by terminating the merger agreement and paying a reasonable termination fee. At this point in time, Peet's board, in consultation with its advisors, reaffirmed its decision not to approach additional potential acquirers and the reasons for that decision. In executive session, the Peet's board discussed the status of its CEO succession planning initiative and the fact that the JAB group was aware of the initiative, which had begun at Mr. O'Dea's request in December 2011. The board reflected on its belief that Peet's faced additional uncertainty and risk, particularly during the execution of the single serve initiative, in light of the potential for a CEO transition. The board also discussed the fact that the JAB group was not making retention of Peet's senior management a condition of the proposed acquisition and had not offered employment or retention arrangements to any of Peet's senior management. The Peet's board observed that the JAB group has only a small executive team and therefore, could be expected to retain senior management for at least some period following a transaction, but that the JAB group had not disclosed its management plan to Peet's or its advisors. The Peet's board also considered the fact that Peet's has change of control severance and equity arrangements in place with senior management that are intended to prevent any potential management opposition to a change of control transaction that the board believes is in the best interests of shareholders.

On July 19, 2012, Messrs. O'Dea, Cawley, Conway, Jones and Weinberg held a series of meetings with Mr. Goudet, Bart Becht, Chairman of the JAB group, and other representatives of the JAB group and its advisors. Messrs. O'Dea and Conway conducted a tour of the Company's roast-to-order facility in Alameda, California, and Messrs. O'Dea, Cawley and Weinberg made a presentation regarding Peet's and its business and strategic initiatives. During these meetings, the Peet's representatives shared confidential information of Peet's and responded to questions from the other meeting participants. On the evening of July 19, 2012, Messrs. Valette, O'Dea, Goudet and Becht and a representative of Citigroup met for dinner to continue their discussion of Peet's, its business and the potential for the acquisition of Peet's by the JAB group. They did not discuss the potential price or other terms on which such an acquisition might occur.

On the morning of July 20, 2012, the Company's board of directors met telephonically. Also participating in this meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Citigroup and Cooley. Mr. Valette provided an update on developments with the JAB group since the previous board meeting. At the board's request, the Citigroup representatives reviewed certain companies that had previously been identified as potential strategic partners and provided their perspective on those companies' potential interest in a business combination transaction with Peet's at this time. Citigroup's perspectives were based on, among other things, its professional judgment, its knowledge of the retail coffee and tea and consumer packaged goods industries and discussions with industry participants concerning their capacity for and focus on potential acquisitions within the industry. The board of directors reaffirmed its decision not to approach additional potential acquirers for the reasons it had previously discussed.

Later that morning, Messrs. Goudet and Becht met with Mr. Valette and a representative of Citigroup in Cooley's San Francisco office. Messrs, Goudet and Becht orally delivered the JAB group's proposal to acquire all of Peet's outstanding equity securities at a price of $72.50 per share in cash on terms and conditions that reflected the JAB group's position on the most important areas of substantive disagreement. Mr. Valette reminded Messrs. Goudet and Becht of the Peet's board's earlier statement that a price of $72.50 per share was not compelling and stated that the overall proposal, which included the JAB group's positions on the open merger agreement provisions, did not represent an acceptable transaction. The open provisions related primarily to the certainty of closing a transaction based on the JAB group's proposal and Peet's ability to consider an alternative offer. Mr. Valette confirmed that he would communicate the JAB group's proposal to the Peet's board in the form presented but that he would not personally support it and did not believe it would be accepted. He encouraged Messrs. Goudet and Becht to consider increasing the price and revising the other terms of the JAB group's proposal so that it represented the JAB group's best and final proposal in advance of Peet's board meeting scheduled for that evening.

On the afternoon of July 20, 2012, Messrs. Goudet and Becht met with Mr. Valette and a representative of Citigroup and orally presented a revised acquisition proposal, which they stated represented the JAB group's best and final proposal. The JAB group's revised proposal was to acquire all of Peet's outstanding equity securities at a price of $73.25 per share on terms and conditions reflecting Peet's position on the most important areas of substantive disagreement. Under the JAB group's revised proposal, the Company would be subject to customary limitations on its ability to engage in discussions with other potential acquirers but would have the right to engage in such discussions under certain circumstances in response to an unsolicited acquisition proposal and to terminate the merger agreement under certain circumstances in order to accept a "superior proposal" (as defined in the merger agreement), the Company would be obligated to pay a termination fee equal to approximately 3% of total equity value in connection with such a termination of the merger agreement and in certain other customary circumstances, JAB would not have the right to terminate the merger agreement other than upon the Company's material breach or in certain other customary circumstances, and the remedy of specific performance would be available in the event of either party's material breach of the merger agreement. The revised terms presented by the JAB group represented a significant improvement in Peet's favor.

That evening, the Peet's board met telephonically to consider the JAB group's proposal and determine Peet's response. Also participating in this meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Citigroup and Cooley. After discussing the revised proposal and receiving advice from the representatives of Citigroup and Cooley, the board of directors determined that it would consider the JAB group's proposal thoroughly at its meeting scheduled for the next afternoon.

Later that evening, Mr. Valette advised Mr. Goudet of the board's deliberations and suggested that the JAB group consider increasing its proposed price in order to make it more likely that Peet's board would accept their proposal.

On the morning of July 21, 2012, Mr. Goudet advised Mr. Valette by telephone that the JAB group was revising its proposed price to $73.50 per share, that all other terms and conditions of the proposal remained unchanged and that this proposal had been fully approved by its board that morning. Mr. Goudet further advised that this increased offer was a non-economically justified "stretch" and could not be improved upon. (The closing price of Peet's common stock on the previous day was $57.16.) Mr. Valette advised Mr. Goudet that he would communicate the revised proposal to Peet's board at its meeting that afternoon.

That afternoon, the Company's board of directors met telephonically to consider the JAB group's revised proposal and determine Peet's response. Also participating in the meeting were Messrs. Cawley and Weinberg, Ms. Jones and representatives of Citigroup and Cooley. Prior to the meeting, the directors had received a copy of a proposed form of merger agreement, a summary of the proposed agreement prepared by Cooley and a copy of the financial presentation to be made at the meeting by the Citigroup representatives. Mr. Valette reported that the JAB group had increased its proposed price to $73.50 per share and that all other terms and conditions of the proposal remained unchanged and consistent with Peet's negotiating position. The Citigroup representatives then made a presentation that included an overview of the revised proposal and its background, valuation and other financial analyses with respect to the proposal, a review of Peet's discussions since 2009 with potential strategic partners, a review of Peet's recent stock price performance, a review of Peet's preliminary financial results for the second quarter of 2012 and a comparison of those results to securities analysts' second quarter estimates, a review of securities analysts' longer-term estimates and target stock prices and a review of Peet's management's financial plan, including the potential financial impact of the Company's base strategic initiatives, the company's intention to enter the single serve market and coffee costs projections for the next few years. The Citigroup representative also reviewed valuation analyses, including the selected company trading analysis, selected precedent transaction analysis, discounted cash flow analysis and leveraged buyout analysis summarized under "The Merger—Opinion of Citigroup Global Markets Inc." After responding to questions from the directors on their presentation, the Citigroup representatives orally delivered their opinion that the $73.50 per share to be received pursuant to the proposed merger agreement was fair, from a financial point of view, to the holders of Peet's common stock. The Cooley representatives then reviewed the material terms of the proposed merger agreement and responded to questions from the directors about the proposed agreement. The board of directors then engaged in a discussion of the JAB group's acquisition proposal and the financial and legal advice that had been provided with respect to the proposal.

At this point the board, in consultation with its advisors, reaffirmed its decision not to approach additional potential acquirers for the reasons it had previously discussed. The board of directors then unanimously determined that the Merger Agreement and the Merger were advisable and in the best interests of the Company and its shareholders, approved the Merger Agreement and authorized its execution and resolved to recommend that the Company's shareholders adopt the Merger Agreement.

The definitive Merger Agreement was executed by representatives of Peet's, JAB and Panther Merger Co. on the evening of July 21, 2012 and publicly announced on the morning of July 23, 2012.

Reasons for the Merger and Recommendation of the Board of Directors

On July 21, 2012, our board of directors (i) unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders and (ii) directed that the Merger Agreement and the Merger be submitted for consideration by our shareholders at the Special Meeting.

Our board of directors considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement and to recommend the adoption and approval of the Merger Agreement to our shareholders, all of which it viewed as generally supporting its decision to approve the business combination with the JAB group (which are not listed in any relative order or importance):

- the principal terms of the Merger Agreement, including, among others, the consideration to be received by holders of Peet's common stock and the conditions to the parties' obligations to consummate the Merger;

- the current and historical market price of Peet's common stock, including the fact that the $73.50 price to be paid for each share represents a 28.6% premium to the closing price of $57.16 per share on July 20, 2012, the last full trading day before the Merger was approved by our board of directors and publicly announced, and a 26.3% premium to the 30-day weighted average stock price of $57.98 per share;
- the fact that the JAB group's offer will be paid in cash, providing certainty, near-term value and liquidity to our shareholders, and is anticipated to be completed in 2012, in advance of any potential tax rate increases that may take effect in 2013 or later;
- our board of directors' belief that Peet's, with the assistance of its financial advisors, had negotiated the highest price per share of common stock that the JAB group was presently willing to pay for Peet's, and that the process conducted by the Company had resulted in the highest price reasonably available to the Company under the circumstances;
- the board of directors' belief that the Company is unlikely to achieve a sustainable trading price for its common stock in excess of the $73.50 per share Merger consideration within the foreseeable future given the Company's high trading multiple compared to other coffee and consumer companies, its projected near-term financial performance (including growth rates), and its long-term business plan and prospects if it were to remain a public company, including its plans to enter the single serve market and dependence on the single serve strategy to sustain its high growth rates and trading multiple;
- the board of directors' belief that the sale of the Company for the Merger consideration is a better alternative to remaining a public company and pursuing the Company's strategic business plan, considering the risks relating to the Company's ability to sustain its high revenue growth rate in light of the Company's competitive position in its industry, its dependence on the single serve strategy for new growth and the risks associated with executing on the single serve strategy as discussed below under "Certain Financial Projections," and other risks associated with the Company's business;
- the board of directors' belief that remaining a public company and pursuing the Company's strategic business plan entailed additional uncertainty and risk, particularly during the execution of the single serve initiative, in light of the potential for a CEO transition given Mr. O'Dea's request that the Board engage in succession planning;
- the fact that the Company had held strategic discussions with at least nine other large companies in its industry between 2009 and 2012 and none of the discussions had led to a transformational commercial relationship or business combination transaction or any likely prospects therefor;
- the opinion of Citigroup that, as of July 21, 2012, and based upon and subject to the various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such opinion, the $73.50 per share expected to be received by the holders of Peet's common stock pursuant to the Merger Agreement at the time the opinion was rendered was fair from a financial point of view to holders of Peet's common stock, and the related financial analyses;
- the requirement that the Merger Agreement be adopted and approved by the holders of a majority of the outstanding shares of our common stock;
- the availability of statutory dissenters' rights to the Company's shareholders who comply with all required procedures of the WBCA, which allow such shareholders to seek appraisal of the fair value of their shares of common stock; and
- the terms and conditions of the Merger Agreement, which were the product of negotiations between the parties, including the following related factors:
  - the JAB group's capacity to fund the Merger consideration with cash;
  - the limited number and nature of the conditions to JAB's obligation to consummate the Merger (including the absence of a financing condition) and the limited risk of non-satisfaction of such conditions;

- the conclusion of our board of directors that the termination fee is, and the circumstances when such fee may be payable are, reasonable in light of the benefits of the Merger;
- the board of directors' ability under the Merger Agreement to withhold, withdraw, qualify or modify its recommendation in favor of the adoption and approval of the Merger Agreement in certain circumstances, including in connection with a superior proposal, and its right to terminate the Merger Agreement in certain circumstances in order to accept a superior proposal, subject to the payment of the termination fee;
- the right of our board of directors to approve selected actions by Peet's under the Merger Agreement, including amendments to the Merger Agreement, waivers of the Merger Agreement provisions and the termination of the Merger Agreement under selected circumstances; and
- the likelihood that the Merger will be consummated on a timely basis, including the likelihood that the Merger will receive all necessary regulatory antitrust approvals.

Our board of directors also considered the potential risks of the Merger and other potentially negative factors, including the following:

- the inability of our shareholders to realize the potential long-term value of a successful execution of the Company's current strategy as a public company;
- the fact that the $73.50 price to be paid for each share represents less than the all-time high intraday sale price of Peet's common stock of $77.60 per share in March 2012;
- the fact that receipt of the Merger consideration generally will be taxable to our shareholders for U.S. federal income tax purposes;
- the risk of diverting management's attention from other strategic priorities to focus on matters relevant to the Merger;
- the potential impact on the Company's business of any negative reaction by customers, suppliers or other constituencies after the announcement of the Merger;
- the possible loss of key management or other personnel of Peet's during the pendency of the Merger;
- the risk that the Merger might not be consummated in a timely manner or at all and the trading price of Peet's common stock may be adversely affected;
- the risk to the Company's business, sales, operations and financial results in the event that the Merger is not consummated;
- the fact that, pursuant to the Merger Agreement, we must generally conduct our business in the ordinary course and we are subject to a variety of other restrictions on the conduct of our business prior to the closing of the Merger or the termination of the Merger Agreement;
- the termination fee payable to JAB upon the occurrence of certain events, including the potential of such termination fee to deter other potential acquirers from proposing an alternative transaction that may be more advantageous to the Company's shareholders;
- that certain terms of the Merger Agreement prohibit Peet's and our representatives from soliciting third-party bids and from accepting, approving or recommending third-party bids except in very limited circumstances, which terms could reduce the likelihood that other potential acquirers would propose an alternative transaction that may be more advantageous to our shareholders; and
- the requirement under the Merger Agreement that, unless the Merger Agreement is terminated by the Company in certain circumstances in order to accept a superior proposal, the Company's obligation to hold the Special Meeting shall not be affected by any superior proposal, alternative proposal, change in circumstance or recommendation change (See "The Merger Agreement—Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal").

The board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The foregoing discussion of the board of directors' reasons for its recommendation to adopt and approve the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by the board of directors in connection with the evaluation of the Merger and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors were aware of the interests of executive officers and directors of Peet's as described under "The Merger— Interests of Our Directors and Executive Officers in the Merger."

Our board of directors unanimously recommends that you vote "FOR" the adoption and approval of the Merger Agreement.

CERTAIN FINANCIAL PROJECTIONS

Peet's does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations beyond the current or proximate fiscal year due to the inherent unpredictability of the underlying assumptions and estimates. In connection with the evaluation of the Merger, management prepared updated long-range, non-United States generally accepted accounting principles ("GAAP") financial projections for fiscal years 2012 through 2016. These updated projections were developed for use by the board of directors of Peet's in connection with the evaluation of the Merger and the Merger consideration in comparison to Peet's strategic alternatives and were provided to Peet's financial advisor. These projections were based on Peet's most recent long-range plan, which was initially developed in the ordinary course of business and was presented to the board of directors of Peet's in September 2011. The long-range plan was updated in June 2012 to reflect actual results through May 2012, management's most recent estimates for the balance of fiscal year 2012 and coffee costs, as well as the inclusion of annualized sales for new distribution. With respect to the single serve opportunity, the projections were based on management's most recent estimates. Peet's provided these updated financial projections to Citigroup in June 2012 and did not provide them to the JAB group, Morgan Stanley or BDT.

The information set forth below is included solely to give the Company's shareholders access to relevant portions of such financial projections and is not included in this proxy statement in order to influence any shareholder of Peet's to vote in favor of the Merger or for any other purpose, including whether or not to seek dissenters' rights with respect to a shareholder's shares of Peet's common stock.

The financial projections were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Neither Peet's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections estimate EBITDA (earnings before interest, taxes, depreciation and amortization), income from operations (also referred to as EBIT) and free cash flow (calculated as EBITDA less interest, cash taxes, changes in net working capital and capital expenditures) for fiscal years 2012 through 2016 under two alternative business scenarios:

- the base case, which excluded the single serve opportunity, was based on Peet's current financial plan without the benefit of entering the single serve market; and

- the second case, which reflected the base plan plus the single serve opportunity, assumed that Peet's would execute its plan to enter the single serve market beginning in 2013.

The financial projections reflect numerous estimates and assumptions made by management with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond our control. In preparing the 2012 to 2016 financial projections for the base case, management assumed modest retail expansion and a slowdown in growth in the Specialty channel resulting in a compound annual sales growth of 5.4%. EBITDA margin was forecasted to improve from 13.4% in 2012 to 15.0% by 2014 due largely to lower realized green coffee costs in 2013 and 2014 and improved operating leverage. EBITDA margin was forecasted to drop to 14.4% by 2016 as lower sales growth slightly decreases operating leverage and coffee costs increase with inflation.

In preparing the financial projections for the second case, management included the same assumptions as the base case but also assumed that Peet's would be required to invest an incremental $33 million of capital expenditures between 2013 and 2016. The single serve business was forecasted to generate incremental revenue and EBITDA of $45 million and $11 million, respectively, in 2013 and $158 million and $45 million, respectively, in 2016. The resulting 2012-2016 compound annual sales growth rate increases to 12.9%, and EBITDA margin for 2016 increases to 17.8%. At the time the financial projections were provided to Citigroup, management indicated to Citigroup that the Company's successful entry into the single serve market was not a certainty due to various factors, including, among others, the competitive landscape for single serve coffee and risks associated with the startup of a new product line, including the risks that the sales ramp could be slower or lower than expected and that resulting market penetration could be lower than projected, the risk that its ongoing contractual negotiation might not come to fruition and risks relating to the timing of the launch of a new product line.

With respect to both cases, management forecasted that Peet's would experience coffee cost decreases in 2013 and 2014 as its current coffee inventory and fixed cost commitments (which reflect past purchases at higher prices than currently prevail) are fully used up and the benefit of today's lower coffee prices are fully realized. In 2013 and beyond, commodity coffee costs were assumed to remain close to their current level, with nominal inflation resuming in 2015.

The financial projections reflect management's subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company's performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and other factors described under "Risk Factors" in Peet's Annual Report on Form 10-K for the year ended January 1, 2012 and the Quarterly Reports on Form 10-Q for the quarters ended April 1, 2012 and July 1, 2012. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections in this proxy statement should not be regarded as an indication that Peet's or its representatives then considered, or now consider, such financial projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Neither Peet's, the JAB group nor any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Peet's contained in Peet's public filings with the SEC.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Merger. Further, the financial projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context. Due to such factors, as well as the other risks and uncertainties described above, shareholders are cautioned not to place undue reliance on the financial projections included in this proxy statement.

The financial projections included the following estimates of the Company's future financial performance:

Base Plan (Excludes Single Serve) ($ in millions)

Income Statement

	Fiscal Year				
	2012E	**2013E**	**2014E**	**2015E**	**2016E**
Total Sales	$407.0	$432.5	$453.4	$476.7	$502.5
EBITDA	$ 54.4	$ 60.8	$ 67.9	$ 69.8	$ 72.2
Less: Amortization and Depreciation	(18.0)	(18.0)	(17.8)	(16.9)	(16.1)
Income From Operations (EBIT)	$ 36.4	$ 42.8	$ 50.1	$ 52.9	$ 56.1

Cash Flow Statement

	Fiscal Year				
	2012E	**2013E**	**2014E**	**2015E**	**2016E**
EBITDA	**$ 54.4**	**$ 60.8**	**$ 67.9**	**$ 69.8**	**$ 72.2**
Less: Interest	0.0	0.0	0.0	0.0	0.0
Less: Cash taxes (1)	(13.3)	(15.6)	(18.3)	(19.3)	(20.5)
Less: Changes in Net Working Capital	(0.6)	(5.0)	0.7	(4.8)	(4.9)
Less: Capital Expenditures	(12.0)	(13.3)	(13.6)	(13.9)	(14.2)
Free Cash Flow	**$ 28.5**	**$ 26.9**	**$ 36.8**	**$ 31.9**	**$ 32.7**

(1) Assumes a 36.5% tax rate.

Second Case (Includes Single Serve) ($ in millions)

Income Statement

	Fiscal Year				
	2012E	**2013E**	**2014E**	**2015E**	**2016E**
Total Sales	$407.0	$477.5	$544.0	$618.1	$661.0
EBITDA	$ 54.4	$ 71.3	$ 94.3	$111.4	$117.4
Less: Amortization and Depreciation	(18.0)	(20.0)	(20.8)	(20.9)	(21.5)
Income From Operations (EBIT)	$ 36.4	$ 51.3	$ 73.5	$ 90.5	$ 95.9

Cash Flow Statement

	Fiscal Year				
	2012E	**2013E**	**2014E**	**2015E**	**2016E**
EBITDA	**$ 54.4**	**$ 71.3**	**$ 94.3**	**$111.4**	**$117.4**
Less: Interest	0.0	0.0	0.0	0.0	0.0
Less: Cash taxes (1)	(13.3)	(18.7)	(26.8)	(33.0)	(35.0)
Less: Changes in Net Working Capital	(0.6)	(16.3)	(10.5)	(17.8)	(9.6)
Less: Capital Expenditures	(12.0)	(23.8)	(19.3)	(19.6)	(25.0)
Free Cash Flow	**$ 28.5**	**$ 12.5**	**$ 37.7**	**$ 41.0**	**$ 47.8**

(1) Assumes a 36.5% tax rate.

EBITDA and free cash flow are non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation.

OPINION OF CITIGROUP GLOBAL MARKETS INC.

Peet's has retained Citigroup as a financial advisor in connection with the Merger. In connection with this engagement, Peet's requested that Citigroup evaluate the fairness, from a financial point of view, of the $73.50 in cash per share consideration to be received in the Merger by holders of Peet's common stock (other than JAB, Merger Sub and certain of their respective affiliates, the Company and its subsidiaries and dissenting shareholders). On July 21, 2012, at a meeting of our board of directors at which the Merger was approved, Citigroup rendered to our board of directors an oral opinion, confirmed by delivery of a written opinion dated July 22, 2012, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $73.50 in cash per share consideration to be received in the Merger by holders of Peet's common stock (other than JAB, Merger Sub and certain of their respective affiliates, the Company and its subsidiaries and dissenting shareholders) was fair, from a financial point of view, to such holders.

The full text of Citigroup's written opinion, dated July 22, 2012, is attached to this proxy statement as Annex B and is incorporated into this proxy statement by reference. Holders of our common stock are encouraged to read this opinion carefully in its entirety. **Citigroup's opinion was provided for the information of our board of directors (in its capacity as such) in connection with its evaluation of the Merger consideration from a financial point of view and did not address any other aspects or implications of the Merger. Citigroup was not requested to consider, and its opinion did not address, the underlying business decision of Peet's to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Peet's or the effect of any other transaction in which Peet's might engage. Citigroup's opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the Merger or otherwise.**

In arriving at its opinion, Citigroup:

- reviewed the Merger Agreement;
- held discussions with certain senior officers, directors and other representatives and advisors of Peet's concerning the business, operations and prospects of Peet's;
- reviewed certain financial projections and other information and data relating to Peet's provided to or discussed with Citigroup by Peet's management;
- reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Peet's common stock, Peet's historical and projected earnings and other operating data and Peet's capitalization and financial condition;
- analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Peet's;
- analyzed, to the extent publicly available, the financial terms of certain other transactions which Citigroup considered relevant in evaluating the Merger; and
- conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of Peet's management that it was not aware of any relevant information that was omitted or remained undisclosed to Citigroup. With respect to the financial projections and other information and data provided to or otherwise reviewed by or discussed with Citigroup relating to Peet's, Citigroup was advised by Peet's management, and Citigroup assumed, with Peet's consent, that such projections and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Peet's management as to the future financial performance of Peet's.

Citigroup did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Peet's, and Citigroup did not make any physical inspection of the properties or assets of Peet's. Citigroup assumed, with Peet's consent, that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Peet's or the Merger.

Citigroup's opinion did not address any terms (other than the Merger consideration to the extent expressly specified in its opinion) or other aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Citigroup was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Peet's. Citigroup expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger consideration or otherwise. In addition, Citigroup did not express any opinion as to the prices at which Peet's common stock would trade at any time. Citigroup's opinion was necessarily based on information available to Citigroup and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup as of the date of its opinion. As Peet's was aware, the credit, financial and stock markets have been experiencing unusual volatility, and Citigroup expressed no opinion or view as to any potential effects of such volatility on Peet's or the Merger. Except as described in this summary, Peet's imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citigroup's opinion or the analyses underlying, and factors considered in connection with, Citigroup's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance; general business, economic, market and financial conditions; and other matters existing as of the date of its opinion, many of which are beyond the control of Peet's. No company, business or transaction reviewed is identical to Peet's or the Merger. An evaluation of these analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citigroup's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citigroup's analyses are inherently subject to substantial uncertainty.

Citigroup was not requested to, and it did not, recommend the specific consideration payable in the Merger. The type and amount of consideration payable in the Merger was determined through negotiations between Peet's and the JAB group, and the decision to enter into the Merger Agreement was solely that of our board of directors. Citigroup's opinion was only one of many factors considered by our board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of our board of directors or management with respect to the Merger or the Merger consideration.

The following is a summary of the material financial analyses provided to our board of directors in connection with Citigroup's opinion. **The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup's financial analyses.**

Selected Publicly Traded Companies Analysis. Citigroup reviewed financial and stock market information of Peet's and seven selected publicly held companies in the coffee and tea industry. In addition, Citigroup also reviewed financial and stock market information of four selected companies in the broader food and beverage industry with high-growth financial targets as estimated by research analysts. These companies were selected because, among other reasons, they possessed certain operational or business characteristics which in Citigroup's view were similar to those of Peet's (or a portion of Peet's) or otherwise relevant for purposes of comparison. Citigroup reviewed, among other things, equity values of the selected companies based on closing stock prices on July 20, 2012 as a multiple of calendar year 2012 estimated earnings per share (commonly referred to as EPS). Citigroup also reviewed firm values of the selected companies, calculated as fully diluted equity value based on closing stock prices on July 20, 2012, plus total debt and minority interests, less investments in unconsolidated affiliates, cash and marketable securities, as a multiple of calendar year 2012 estimated earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA). These selected companies and their calendar year 2012 estimated EPS multiples were as follows:

Coffee and Tea	Closing Stock Price as Multiple of CY2012E EPS	Firm Value as Multiple of CY2012E EBITDA
• Starbucks Corporation	26.7x	14.1x
• Tim Hortons Inc.	19.3x	11.7x
• D.E Master Blenders 1753 N.V.	20.2x	7.7x
• Dunkin' Brands Group, Inc.	26.6x	15.5x
• Green Mountain Coffee Roasters, Inc.	6.9x	3.9x
• Teavana Holdings, Inc.	19.9x	9.3x
• Caribou Coffee Company, Inc.	22.8x	6.1x

High-Growth Consumer (1)	Closing Stock Price as Multiple of CY2012E EPS	Firm Value as Multiple of CY2012E EBITDA
• Monster Beverage Corporation	31.6x	17.9x
• SodaStream International Ltd.	18.3x	14.4x
• Annie's, Inc.	53.6x	32.0x
• Smart Balance, Inc.	34.9x	16.3x

(1) Includes selected consumer companies with 17% or greater long-term growth in EPS (typically defined over a five year period) per FactSet and a projected compound annual growth rate in sales of 10% or greater for 2011 – 2013E, based on analysts' estimates.

Using the multiples above as a general guide and using its professional judgment, Citigroup then applied (i) a range of selected multiples of calendar year 2012 estimated EPS of 20x to 30x derived from the selected coffee and tea companies and (ii) a range of selected multiples of calendar year 2012 estimated EPS of 30x to 40x derived from the selected high-growth consumer companies to Peet's estimated EPS for calendar year 2012. Estimated financial data of the selected companies was based on research analysts' mean consensus estimates as compiled by Reuters, public filings and other publicly available information. Estimated calendar year 2012 EPS for Peet's was based on internal estimates of Peet's management of $1.72. This analysis indicated the following implied per-share equity reference ranges for Peet's, as compared to the per-share Merger consideration:

Implied Per-Share Equity Reference Range for Peet's:		Per-Share Merger Consideration:
Coffee and Tea Comparable Companies	*High-Growth Comparable Companies*	
$34.40 – $51.55	$51.55 – $68.75	$73.50

Selected Precedent Transactions Analysis. Using publicly available information, Citigroup reviewed 11 selected transactions in the coffee and tea industry and 11 selected transactions in three other high-growth segments within the broader food and beverage industry, including four transactions in the health and wellness segment, four transactions in the nutrition segment and three transactions in the confectionery segment. These transactions were selected because, among other reasons, they involved companies which operated in the segment of the industry in which Peet's (or a portion of Peet's) operates or which, in Citigroup's view, were otherwise relevant for purposes of comparison. Citigroup reviewed transaction values, calculated as the purchase price paid for the target company's equity, plus total debt and minority interests, less investments in unconsolidated affiliates, cash and marketable securities, in the selected transactions as a multiple of last 12 months EBITDA (commonly referred to as LTM EBITDA). For this analysis, Citigroup deducted the book value of the investments in unconsolidated affiliates to reflect the value that cannot be attributed to the consolidated EBITDA of the company. No adjustment to Price / Earnings multiples were made, as both the stock price and EPS for the selected companies already reflect the contribution from unconsolidated affiliates. These transactions and multiples were as follows (data for which information was not publicly available at the time of announcement of the relevant transaction has been designated as "NA")(1):

	Announcement Date	Acquirer	Target	Firm Value / LTM EBITDA
Coffee and Tea Precedent Transactions				
	11/23/2009	Green Mountain Coffee Roasters, Inc.	Diedrich Coffee, Inc.	35.2x(i)
	11/13/2009	Green Mountain Coffee Roasters, Inc.	Timothy's Coffees of the World, Inc.	19.4x
	09/14/2010	Green Mountain Coffee Roasters, Inc.	Van Houtte, Inc.	13.2x
	03/24/2008	Sun Capital Partners, Inc.	Timothy's Coffees of the World, Inc.	11.1x
	06/04/2008	The J.M. Smucker Company	The Folgers Coffee Company	8.5x
	05/07/2007	Littlejohn & Co., LLC	Van Houtte, Inc.	8.4x
	10/23/2005	Massimo Zanetti Beverage USA, Inc.	SLE Retail (Sara Lee Corp. business unit)	8.3x
	06/25/2006	Tata Tea, Ltd.	Eight O'Clock Coffee Company	8.1x
	04/23/2012	UCC Holdings Co., Ltd.	United Coffee	N/A
	05/16/2011	The J.M. Smucker Company	Rowland Coffee Roasters, Inc.	N/A
	10/24/2011	The J.M. Smucker Company	SLE Foodservice (Sara Lee Corp. business unit)	N/A

(1) Based on estimates provided by Peet's management for the twelve months ended July 1, 2012, Peet's Firm Value / LTM EBITDA at the offer price of $73.50 is 22.3x.

High-Growth Consumer Precedent Transactions

Health and Wellness				
	06/30/2003	Dean Foods Company	Horizon Organic Holding Corporation	27.3x
	10/30/2001	The Coca-Cola Company	Odwalla, Inc.	22.3x
	03/05/2000	The Hain Food Group, Inc.	Celestial Seasonings, Inc.	20.8x
	03/18/2011	General Mills, Inc.	Yoplait, S.A.S.	13.2x
Nutrition				
	07/09/2007	Groupe Danone, SA	Royal Numico NV	26.0x
	04/23/2012	Nestle, SA	Pfizer Nutrition (Pfizer business unit)	23.7x
	12/14/2006	Nestle, SA	Novartis Medical Nutrition (Novartis business unit)	19.5x
	04/12/2007	Nestle, SA	Gerber Products Co.	15.7x
Confectionery				
	04/28/2008	Mars, Inc.	Wm. Wrigley Jr. Company	18.3x
	09/07/2009	Kraft Foods, Inc.	Cadbury PLC	13.7x
	12/17/2002	Cadbury Schweppes PLC	Adams confectionery business (Pfizer business unit)(ii)	12.8x

(i) LTM EBITDA based on Diedrich Current Report on Form 10-Q filed for the period ended December 9, 2009.
(ii) Adjusted for the value of potential tax benefits resulting from the transaction.

Using the transactions above where multiples were available as a general guide and taking into account, among other things, differences in the proposed Merger of Peet's, on the one hand, and the selected transactions or companies involved in such transactions, on the other, Citigroup then applied a range of selected multiples of LTM EBITDA of 8.0x – 13.0x derived from the selected coffee and tea industry transactions and a range of selected multiples of LTM EBITDA of 17.0x – 24.0x derived from the high-growth consumer industry transactions to Peet's LTM EBITDA. Financial data for the selected transactions was based on public filings and publicly available financial information at the time of announcement of the relevant transaction. Financial data for Peet's was based on internal estimates of Peet's LTM EBITDA through July 1, 2012 of $43.8 million as provided by Peet's management. This analysis indicated the following implied per-share equity reference range for Peet's, as compared to the per-share Merger consideration:

Implied Per-Share Equity Reference Range for Peet's:		**Per-Share Merger Consideration:**
Coffee and Tea Selected Transactions	***High-Growth Selected Transactions***	
$29.15 – $44.90	$57.35 – $78.80	$73.50

Discounted Cash Flow Analysis. Citigroup performed a discounted cash flow analysis of Peet's to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Peet's could generate for the last half of fiscal year 2012 through the full fiscal year 2016 (and terminal value for LTM

EBITDA thereafter), based on internal estimates of Peet's management under two cases reflecting alternative business scenarios. One case, which we refer to as the base case, was based on Peet's current financial plan without the benefit of entering the single serve market, and the other case, which we refer to as the second case, assumed that Peet's would execute its plan for the single serve opportunity.

Citigroup also evaluated management's internal estimates of the single serve opportunity after applying certain sensitivities to take into account the possibility that only 50% of the sales projected in management's plan for the single serve opportunity are realized, while operating margins, capital expenditures and depreciation expense for the single serve opportunity are similar to management's internal estimates, which is referred to as Citigroup Singe Serve Sensitivity. Estimated terminal values for Peet's were calculated by applying a Firm Value / EBITDA multiple range of 10.0x – 12.0x to Peet's calendar year 2016 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 7.0% to 9.0% for the cash flows of the existing business and 12.0% – 14.0% for the cash flows projected from the single serve opportunity. These discount rate ranges were derived utilizing a weighted average cost of capital analysis based on certain financial metrics, and taking into account market volatility, for Peet's and selected companies in the coffee and tea industry and selected companies in the broader food and beverage industry with high-growth financial targets as estimated by research analysts. For the single serve opportunity cash flows, Citigroup employed a discount rate that was 5% higher than that applied to the cash flow of the existing business to account for the fact that Peet's does not currently operate an existing single serve business and the uncertainties associated with executing management's plan for the single serve opportunity. The increase in the discount rate used for the single serve opportunity was consistent with small capitalization premiums employed by Citigroup in analyzing small capitalization companies.

This analysis indicated the following implied per-share equity reference ranges for Peet's, as compared to the per-share Merger consideration:

	Implied Per-Share Equity Reference Range for Peet's:	Per-Share Merger Consideration
		$73.50
Base Case Excluding Single Serve	$48.40 – $60.10	
Second Case Including Single Serve Opportunity	$67.50 – $84.95	
Citigroup Single Serve Sensitivity	$57.25 – $71.75	

Leveraged Buyout Analysis. Citigroup performed a leveraged buyout analysis to estimate the theoretical purchase prices that could be paid by a hypothetical financial buyer in an acquisition of Peet's taking into account the potential pro forma leverage structure of Peet's that could result from financing such acquisition under customary market terms and assuming that such financial buyer would attempt to realize a return on its investment in Peet's fiscal year 2017 at customary rates of return for a financial buyer. Similar to the discounted cash flow analysis discussed above, Citigroup examined two alternative scenarios for a potential acquisition by a hypothetical financial buyer. The first scenario was based on Peet's current financial plan without the benefit of entering the single serve market, and the second assumed that Peet's management would execute its plan for the single serve opportunity. Estimated financial data of Peet's was based on internal estimates of Peet's management. For the purposes of the leveraged buyout analysis, Citigroup assumed, based on its professional judgment and with input from Citigroup's leveraged finance professionals, a pro forma funded leverage of 5.8x Peet's calendar year 2012E EBITDA, while estimated exit values for Peet's were calculated using an exit multiple of 11x Peet's fiscal year 2017 EBITDA (the midpoint of a range of 10.0x – 12.0x reviewed by Citigroup). Based on Citigroup's professional judgment and experience with transactions involving private equity investors, Citigroup then derived a range of theoretical purchase prices based on an assumed targeted internal rate of return for a financial buyer of approximately 20.0% to 25.0%. This analysis indicated the following approximate implied per-share equity value reference range for Peet's, as compared to the per-share Merger consideration:

	Implied Per-Share Equity Reference Range for Peet's:	Per-Share Merger Consideration
		$73.50
Base Case Excluding Single Serve	$37.50 – $41.00	
Second Case Including Single Serve Opportunity	$51.20 – $57.75	

Other Information. Citigroup also noted for our board of directors certain additional factors that were not considered part of Citigroup's financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

- historical trading prices of Peet's common shares during the 52-week period ended July 20, 2011, which reflected intraday low and high share prices during such period of $51.16 to $77.60 per share;
- Share price targets for Peet's common shares in recently published, publicly available Wall Street research analyst reports, which indicated low and high share price targets of $51.00 to $95.00 per share; and
- premiums paid in selected transactions with firm values between $0.5 billion and $1.5 billion announced between January 1, 2006 to June 30, 2012 which, utilizing a selected range of premiums one trading day prior to public announcement of the selected transactions, indicated an implied per-share equity value reference range for Peet's of a $70.35 to $76.10 per share. For the foregoing analysis, Citigroup conducted a search using a subscription database to identify global transactions across all industries, except for those involving real estate companies and financial institutions, with announced target values between $0.5 billion and $1.5 billion for the period beginning on January 1, 2006 and ending on June 30, 2012. This data was filtered to capture transactions where the consideration was 100% cash. This search yielded 439 transactions.

Miscellaneous. Under the terms of Citigroup's engagement, Peet's has agreed to pay Citigroup an aggregate fee equal to approximately $8,600,000 for its financial advisory services in connection with the Merger, all of which is contingent upon completion of the Merger. Peet's also has agreed to reimburse Citigroup for reasonable expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citigroup and its affiliates in the past have provided services to Peet's and the JAB group unrelated to the proposed Merger, for which services Citigroup and such affiliates have received compensation, including, without limitation, (i) assisting Peet's in the evaluation of potential value maximizing alternatives for its retail operations and (ii) providing cash equity trading services to the JAB group to allow an affiliate of JAB to make open market purchases of shares in DE Master Blenders 1753 N.V., a Netherlands-based international coffee company. This affiliate paid Citigroup a fee of approximately $1,600,000 for these trading services. In the two years preceding the Merger, Citigroup and its affiliates have not provided services to, or received compensation from, BDT Capital Partners LLC.

In the ordinary course of our business, Citigroup and its affiliates may actively trade or hold the securities of Peet's and affiliates of JAB for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Peet's, the JAB group and their respective affiliates.

Peet's selected Citigroup as its financial advisor in connection with the Merger based on Citigroup's reputation, experience and familiarity with its industry. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with Mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citigroup's opinion was authorized by Citigroup's fairness opinion committee.

Peet's previously paid Morgan Stanley $75,000 in the aggregate in 2009 for financial advisory services that were rendered by Morgan Stanley during the period from December 2009 through September 2011.

DELISTING AND DEREGISTRATION OF PEET'S COMMON STOCK

Following consummation of the Merger, the registration of the Company's common stock and our reporting obligations with respect to our common stock under the Exchange Act will be terminated upon application to the SEC. In addition, following consummation of the Merger, shares of our common stock will no longer be listed on any stock exchange, including the NASDAQ Global Select Market.

ACCOUNTING

JAB will account for the Merger as a "purchase business combination," as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, our assets (including identifiable intangible assets) and liabilities (including contracts and other commitments) as of the effective time of the Merger will likely be recorded at their respective fair values. Any excess of purchase price over assets acquired and liabilities assumed will be recorded as goodwill. Financial statements issued after the Merger would reflect these fair values and would not be restated retroactively to reflect our historical financial position or results of operations.

EFFECTS ON PEET'S IF THE MERGER IS NOT COMPLETED

If our shareholders do not adopt and approve the Merger Agreement, or if the Merger is not consummated for any other reason, shareholders will not receive any payment for their shares of Peet's common stock in connection with the Merger. Instead, Peet's will remain a public company and our common stock will continue to be listed and traded on NASDAQ. In addition, if the Merger is not consummated, we expect that management will operate the business in a manner similar to that in which it is being operated today and that our shareholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, general industry, economic, regulatory and market conditions. Accordingly, if the Merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of Peet's common stock. From time to time, our board of directors will evaluate and review, among other things, our business operations, properties, dividend policy and capitalization and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If our shareholders do not adopt and approve the Merger Agreement, or if the Merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to Peet's will be offered, or that the business, prospects or results of operations of Peet's will not be adversely impacted. We may also be required to pay the termination fee as described under "The Merger Agreement—Termination Fee."

INTERESTS OF OUR DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of our board of directors with respect to the Merger, you should be aware that some of our directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of our shareholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below. Our board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Merger.

The following table and the related footnotes present information about the compensation payable to the named executive officers of Peet's in connection with the Merger. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. Such compensation is subject to a nonbinding advisory vote of the shareholders of Peet's at the Special Meeting, as described in this proxy statement under "Advisory Vote on Compensation." The cash and perquisites/benefits disclosure provided by this table is quantified assuming that the Merger closed, and that each individual's service was terminated without cause or such individual resigned with good reason, on October 1, 2012, the latest practicable date prior to the filing of this proxy statement. The equity disclosure provided by this table is quantified assuming that the Merger closed on October 1, 2012. None of our executive officers are entitled to any pension or non-qualified deferred compensation benefits enhancements, tax reimbursement payments, or any other form of compensation that is based on or otherwise related to the Merger.

MERGER-RELATED COMPENSATION

Name	Cash (1)	Equity (2)	Perquisites/Benefits (3)	Total
Patrick J. O'Dea	$1,735,968(4)	$3,571,642	$63,467(5)	$5,371,077
Thomas P. Cawley	$ 672,986(6)	$1,234,196	$31,829(7)	$1,939,011
Kay L. Bogeajis	$ 438,562(8)	$ 576,766	$14,244(9)	$1,029,572
Shawn W. Conway	$ 460,114(10)	$1,380,503	$27,404(11)	$1,868,021

(1) Each executive is entitled to double-trigger cash severance pay if his or her employment is terminated by Peet's or its successor without cause or by the executive with good reason within one year after the Merger. These amounts are quantified assuming that the Merger closed, and that each individual's service was terminated without cause or such individual resigned with good reason, on October 1, 2012. The amounts attributable to base salaries would be paid over the applicable severance periods and the amounts attributable to pro-rated bonuses would be paid in lump sums.

(2) These amounts represent the estimated intrinsic value of the Peet's stock options that accelerate and vest in connection with the Merger. "Intrinsic value" refers to the excess of the aggregate fair value of the per-share Merger consideration over the aggregate exercise price of the Peet's stock options held by the executive that were unvested as of October 1, 2012. These amounts are payable pursuant to the Merger Agreement on a single-trigger basis and the payments are not conditioned upon termination of employment. These payments will be made in a lump sum promptly following the closing of the Merger (less applicable withholding taxes).

(3) Each executive is entitled to double-trigger health care benefits, life and disability insurance and outplacement assistance if his or her employment is terminated by Peet's or its successor without cause or by the executive with good reason within one year after the Merger. These amounts are quantified assuming that the Merger closed, and that each individual's service was terminated without cause or such individual resigned with good reason, on October 1, 2012. These amounts would be paid over the applicable severance periods.

(4) Represents a payment equal to $1,297,920 for 24 months base salary in effect at October 1, 2012 and $438,048 based on Mr. O'Dea's current target bonus opportunity prorated through October 1, 2012.

(5) Represents a payment equal to $40,225 for 24 months of continued health care benefits, $871 for 24 months of continued life insurance, $12,371 for 24 months of continued disability insurance and $10,000 for outplacement assistance.

(6) Represents a payment equal to $542,731 for 15 months base salary in effect at October 1, 2012 and $130,255 based on Mr. Cawley's current target bonus opportunity prorated through October 1, 2012.

(7) Represents a payment equal to $21,611 for 15 months of continued health care benefits, $218 for 6 months of continued life insurance and $10,000 for outplacement assistance.

(8) Represents a payment equal to $337,355 for 12 months base salary in effect at October 1, 2012 and $101,207 based on Ms. Bogeajis' current target bonus opportunity prorated through October 1, 2012.

(9) Represents a payment equal to $3,840 for 12 months of continued health care benefits, $404 for 6 months of continued life insurance and $10,000 for outplacement assistance.

(10) Represents a payment equal to $353,934 for 12 months base salary in effect at October 1, 2012 and $106,180 based on Mr. Conway's current target bonus opportunity prorated through October 1, 2012.

(11) Represents a payment equal to $17,289 for 12 months of continued health care benefits, $115 for 6 months of continued life insurance and $10,000 for outplacement assistance.

As a condition of receiving the severance benefits set forth in the table above, all named executive officers must execute a full waiver and release of all claims in our favor and abide by certain covenants regarding confidentiality and non-solicitation of our employees. In addition, Mr. O'Dea and Mr. Cawley must abide by certain non-compete covenants for two years, unless waived. Certain of these amounts may also be subject to required six-month delays under Section 409A of the Code.

The payments set forth in the table above will be reduced in the event that such payments are subject to the excise tax under Section 280G of the Code and a reduction would result in a greater payment to the named executive officer on an after-tax basis. We do not expect that any payments to our named executive officers will need to be reduced.

Treatment of Stock Options and Restricted Stock Unit Awards

We will take all necessary action to accelerate the vesting of each outstanding stock option, including those held by our current executive officers and directors, effective as of the effective time of the Merger. As with our other employees generally, each stock option outstanding immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such stock option, a cash payment equal to the excess, if any, of $73.50 over the exercise price per share of such stock option, without interest and less any applicable withholding taxes. If the exercise price of the option is equal to or exceeds $73.50, the holder of such option will not be entitled to any Merger consideration.

Each outstanding restricted stock unit award (whether vested or unvested) granted under our equity incentive plans and held by our employees will be cancelled and converted into the right to receive, with respect to each share of Peet's common stock subject to such award, a cash payment equal to $73.50, without interest and less any applicable withholding taxes. As of October 1, 2012, there were no restricted stock unit awards held by our current executive officers or directors.

Executive Officers

As of October 1, 2012, there were 289,999 shares of our common stock subject to outstanding stock options granted under our equity incentive plans to our current executive officers. Assuming no options are exercised between October 1, 2012 and the consummation of the Merger, our executive officers will receive, in the aggregate, $10,661,111 pursuant to the Merger Agreement in connection with the cancellation of their options, of which $3,898,004 is attributable to options vested as of October 1, 2012 and $6,763,107 is attributable to options that were not vested as of such date. Of the amounts set forth above, Patrick J. O'Dea, our Chief Executive Officer and President, will receive an aggregate amount of $5,841,371, of which $2,269,729 is attributable to options vested as of October 1, 2012 and $3,571,642 is attributable to options that were not vested as of such date.

When it approved the Merger Agreement, the board of directors was aware that under the terms of that agreement, Mr. O'Dea would be entitled to full option acceleration if the proposed transaction was completed and would be entitled to receive change of control severance payments if his employment were terminated following the change of control and that he would not be entitled to the same option acceleration or change of control severance were he to retire following a succession process.

Non-Employee Directors

As of October 1, 2012, there were 151,515 shares of our common stock subject to outstanding stock options granted under our equity incentive plans to our non-employee directors. Assuming no options are exercised between October 1, 2012 and the consummation of the Merger, our non-employee directors will receive, in the aggregate, approximately $5,256,786 pursuant to the Merger Agreement in connection with the cancellation of their options, of which $5,044,000 is attributable to options vested as of October 1, 2012 and $212,786 is attributable to options that were not vested as of such date.

Peet's Director Compensation Arrangements and Other Interests

The non-employee members of our board of directors are independent of and have no economic interest or expectancy of an economic interest in JAB or its affiliates, and will not retain an economic interest in the surviving corporation or JAB following the Merger. In accordance with the terms of the Merger Agreement, effective as of the effective time of the Merger, the directors of Merger Sub, who are appointed by JAB, will automatically replace the existing directors of Peet's. The directors of Merger Sub are employees of JAB who have no current affiliation with Peet's.

The following table presents information about the compensation payable to our non-employee directors in connection with the Merger. The amounts listed in the table below represent the estimated intrinsic value of the Peet's stock options that accelerate and vest in connection with the Merger. "Intrinsic value" refers to the excess of the aggregate fair value of the per-share Merger consideration over the aggregate exercise price of the Peet's stock options held by the non-employee director that were unvested as of October 1, 2012. These payments will be made in a lump sum promptly following the closing of the Merger.

Name	Equity
Gerald Baldwin	$30,398
Hilary Billings	$30,398
David Deno	$30,398
Ted W. Hall	$30,398
Michael Linton	$30,398
Elizabeth Sartain	$30,398
Jean-Michel Valette	$30,398

The interests disclosed above may present our directors with actual or potential conflicts of interest in making the recommendation that the Peet's shareholders vote "FOR" the adoption and approval of the Merger Agreement.

Other Interests

Prior to the effective time of the Merger, we intend to amend our Key Employee Severance Benefit Plan to require prior written consent by a plan participant for any amendment made within twelve months following a change in control of the Company that adversely affects such participant. Each of our executive officers with the title of vice president and above and certain other designated employees participates in the Key Employee Severance Benefit Plan.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and our subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of July 21, 2012, or as provided in any indemnification agreements between the Company and any such person as in effect as of July 21, 2012, will survive the Merger and will be observed by the surviving corporation to the fullest extent permitted by Washington law.

Prior to the effective time of the Merger, JAB or the surviving corporation shall be required to purchase a tail policy to the Company's current policy of directors' and officers' liability insurance for a period of six years from the effective time of the Merger. Such policy will cover claims arising from facts or events that occurred on or before the effective time of the Merger and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company's current directors' and officers' liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, JAB or the surviving corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

DISSENTERS' RIGHTS

Under Washington law, you have the right to dissent from the Merger and to receive payment in cash for the fair value of your shares of Peet's common stock, together with interest, if any, in lieu of the consideration you would otherwise be entitled to receive pursuant to the Merger Agreement. These rights are known as dissenters' rights. Shareholders may only exercise dissenters' rights by strictly complying with the provisions of Chapter 23B.13 of the WBCA, which is attached as **Annex C** to this proxy statement.

The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a shareholder in order to dissent from the Merger and perfect dissenters' rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that shareholders exercise their dissenters' rights under Chapter 23B.13. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA, the full text of which appears in **Annex C** to this proxy statement. Failure to precisely follow any of the statutory procedures set forth in Chapter 23B.13 of the WBCA may result in a termination or waiver of your dissenters' rights. All references in this summary to a "shareholder" are to the record holder of shares of Peet's common stock unless otherwise indicated.

Chapter 23B.13 requires that shareholders for whom dissenters' rights are available be notified not less than 20 days before the shareholders' meeting to vote on the Merger that dissenters' rights will be available. A copy of Chapter 23B.13 must be included with such notice. This proxy statement constitutes our notice to our shareholders of the availability of dissenters' rights in connection with the Merger in compliance with the requirements of Chapter 23B.13. If you wish to consider exercising your dissenters' rights, you should carefully review the text of Chapter 23B.13 contained in **Annex C** to this proxy statement since failure to timely and properly comply with the requirements of Chapter 23B.13 will result in the loss of your dissenters' rights under Washington law.

A shareholder who wishes to assert dissenters' rights must (i) deliver to Peet's before the vote is taken by Peet's shareholders notice of the shareholder's intent to demand payment for the shareholder's shares if the Merger is effected, and (ii) not vote such shares in favor of the Merger and the Merger Agreement. Your notice to demand payment should specify your name and mailing address, the number of shares of Peet's common stock you own, and that you intend to demand cash payment for your shares of Peet's common stock if the Merger and the Merger Agreement are approved. The notice must be separate from your proxy. Your vote against the Merger Agreement, alone, will not constitute notice of your intent to exercise your dissenters' rights. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Peet's at the following address within the requisite time period:

Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608
Attn: Corporate Secretary

A shareholder who wishes to exercise dissenters' rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Peet's a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. A beneficial shareholder may assert dissenters' rights directly by submitting to Peet's the record shareholder's written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver to Peet's prior to the vote being taken by Peet's shareholders a notice of the shareholder's intent to demand payment for the "fair value" of the shares will lose the right to exercise dissenters' rights. In addition, your shares must either not be voted at the special meeting or must be voted against, or must abstain from voting on, the approval of the Merger and the Merger Agreement. Submitting a properly signed proxy card that is received prior to the vote at the Special Meeting (and is not properly revoked) that does not direct how the shares of Peet's common stock represented by proxy are to be voted will constitute a vote in favor of the Merger and the Merger Agreement and a waiver of such shareholder's statutory dissenters' rights.

Within 10 days after the effective date of the Merger, the surviving corporation must give written notice that the Merger has become effective to each shareholder who properly perfected his, her or its dissenters' rights in accordance with Chapter 23B.13 of the WBCA. The notice must:

- State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
- Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
- Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;
- Set a date by which the surviving corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice is delivered; and
- Be accompanied by a copy of Chapter 23B.13 of the WBCA.

If you wish to exercise dissenters' rights, you must timely file the payment demand, certify whether you acquired beneficial ownership of the shares before the date set forth in the notice and deliver share certificates as required in the notice. Failure to do so by the date set in the notice will cause you to lose your dissenters' rights.

Within 30 days of the later of the effective date of the Merger or the date the payment demand is received, the surviving corporation must pay each dissenter with properly perfected dissenters' rights the amount the surviving corporation estimates to be the fair value of the shareholder's shares, plus accrued interest. The payment must be accompanied by:

- The Company's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
- An explanation of how the surviving corporation estimated the fair value of the shares;
- An explanation of how the interest was calculated;
- A statement of the dissenter's right to submit his, her or its own estimate of the fair value of the dissenter's shares and demand payment under Section 23B.13.280 of the WBCA; and
- A copy of Chapter 23B.13 of the WBCA.

The fair value of the dissenter's shares is the value of the shares immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. Accrued interest means interest from the effective date of the Merger until the date of payment, at the rate at which we currently pay our principal bank loans.

The surviving corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the Merger. To the extent the surviving corporation elects to so withhold payment, after the effective date of the Merger, the surviving corporation must estimate the fair value of the shares, plus accrued interest, and pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The surviving corporation must send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 23B.13.280 of the WBCA.

Within 30 days of the surviving corporation's payment or offer of payment, a dissenting shareholder may deliver a notice of his, her or its own estimate of the fair value of such dissenter's shares and amount of interest due, and demand payment of his, her or its estimate, less any payment made under Section 23B.13.250 of the WBCA, or reject our offer under Section 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

- The dissenter believes that the amount paid under Section 23B.13.250 of the WBCA or offered under Section 23B.13.270 of the WBCA is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;
- The surviving corporation failed to make payment under Section 23B.13.250 of the WBCA within 60 days after the date set for demanding payment; or
- We do not effect the Merger and do not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

If a dissenter wishes to submit his, her or its own estimate of the fair value of such dissenter's shares, such dissenter must timely deliver the notice and demand payment. Failure to do so will cause such dissenter to waive this right to demand payment.

If the surviving corporation does not accept the dissenter's estimate and the parties do not otherwise settle on a fair value, the surviving corporation must commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the surviving corporation fails to petition an appropriate court within 60 days, it will be required to pay the dissenting shareholder's estimated fair value of Peet's common stock. The surviving corporation must commence the proceeding in the superior court of the county where its principal office, or, if none in the state of Washington, its registered office, is located. The surviving corporation must make all dissenters whose demands remain unsettled parties to the proceeding. The surviving corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the surviving corporation, complied with the provisions of Chapter 23B.13 of the WBCA. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. Each dissenter made a party to such proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the surviving corporation, or the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the surviving corporation elected to withhold payment. The court will determine all costs of such proceeding and will asses such costs against the surviving corporation, except to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Chapter 23B.13. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable.

Failure to comply with all of the procedures set forth in Chapter 23B.13 of the WBCA will result in the loss of a shareholder's statutory dissenters' rights. In view of the complexity of Chapter 23B.13, shareholders who may wish to dissent from the Merger and pursue dissenters' rights should consult their legal advisors.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary is a general discussion of the material U.S. federal income tax consequences to our shareholders, whose common stock is converted into cash in the Merger. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, judicial authority and administrative rulings, all of which are subject to change, possibly with retroactive effect or different interpretations. Any such change could alter the tax consequences to our shareholders as described herein. As a result, we cannot assure you that the tax consequences described herein will not be challenged by the Internal Revenue Service, or the IRS, or will be sustained by a court if challenged by the IRS. No ruling from the IRS has been or will be sought with respect to any aspect of the transactions described herein. This summary is for the general information of our shareholders only and does not purport to be a complete analysis of all potential tax effects of the Merger. For example, it does not consider the effect of any applicable state, local, foreign, estate or gift tax laws, or of any non-income tax laws. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions occur in connection with the Merger), including, without limitation, any exercise of a Peet's stock option or the acquisition or disposition of Peet's shares other than pursuant to the Merger. In addition, it does not address all aspects of U.S. federal income taxation that may affect particular Peet's shareholders in light of their particular circumstances, including shareholders:

- that are insurance companies;
- that are tax-exempt organizations;
- that are financial institutions, regulated investment companies, or brokers or dealers in securities;
- who hold their common stock as part of a hedge, straddle or conversion transaction;
- that hold common stock which constitutes qualified small business stock for purposes of Section 1202 of the Code or "section 1244 stock" for purposes of Section 1244 of the Code;
- who are liable for the U.S. federal alternative minimum tax;
- who are partnerships or any other entity classified as a partnership for U.S. federal income tax purposes, S corporations or other pass-through entities;
- who acquired their common stock pursuant to the exercise of a stock option or otherwise as compensation;
- whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- who do not hold their common stock as a capital asset for federal income tax purposes; or
- who are U.S. expatriates.

The following summary also does not address the tax consequences for the holders of stock options. The following summary assumes that the Company's shareholders hold their common stock as a "capital asset" (generally, property held for investment). For purposes of this discussion, a U.S. person is a beneficial owner of Peet's common stock that is:

- an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
- a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a "non-U.S. person" is a beneficial owner of Peet's common stock that is not a U.S. person or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). If a partnership holds Peet's common stock, the U.S. federal income tax treatment of the partners will generally depend on the partners' status and the activities of the partnership. Partners of partnerships or other pass-through entities holding our capital stock are encouraged to consult their own tax advisors.

PEET'S SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, AND AS TO ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR OWN RESPECTIVE TAX SITUATIONS.

Treatment of Holders of Common Stock who are U.S. Persons

The conversion of Peet's common stock into the right to receive cash in the Merger will be a taxable transaction to U.S. persons. Generally, this means that a Peet's shareholder that is a U.S. person will recognize a capital gain or loss equal to the difference between (1) the amount of cash the shareholder receives in the Merger and (2) the shareholder's adjusted tax basis in the common stock surrendered therefor. This gain or loss will be long-term if the holder has held Peet's common stock for more than one year as of the date of the Merger. Under current law, any long-term capital gain recognized by a non-corporate Peet's shareholder that is a U.S. person will be subject to U.S. federal income tax at a maximum rate of 15%. Generally, capital losses are deductible only against capital gains and are not available to offset ordinary income; however, individuals are allowed to offset a limited amount of net capital losses against ordinary income.

Dissenters' rights

Under specified circumstances, a Peet's shareholder may be entitled to dissenters' rights in connection with the Merger. If a Peet's shareholder that is a U.S. person receives cash pursuant to the exercise of dissenters' rights, such shareholder generally will recognize capital gain or loss, measured by the difference between the cash received and such shareholder's tax basis in such Peet's common stock, which gain or loss will be long-term if the holder has held the Peet's common stock for more than one year as of the date of the Merger. Interest, if any, awarded in an appraisal proceeding by a court would be included in such shareholder's income as ordinary income for U.S. federal income tax purposes. Such gain or loss and interest income will be subject to the capital gain tax rates (in the case of any gain) and the loss allowance rules (in the case of any loss) and the ordinary income tax rates (in the case of interest awarded) under the tax law in effect at the time of the recognition of such payments for tax purposes, and may be subject to any additional taxes then in effect, such as the Medicare tax of 3.8% on net investment income applicable to investment income recognized after December 31, 2012. Shareholders of Peet's common stock who may exercise dissenters' rights are urged to consult their own tax advisors.

Non-U.S. Persons

Any gain realized by a non-U.S. person that is a Peet's shareholder upon the receipt of cash in the Merger or pursuant to the exercise of dissenters' rights generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with a trade or business of the non-U.S. person in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. person); (ii) the non-U.S. person is an individual who is present in the United States for 183 days or more in the taxable year of the Merger, and certain other conditions are met; or (iii) the non-U.S. person owned (actually or constructively) more than 5% of Peet's common stock at any time during the five-year period preceding the Merger, and Peet's is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the five-year period preceding the Merger. Peet's does not believe that it is currently a United States real property holding corporation and does not believe that it has been a United States real property holding corporation at any time during the past five years.

An individual non-U.S. person whose gain is effectively connected with the conduct of a trade or business in the United States (as described above in clause (i)) will be subject to tax on such gain in the same manner as a U.S. person, as described above, unless a specific treaty exemption applies. In addition, a non-U.S. person that is a corporation may be subject to a U.S. corporate income tax at regular graduated rates, as well as a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected gain. An individual non-U.S. person described in clause (ii) above generally will be subject to a flat 30% tax on any gain, which may be offset by U.S.-source capital losses.

In the case of cash received by a Peet's shareholder who is a non-U.S. person pursuant to the exercise of dissenters' rights, such cash will be subject to the tax and withholding rules in effect at the time of the receipt of such payments for tax purposes, which may include Medicare taxes applicable to foreign estates and trusts for passive investment income recognized after December 31, 2012 and a 30% withholding on payments to "foreign financial institutions" and "non-financial foreign entities" that fail to comply with additional certification, information reporting and other specified requirements on payments made after December 31, 2012 (which effective date is currently proposed to be extended to December 31, 2013 for interest payments and to December 31, 2014 for proceeds from sales of stock). Shareholders of Peet's common stock who may exercise dissenters' rights are urged to consult their own tax advisers.

Backup Withholding and Information Reporting

A Peet's shareholder may be subject to "backup withholding" with respect to certain "reportable payments" including taxable proceeds received in exchange for the shareholder's Peet's common stock in the Merger. The current backup withholding rate for 2012 is 28%, but this rate could change at any time. Backup withholding will generally not apply, however, to a Peet's shareholder who is a U.S. person and who furnishes the paying agent with a correct taxpayer identification number on IRS Form W-9 (and who does not subsequently become subject to backup withholding) or who is otherwise exempt from backup withholding, such as a corporation. Peet's shareholders who fail to provide their correct taxpayer identification numbers may be subject to penalties imposed by the IRS. In addition, certain non-U.S. persons such as certain nonresident aliens may establish an exemption from backup withholding by delivering the proper version of IRS Form W-8 certifying their non-U.S. status. Each Peet's shareholder and, if applicable, each other payee, should complete and sign the IRS Form W-9 included with the letter of transmittal (or other applicable form such as an IRS Form W-8 in the case of non-U.S. persons) in order to provide the information and certification necessary to avoid the imposition of backup withholding, unless an exemption applies and is established in a manner satisfactory to the paying agent. Any amounts withheld from payments to a Peet's shareholder under the backup withholding rules are generally not an additional tax and may be refunded or allowed as a credit against Peet's shareholder's U.S. federal income tax liability, provided that the shareholder furnishes the required information to the IRS in a timely manner.

THE FOREGOING DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS FOR OUR SHAREHOLDERS' GENERAL INFORMATION ONLY. ACCORDINGLY, OUR SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and all waiting periods required by the HSR Act have expired or been terminated. Pursuant to the Merger Agreement, the Company and JAB have each agreed to (i) make a filing under the HSR Act as soon as practicable and in any event no later than August 17, 2012, unless the Company and JAB agree otherwise, (ii) use reasonable best efforts to supply as soon as practicable any additional information and documentary material reasonably requested pursuant to the HSR Act and (iii) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. The Merger Agreement also requires us and JAB to file as promptly as practicable all documentation to effect all necessary notices, reports or other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary from any third party or any governmental entity in connection with the Merger and the transactions contemplated by the Merger Agreement.

Peet's and JAB both filed the required notifications under the HSR Act, and on August 27, 2012, the FTC granted early termination of the waiting period applicable to the Merger under the HSR Act. Early termination of the HSR Act waiting period satisfies one of the conditions necessary for consummation of the Merger.

The Antitrust Division and the FTC routinely evaluate the legality under the antitrust laws of proposed mergers and acquisitions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the Merger, seeking the divestiture of assets or imposing other conditions. State attorneys generals and certain private parties may also bring legal actions under the antitrust laws seeking similar remedies. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Certain Relationships Between JAB and Peet's

There are no material relationships between JAB and Merger Sub or any of their respective affiliates, on the one hand, and Peet's or any of our affiliates, on the other hand, other than in respect of the Merger Agreement and those arrangements described above under "The Merger—Interests of our Directors and Executive Officers in the Merger" and the confidentiality agreement described below.

On July 5, 2012, we entered into a confidentiality agreement with an affiliate of JAB, effective as of July 4, 2012 and amended on July 15, 2012, pursuant to which both companies are required (and have agreed to cause their affiliates) to hold and treat confidential information of the other party in confidence and are precluded from disclosing such information except in limited circumstances. These non-disclosure obligations will continue until January 4, 2016.

Litigation Related to the Merger

On July 24, 2012, a putative class action complaint was filed in Alameda County Superior Court in California by a purported shareholder of the Company on behalf of himself and all other shareholders naming as defendants the Company, the members of its board of directors and JAB and alleging that the members of the Company's board of directors breached their fiduciary duties, and that the Company and JAB aided and abetted the alleged breaches, and alleging deficient disclosures in connection with the Company's agreement to be acquired by an affiliate of JAB. As of the end of August, at least seven other similar putative class actions had been filed, for a total of five in Alameda County Superior Court and three in King County Superior Court in Washington. The lawsuits each assert that the Company and its board of directors engaged in a flawed process in negotiating the potential sale, obtained a price that was below the Company's actual value and agreed to provisions that would allegedly preclude another interested buyer from making a financially superior proposal to acquire the Company. The lawsuits seek, among other things, declaratory and injunctive relief or rescission to enjoin or rescind the proposed acquisition, "rescissory damages," an accounting for damages, a constructive trust for any allegedly improper gains by defendants, pre- and post-judgment interest and attorneys' fees. The California actions were recently consolidated into a single action, and a preliminary injunction hearing was set for October 3, 2012 if the plaintiffs choose to file a motion for a preliminary injunction of the Merger at the conclusion of expedited discovery. In the Washington actions, plaintiffs also filed a motion to consolidate the three actions, which the Court subsequently granted. The Company, its directors and JAB have also filed motions to stay or dismiss the Washington actions in favor of allowing the consolidated California action to proceed uninterrupted and without duplication of effort. On September 19, 2012, one of the plaintiffs in the consolidated Washington action filed a similar putative class action in Alameda County Superior Court. This newly filed action has subsequently been dismissed without prejudice, at the request of the plaintiff in that case.

On September 19, 2012, the parties to the consolidated California action reached a tentative settlement of the consolidated California action in the form of a Memorandum of Understanding ("MOU") that, after notice to all class members and if approved by the Alameda Court, would constitute a full and final settlement of all of the eight actions that have been filed and would preclude the filing of additional actions related to the proposed acquisition by JAB. The MOU provides for the Company to make certain supplemental disclosures to shareholders in this proxy statement and such supplemental disclosures required by the MOU are included in this proxy statement. The MOU also provides for the payment of attorneys' fees to the plaintiffs' counsel. Subsequent to the MOU, the parties negotiated for the payment to plaintiffs' counsel of $550,000, the large majority of which will be paid by the Company's insurer. This amount is subject to approval by the Court, although that will not occur until the Court's final approval of the settlement, as described further below.

Before the settlement contemplated by the MOU becomes final, the settlement must be preliminarily approved by the Court, notice must be provided to the class members (with an opportunity to object to the settlement), and the Court must give its final approval to the settlement. A hearing for that purpose has been set for December 5, 2012. The Company continues to believe these lawsuits are meritless and intends to defend against them vigorously if the MOU and subsequent settlement documents are not fully and finally approved by the Court.

THE SPECIAL MEETING

We are furnishing this proxy statement to you as part of the solicitation of proxies by our board of directors for use at the Special Meeting.

DATE, TIME AND PLACE

The Special Meeting will be held at the office of Cooley LLP, 101 California Street, Fifth Floor, San Francisco, California 94111-5800, at 7:00 a.m., local time, on October 26, 2012.

PURPOSE OF THE SPECIAL MEETING

You will be asked at the Special Meeting to adopt and approve the Merger Agreement. Our board of directors reviewed and considered the terms and conditions of the Merger and unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders. You will also be asked to approve, on an advisory basis, the merger-related compensation for the Company's named executive officers. If necessary, you will also be asked to vote on a proposal to adjourn the Special Meeting for the purpose of soliciting proxies to vote in favor of the adoption and approval of the Merger Agreement.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

Only holders of record of Peet's common stock at the close of business on September 19, 2012 (the "record date"), are entitled to notice of and to vote at the Special Meeting. Each share of Peet's common stock issued and outstanding on the record date is entitled to one vote at the Special Meeting. On the record date, 13,194,066 shares of Peet's common stock were issued and outstanding and held by 349 holders of record. A quorum will be present at the Special Meeting if a majority of the outstanding shares of Peet's common stock entitled to vote on the record date are represented in person or by proxy. In the event that a quorum is not present at the Special Meeting, or there are not sufficient votes at the time of the Special Meeting to adopt and approve the Merger Agreement, it is expected that the meeting may be adjourned, if so requested by the JAB group, to solicit additional proxies if the holders of a majority of the shares of Peet's common stock present, in person or by proxy, and entitled to vote at the Special Meeting approve an adjournment. Holders of record of Peet's common stock on the record date are entitled to one vote per share at the Special Meeting on each proposal presented.

VOTE REQUIRED

The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of a majority of all outstanding shares of Peet's common stock as of the record date. If you abstain from voting or do not vote, either in person or by proxy, it will have the same effect as a vote "AGAINST" the adoption and approval of the Merger Agreement.

The approval, on an advisory basis, of the merger-related compensation for the Company's named executive officers requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, at the Special Meeting and entitled to vote thereon, provided a quorum is present. If you abstain from voting, it will have the same effect as a vote "AGAINST" the approval, on an advisory basis, of the merger-related compensation for Peet's named executive officers.

The approval of the adjournment of the Special Meeting requires the affirmative vote of the holders of a majority of the shares of Peet's common stock present, in person or by proxy, at the Special Meeting. If you abstain from voting, it will have the same effect as a vote "AGAINST" the approval of an adjournment of the Special Meeting.

Voting of Proxies

All shares represented by properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in the manner specified by the holders. Properly executed proxies that do not contain voting instructions will be voted "FOR" the adoption and approval of the Merger Agreement, "FOR" the proposal to approve, on an advisory basis, the merger-related compensation for the Company's named executive officers and "FOR" approval of the proposal to adjourn the Special Meeting, if necessary.

To vote, please complete, sign, date and return the enclosed proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided below. If you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares are held in the name of your broker, bank or other nominee, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Special Meeting.

If you wish to attend the Special Meeting, you may be asked to present photo identification. The Special Meeting is for the shareholders of Peet's as of the record date. Accordingly, if you are a shareholder of record or hold a valid proxy from a shareholder of record, we will verify your name (or the name of such shareholder) against the list of shareholders of record on the record date prior to your admission to the Special Meeting. If you are not a shareholder of record but your shares are held in street name by your bank, brokerage firm or other nominee, please bring and be prepared to provide upon request proof of beneficial ownership on the record date, such as your most recent account statement prior to September 19, 2012, or other similar evidence of ownership. **We reserve the right to refuse admittance to the Special Meeting to any person that we cannot verify, through the foregoing methods, is a shareholder (or a proxy of a shareholder) of Peet's as of the record date**. The meeting will begin promptly at 7:00 a.m., local time. Check in will begin at 6:00 a.m., local time. Please allow ample time for check in procedures.

Shares of Peet's common stock represented at the Special Meeting but not voted, including shares of Peet's common stock for which proxies have been received but for which shareholders have abstained, will be treated as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Only shares affirmatively voted for the adoption and approval of the Merger Agreement, including properly executed proxies that do not contain specific voting instructions, will be counted "FOR" that proposal. If you abstain from voting, it will have the same effect as a vote "AGAINST" the adoption and approval of the Merger Agreement, "AGAINST" the proposal to approve, on an advisory basis, the merger-related compensation for the Company's named executive officers and "AGAINST" the proposal to adjourn the Special Meeting, if necessary. If you do not execute a proxy card, and you do not vote in person at the special meeting in person, it will have the same effect as a vote "AGAINST" the adoption and approval of the Merger Agreement and will have no effect on the outcome of the other two proposals. Brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the adoption and approval of the Merger Agreement and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as "broker non-votes." Broker non-votes, if any, will be treated as shares that are present at the Special Meeting for purposes of determining whether a quorum exists and will have the same effect as votes "AGAINST" the adoption and approval of the Merger Agreement. Broker non-votes, if any, will not affect the outcome of the proposal to approve, on an advisory basis, the merger-related compensation for the Company's named executive officers or the proposal to adjourn the Special Meeting, if necessary.

No business may be transacted at the Special Meeting other than the proposal to adopt and approve the Merger Agreement, the proposal to approve, on an advisory basis, the merger-compensation of the Company's named executive officers, and, if necessary, the proposal to adjourn the Special Meeting.

Voting over the Internet or by Telephone

You may also grant a proxy to vote your shares over the Internet or by telephone. The law of Washington, under which we are incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that such proxy was authorized by the shareholder.

The Internet and telephone voting procedures described below are designed to authenticate shareholders' identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders' instructions have been recorded properly. Shareholders granting a proxy to vote over the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the shareholder.

For Shares of Common Stock Registered in Your Name

Shareholders of record may go to http://www.cstproxyvote.com to grant a proxy to vote their shares over the Internet. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. Any shareholder using a touch-tone telephone may also grant a proxy to vote shares by calling 1-866-894-0537 and following the recorded instructions.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in street name receive instructions for authorizing votes by their banks, brokers or other agents, rather than from our proxy card.

A number of brokers and banks are participating in a program that offers the means to authorize votes over the Internet and by telephone. If your shares are held in an account with a broker or bank participating in such a program, you may authorize a proxy to vote those shares over the Internet at the Internet URL specified on the instruction form received from your broker of bank, or by telephone by calling the telephone number shown on the instruction form received from your broker or bank.

General Information for All Shares Voted Over the Internet or by Telephone

Votes submitted over the Internet or by telephone must be received by 7:00 p.m., Eastern Time, on October 25, 2012. Submitting your proxy over the Internet or by telephone will not affect your right to vote in person should you decide to attend the Special Meeting.

Revocability of Proxies

The grant of a proxy on the enclosed proxy card or over the Internet or by telephone does not preclude a shareholder from voting in person at the Special Meeting. You may revoke your proxy at any time before the shares reflected on your proxy card are voted at the Special Meeting in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to the Corporate Secretary of Peet's Coffee & Tea, Inc. at 1400 Park Avenue, Emeryville, California 94608-3520.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted. Please note that to be effective, your new proxy card, internet or telephonic voting instructions or written notice of revocation must be received by the Corporate Secretary prior to the annual meeting and, in the case of internet or telephonic voting instructions, must be received before 7:00 p.m., Eastern Time, on October 25, 2012.

Your attendance at the Special Meeting will not in and of itself constitute the revocation of a proxy. If you have instructed your broker to vote your shares, you must follow the directions received from your broker to change these instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by Peet's. In addition, we have retained AST Phoenix Advisors, to assist in the solicitation. We will pay AST Phoenix Advisors approximately $10,000, plus out-of-pocket expenses, for its assistance. Our directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone or facsimile. These persons will not be paid additional remuneration for their efforts. We will also request brokers and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of shares of Peet's common stock that the brokers and other custodians, nominees and fiduciaries hold of record. We will reimburse them for their reasonable out-of-pocket expenses.

You should not send your share certificates with your proxy. A letter of transmittal with instructions for the surrender of common share certificates will be mailed to our shareholders as soon as practicable after completion of the Merger.

Delivery of this Proxy Statement to Multiple Shareholders with the Same Address

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers with account holders who are Peet's shareholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, or direct your written request to Investor Relations, Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520 or contact Investor Relations at (510) 594-2100. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

The Merger Agreement

The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and which we incorporate by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.

The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company, JAB or Merger Sub. Such information can be found elsewhere in this proxy statement and in the other public filings the Company makes with the SEC, which are available without charge at www.sec.gov. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of the Company without considering the entirety of public disclosure about the Company as set forth in the Company's SEC filings. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this proxy statement or in other public disclosures by the Company.

The Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the surviving corporation, the Company will continue to exist following the Merger as an affiliate of JAB.

Upon consummation of the Merger, the directors of Merger Sub will be the initial directors of the surviving corporation and the officers of the Company (unless otherwise agreed by JAB and the Company) will be the initial officers of the surviving corporation. At the effective time of the Merger, the Amended and Restated Articles of Incorporation of the Company will be amended in their entirety to read the same as the articles of incorporation of Merger Sub, and the Amended and Restated Bylaws of the Company will be amended in their entirety to read the same as the bylaws of Merger Sub immediately prior to the effective time of the Merger, each until amended as provided in accordance with their terms or in accordance with applicable law.

Effective Time

The Merger will be effective at the time the articles of merger are filed with the Secretary of State of the State of Washington or such later time as specified in the articles of merger and agreed to by the Company and JAB in writing. We expect to complete the Merger as soon as practicable after our shareholders adopt and approve the Merger Agreement and all other conditions to closing have been satisfied or waived.

Unless otherwise agreed by the parties to the Merger Agreement, the parties are required to close the Merger no later than the third business day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied only at the closing, but subject to the satisfaction or waiver of those conditions at such time). The conditions of the closing of the Merger are described in this proxy statement under "Conditions to the Merger" beginning on page 63.

Merger Consideration

Each share of our common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the per-share Merger consideration of $73.50 in cash, without interest and less any applicable withholding taxes, other than the following shares:

- Shares owned by JAB, Merger Sub or any other affiliate of JAB that is directly or indirectly wholly owned by the ultimate parent of JAB;
- Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (including shares held in our treasury); and
- Shares owned by shareholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 23B.13 of the WBCA, as described in further detail in this proxy statement under "The Merger—Dissenters' Rights".

Subject to the above exceptions, after the effective time of the Merger, each holder of any shares of our common stock will no longer have any rights with respect to the shares, except for the right to receive the per-share Merger consideration.

Payment for the Shares of Common Stock

JAB will select a paying agent for the benefit of the holders of shares of our common stock. At the effective time of the Merger, JAB will deposit or cause to be deposited with such paying agent a cash amount in immediately available funds to pay the aggregate Merger consideration payable to our shareholders.

Promptly after the effective time of the Merger, and in any event within five business days thereafter, the surviving corporation will cause the paying agent to send you (or, in the case of "street holders," deliver to the Depository Trust Company) a letter of transmittal and instructions advising you how to surrender your shares of common stock in exchange for the per-share Merger consideration. The paying agent will pay you the aggregate per-share Merger consideration to which you are entitled after you have provided to the paying agent your signed letter of transmittal together with a certificate or book-entry shares, and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the per-share Merger consideration. The surviving corporation or the paying agent will reduce the amount of any per-share Merger consideration paid to you by any applicable withholding taxes.

Following the effective time of the Merger, there will be no further transfer of shares of our common stock.

If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the per-share Merger consideration, you will be required to provide an affidavit of the loss, theft or destruction, and if required by JAB, post a bond in a reasonable amount and upon reasonable terms as may be required by JAB as indemnity against any claim that may be made against JAB or the surviving corporation with respect to such certificate. These procedures will be described in the letter of transmittal and related instructions that you will receive, which you should read carefully and in their entirety.

If any cash deposited with the paying agent is not claimed within one year following the effective time of the Merger, such cash will be delivered to the surviving corporation. Holders of our common stock who have not received payment due to non-compliance with the exchange procedures shall be entitled to look only to the surviving corporation with respect to payment of the per-share Merger consideration.

You should not send your share certificates with the enclosed proxy card, and you should not forward your share certificate to the paying agent without a letter of transmittal.

TREATMENT OF OPTIONS AND RESTRICTED STOCK

Company Options. Prior to, and effective as of, the effective time of the Merger, we will take all necessary action to accelerate the vesting of each outstanding option to purchase shares of common stock under our stock plans that is outstanding as of immediately prior to the effective time of the Merger. At the effective time of the Merger, each such option outstanding immediately prior to the effective time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which $73.50 exceeds the exercise price per share under such option, less any applicable tax withholding. Options where the exercise price per share is equal to or greater than $73.50 will be cancelled for no value and without payment.

Company Restricted Stock Units. At the effective time of the Merger, each outstanding award of a right (other than awards of Company options) entitling the holder of such award to shares or cash equal to or based on the value of shares issued pursuant to any of our stock plans that is outstanding as of immediately prior to the effective time of the Merger will become fully vested and will be cancelled and converted automatically into the right to receive, as promptly as reasonably practicable following the effective time of the Merger, a cash payment equal to the product of (x) the number of shares subject to such share award and (y) the per-share Merger consideration, less any applicable tax withholding. At the effective time of the Merger, each holder of any such share award will cease to have any rights with respect to such unit, except the right to receive the per share Merger consideration in accordance with the Merger Agreement.

Employee Stock Purchase Plan. We will terminate our Amended and Restated 2000 Employee Stock Purchase Plan prior to the effective time of the Merger and will not permit any new offering period to begin after the date of the Merger Agreement and prior to the effective time of the Merger.

The effect of the Merger upon our other employee benefit plans is more fully described under "Employee Benefits" beginning on page 62.

REPRESENTATIONS AND WARRANTIES

In the Merger Agreement, the Company made representations and warranties relating to, among other things:

- the corporate organization and qualification of the Company and our subsidiaries;
- the Company's capital structure;
- the Company's corporate power and authority to enter into the Merger Agreement;
- the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;
- the shareholder vote required to approve the Merger Agreement;
- actions taken by the Company's board of directors, including the board's approval of the Merger Agreement and recommendation to shareholders;
- required regulatory filings, consents and approvals of governmental entities;
- the absence of conflicts with the Company's organizational documents, applicable law or contracts to which the Company or any of our subsidiaries is a party;
- the Company's financial statements and filings with the SEC;
- the Company's disclosure controls and procedures;
- the absence of undisclosed liabilities;

- the absence of certain changes since January 1, 2012;
- the absence of legal proceedings involving the Company and our subsidiaries;
- employee benefits;
- the Company's compliance with laws and our possession of, and compliance with, permits;
- material contracts;
- the Company's owned and leased real properties;
- the accuracy of the information set forth in this proxy statement;
- environmental matters;
- taxes;
- labor matters;
- the Company's insurance coverage;
- intellectual property;
- the Company's suppliers and customers;
- the absence of any transactions with affiliates of the Company;
- the inapplicability of takeover statutes on the Merger; and
- brokers and finders.

In the Merger Agreement, JAB and Merger Sub each made representations and warranties relating to, among other things:

- the corporate organization and qualification of JAB and Merger Sub;
- JAB's and Merger Sub's corporate power and authority to enter into and consummate the transactions contemplated by the Merger Agreement;
- the due execution and delivery by JAB and Merger Sub of the Merger Agreement and the enforceability of the Merger Agreement against JAB and Merger Sub;
- required regulatory filings, consents and approvals of governmental entities;
- the absence of conflicts with the organizational documents of JAB or Merger Sub, applicable law or contracts to which JAB or Merger Sub is a party;
- the accuracy of the information supplied by JAB for inclusion in this proxy statement;
- the availability of the funds necessary to pay all amounts to be paid by JAB in connection with the Merger Agreement;
- the absence of legal proceedings involving JAB or Merger Sub;
- the ownership and operation of Merger Sub;
- the accuracy of the information set forth in this proxy statement;
- brokers and finders; and
- JAB's and Merger Sub's ownership of our common stock.

Many of the Company's representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, "Material Adverse Effect" is defined to mean:

Any change, state of facts, circumstance, event or development that (a) has a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole or (b) the ability of the Company to consummate the transactions contemplated by the Merger Agreement.

Material Adverse Effect shall not include for purposes of clause (a) above any change, event, occurrence, fact, circumstance or effect arising out of, resulting from or attributable to the following:

- effects resulting from changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations or sources material supplies or that are the result of acts of war or terrorism to the extent such effects do not primarily relate to the Company or have or would reasonably be expected to have a disproportionate impact on the Company as compared to other industry segment participants within the geographic markets where the Company and our subsidiaries operate;
- effects resulting from changes that are the result of factors generally affecting the industries in which the Company and our subsidiaries operate, including changes in raw material costs, to the extent such effects do not primarily relate to the Company or have or would reasonably be expected to have a disproportionate impact on the Company as compared to other industry segment participants within the geographic markets where the Company and our subsidiaries operate;
- effects resulting from changes in GAAP or rules and policies of the Public Company Accounting Oversight Board or changes in applicable law or changes in interpretations of applicable law to the extent they do not primarily relate to the Company or have or would reasonably be expected to have a disproportionate impact on the Company as compared to other industry segment participants within the geographic markets where the Company and our subsidiaries operate;
- effects resulting from (A) any failure by the Company to meet any estimates of revenues or earnings by the Company or analysts or (B) any change in the market value or trading volume of shares for any period ending on or after the date of the Merger Agreement (provided that the underlying causes of any such failure or change may be taken into account in determining whether a Material Adverse Effect has occurred);
- effects directly resulting from the public announcement or pendency of the transactions contemplated by the Merger Agreement;
- any effect relating to fluctuations in the value of any currency; and
- any effect relating to any action taken by the Company with JAB's consent or contemplated expressly by the Merger Agreement.

Conduct of Business Prior to Closing

We have agreed in the Merger Agreement that, until the effective time of the Merger, except as required by applicable law or expressly provided by the Merger Agreement, we shall and we shall cause our subsidiaries to:

- conduct our business in all material respects in the ordinary and usual course; and
- use commercially reasonable efforts to preserve the material components of our business organizations intact and maintain existing relations and goodwill with governmental entities, customers, material suppliers, licensors, licensees, distributors, creditors and lessors, key employees and independent contractors, and material service providers, agents and business associates and keep available the services of our and our subsidiaries' present officers and key employees.

We have also agreed that, until the effective time of the Merger, except as expressly required by the Merger Agreement, with the prior written consent of JAB or as set forth in the disclosure schedule that the Company delivered to JAB in connection with the execution of the Merger Agreement, we will not and will not permit our subsidiaries to:

- adopt or propose any change in our organizational or governing instruments;
- merge or consolidate the Company or any of our subsidiaries (except for transactions solely among our wholly owned subsidiaries that do not violate instruments binding on, or are not expected to materially increase net tax liability of, the Company and our subsidiaries);

- acquire any stock or assets other than (A) raw materials, supplies, equipment, inventory, third-party software and capital, in the ordinary course of business, or (B) in an amount of not more than $250,000 in any transaction or related series of transactions or $750,000 in the aggregate;
- issue, sell, transfer or otherwise dispose of any shares of capital stock of the Company or our subsidiaries, any debt securities of the Company or our subsidiaries that provide voting rights to the holders thereof or any rights to acquire the Company's capital stock (other than issuance or transfer of common stock pursuant to outstanding awards under the Company's equity award plans);
- make any loans, advances, guarantees, capital contributions or investments (other than to the Company or any of our wholly owned subsidiaries) in excess of $250,000 in any transaction or series of related transactions or $500,000 in the aggregate;
- amend, supplement, replace, refinance, terminate or otherwise modify the Amended and Restated Credit Agreement by and between the Company and Wells Fargo Bank, National Association, dated as of December 21, 2010;
- declare or pay any dividend (except for dividends paid by any of our subsidiaries to us or to one of our wholly owned subsidiaries) or enter into any contract with respect to the voting of the Company's capital stock (except for proxies or voting agreements solicited by us to obtain the vote of our shareholders to adopt and approve the Merger Agreement);
- adjust, reclassify, split, combine or subdivide, or redeem, purchase or otherwise acquire the Company's capital stock;
- incur, alter, amend or modify any indebtedness or guarantee a third party's indebtedness (except for ordinary course indebtedness for borrowed money consistent with past practice that does not exceed $500,000 in the aggregate);
- make or authorize any capital expenditures in excess of the amount reflected in the Company's capital expenditure budget as disclosed to JAB;
- make any material changes in accounting policies or procedures, except as required by changes in GAAP;
- release, assign, settle or satisfy any action or other liabilities or obligations for an amount (not covered by insurance) above $250,000 individually or $500,000 in the aggregate or providing for non-monetary relief (except for provisions in a settlement agreement relating to confidentiality, non-disparagement, releases and agreements not to sue);
- amend or modify, in any material respect, or terminate any material contract, or enter into any contract that would be classified as a material contract under the Merger Agreement, other than in the ordinary course of business;
- amend or modify, in any material respect, or terminate any material lease or material permit, other than in the ordinary course of business;
- make any material tax election, amend any tax return with respect to a material amount of taxes, settle any controversy with respect to a material amount of taxes or change any method of tax accounting;
- transfer, sell, encumber or otherwise dispose of any material intellectual property, other than non-exclusive licenses granted in the ordinary course of business;
- transfer, sell, create a lien on (other than certain permitted encumbrances) or otherwise dispose of any material assets, licenses, product lines or businesses, except for in connection with dispositions of Company products or inventory in the ordinary course of business, sales of obsolete assets or other dispositions of not more than $250,000 in any transaction or series of related transactions or $750,000 in the aggregate;

- terminate any executive officers or hire any new employees, unless such hire is in the ordinary course of business consistent with past practice and has an aggregate annual base salary and incentive opportunity of not more than $300,000;
- adopt, enter into, amend, terminate or extend any collective bargaining agreement;
- except as required pursuant to existing written, binding agreements or by applicable law:
    - grant or provide any severance or termination payments or benefits to any director, officer or non-officer employees (except for non-officer employees in the ordinary course of business),
    - increase the compensation, bonus or benefits of, pay any bonus to, or make any new equity awards to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employee (except for base salary increases or bonuses of not more than $50,000 in the aggregate awarded to non-officer employees in the ordinary course of business),
    - establish, adopt, amend or terminate any Company benefit plan (except as required by law) or amend the terms of any outstanding equity-based awards,
    - accelerate vesting or payment, or fund or secure payment, of compensation or benefits under any Company benefit plan (if not already contemplated by such plan),
    - materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or
    - forgive any loans to directors, officers or key employees of the Company or any of our subsidiaries;
- unless required by applicable law, reclassify any independent contractor as an employee of the Company or any of our subsidiaries;
- fail to use commercially reasonable efforts to renew or maintain the Company's and our subsidiaries' insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;
- enter into any new line of business not related to coffee or tea; or
- adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

We have agreed not to take any action that would, or would be reasonably likely to, prevent, materially delay or materially impede the consummation of the Merger or the related transactions contemplated by the Merger Agreement.

Proxy Statement, Board Recommendation and Shareholders Meeting

We have agreed, as promptly as practicable after the execution of the Merger Agreement, and in any event, no later than 35 days following the earliest of the date on which the SEC staff advises the Company that it has no further comments on this proxy statement or that it is not reviewing this proxy statement, to duly call, give notice of, convene and hold the Special Meeting to consider and vote upon the adoption and approval of the Merger Agreement and the Merger.

We are not permitted to postpone or adjourn the Special Meeting except to the extent required by law or requested by JAB (in JAB's sole discretion) to permit additional time to solicit the requisite vote of the shareholders to adopt and approve the Merger Agreement.

Except in the circumstances described in this proxy statement under "Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal," our board of directors has agreed to recommend the adoption and approval of the Merger Agreement to our shareholders and to use reasonable best efforts to solicit from our shareholders proxies in favor of the adoption and approval of the Merger Agreement, and to secure the requisite vote of the shareholders to adopt and approve the Merger Agreement. Unless the Merger Agreement has been terminated prior to the date of the Special Meeting in accordance with its terms, our obligation to call, give notice of, convene and hold the Special Meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to us of any acquisition proposal or by a change of recommendation, and we will not submit any superior proposal for approval by our shareholders.

No Solicitation of Other Offers

Under the Merger Agreement, we have agreed that, except as expressly permitted by the Merger Agreement, neither we nor any of our subsidiaries will, nor will we authorize or permit our respective representatives to, directly or indirectly:

- initiate, solicit, knowingly encourage, induce or assist any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;
- engage in discussions or negotiations regarding, or provide information relating to the Company or any of its subsidiaries, or provide any access to the Company's and our subsidiaries' properties, books, records or personnel that could reasonably be expected to solicit, induce or assist in the making of any proposals or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;
- approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle with respect to an acquisition proposal;
- approve any person as "an acquiring person" or any person's "share acquisition" as provided in Section 23B.19.040 of the WBCA; or
- otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding these restrictions, prior to the time that our shareholders adopt and approve the Merger Agreement, if we have not breached the no solicitation restrictions summarized above and our other obligations summarized in this proxy statement under "No Solicitation of Other Offers" and "Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal", we may provide information requested by a person who has made an unsolicited bona fide written acquisition proposal and engage in discussions and negotiations with such person, if and only to the extent that, prior to taking any action described above, our board of directors has determined in good faith, after consultation with our outside financial advisors and outside legal counsel, that:

- failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable law; and
- based on the information then available to our board of directors, such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal.

In addition, in order to provide information to any person making an unsolicited bona fide acquisition proposal, such person must execute a confidentiality agreement on terms not more favorable to such person than those contained in the confidentiality agreement we entered into on July 5, 2012 with an affiliate of JAB, effective as of July 4, 2012 and amended on July 15, 2012. If the Company provides any information to such person not previously provided to JAB, a copy of such information must be delivered prior to or concurrently with delivery to such person.

We have agreed to notify JAB promptly (in any event within 24 hours) of receipt by us or any of our representatives of any acquisition proposals, inquiries with respect thereto or requests for information, discussions or negotiations, including details regarding the name of the person making such contact, and the material terms and conditions of any proposals or offers. We must also provide to JAB copies of any written requests, proposals or offers, including proposed agreements that we receive and keep JAB reasonably informed, on a prompt basis of the status and terms of any such proposals or offers, including any changes thereto. In any case, we must notify JAB before providing information to, or entering into discussions or negotiations with, any person regarding an acquisition proposal.

We have agreed to, and to cause our subsidiaries and cause our and their respective representatives to, immediately cease and terminate any activities, discussions or negotiations regarding any acquisition proposal that were ongoing when the Merger Agreement was executed. We also agreed to request that any person who entered into a confidentiality agreement with us on or after January 1, 2010 in connection with an acquisition proposal return or destroy all confidential information previously furnished by us or our representatives to such person, subject to the terms of those agreements.

The Merger Agreement defines an "acquisition proposal" as (i) any proposal or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of our significant subsidiaries and (ii) any acquisition by any person of, or proposal or offer, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 10% or more of the total voting power of any class of equity securities of the Company or those of any of our subsidiaries, or the acquisition, purchase or disposition of the business or 15% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and our Subsidiaries outside the ordinary course of business.

The Merger Agreement defines a "superior proposal" as a bona fide unsolicited written acquisition proposal that would result in any person (or its shareholders) becoming the beneficial owner, directly or indirectly, of more than 80% of the assets (on a consolidated basis) of the Company and our subsidiaries or more than 80% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in good faith after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal and the person making the acquisition proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition) (i) is more favorable to our shareholders from a financial point of view than the transactions contemplated by the Merger Agreement (after taking into account any changes to the terms of the Merger Agreement proposed by JAB and any other information provided by JAB pursuant to the Merger Agreement) and (ii) is reasonably likely to be consummated.

The Company has agreed that it will be responsible for any breach of the no solicitation restrictions contained in the Merger Agreement by its representatives.

In addition to the rights described above, we may terminate the Merger Agreement, pay a termination fee and enter into a definitive agreement with respect to a superior proposal under certain circumstances. See "Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal."

Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal

Our board of directors unanimously determined that the Merger is fair to, and in the best interests of, Peet's and its shareholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Washington law, and unanimously resolved to recommend the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to our shareholders. The Merger Agreement provides that neither our board of directors, nor any committee thereof, shall:

- fail to include the board's recommendation in this proxy statement, or withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to JAB, the board's recommendation with respect to the Merger;
- publicly approve, recommend or otherwise declare advisable any acquisition proposal; or
- publicly propose to do any of the foregoing.

Furthermore, neither our board of directors nor any committee thereof shall (and shall not publicly propose to) authorize, approve, recommend, declare advisable or permit the Company to enter into any binding or non-binding agreement or arrangement that requires the Company to abandon or terminate the Merger Agreement or the Merger, or that relates to any acquisition proposal.

However, prior to the time that our shareholders approve and adopt the Merger Agreement, our board of directors may, under specified circumstances, change its recommendation with respect to the Merger and, with respect to a superior proposal, terminate the Merger Agreement if our board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that:

- failure to take such action would reasonably be expected to violate our board of directors' fiduciary duties under applicable law; and
- if such action relates to any acquisition proposal, that such acquisition proposal constitutes a superior proposal.

However, our board of directors may change its recommendation or terminate the Merger Agreement as described above only if:

- the Company provides JAB with at least three business days' notice of its intention to take such action and its basis for doing so, including in the case of any acquisition proposal the name of the person making the acquisition proposal and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements);
- the Company does not, and does not permit our subsidiaries to, enter into any alternative acquisition agreement during such notice period;
- the Company and its advisors negotiate with JAB in good faith during such notice period; and
- following the end of such notice period, after considering any changes to the Merger Agreement proposed by, and other information provided by, JAB during the notice period, our board of directors has determined, after consultation with its outside financial advisors and outside legal counsel, that if such changes were to be made that the board's failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to result in a violation of the directors' fiduciary duties under applicable law and that any superior proposal continues to constitute a superior proposal.

Any change to the financial or other material terms of any superior proposal made to the Company will be deemed a new acquisition proposal that will require giving of new notice to JAB and the commencement of a new three business day notice period, during which the Company must again comply with the requirements summarized above.

In addition, if our board of directors decides to terminate the Merger Agreement with JAB following receipt of a superior proposal upon the terms summarized above, we must pay the applicable termination fee as described in further detail under "The Merger Agreement—Termination Fee" beginning on page 66.

Agreements to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, the Company and JAB have agreed to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as soon as practicable. In furtherance of the foregoing, the Company and JAB agreed to:

- make a filing under the HSR Act as soon as practicable and in any event no later than August 17, 2012, unless the Company and JAB agree to a different date;
- use their reasonable best efforts to supply as soon as practicable any additional information and documentary material reasonably requested pursuant to the HSR Act; and
- use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

The Merger Agreement also requires the Company and JAB to file as promptly as practicable all documentation to effect all necessary notices, reports or other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary from any third party or any governmental entity in connection with the Merger and the transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires the Company or JAB, or permits the Company to take or consent to any action that would be reasonably likely to result in a material adverse effect on the business, financial condition or results of operations of the combined business of JAB and the Company and their respective subsidiaries, taken as a whole, after giving effect to the consummation of the transactions contemplated by the Merger Agreement.

Subject to reasonable limitations limiting access to outside counsel, each of the Company and JAB also agreed to keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other party:

- all information as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made to any third party and/or any governmental entity in connection with the Merger and the transactions contemplated by the Merger Agreement; and
- copies of notices, correspondence and communications received from third parties or any governmental entity with respect to the Merger and the other transactions contemplated by the Merger Agreement and, except as prohibited by law, to permit the other party to attend and participate in substantive communications and meetings with governmental entities with respect to any filings, investigation or other inquiry relating to the Merger or other transactions contemplated by the Merger Agreement. Subject to consultation with the Company and other limitations set forth in the Merger Agreement, JAB has the right to direct all matters with any governmental entity.

Financing

If requested by JAB, we have agreed to cooperate with JAB in connection with any third-party equity or debt financing undertaken by JAB or its affiliates in connection with the transactions contemplated by the Merger Agreement.

JAB has agreed to reimburse us for all reasonable and documented out-of-pocket fees and expenses of the Company and our subsidiaries and all reasonable and documented fees and expenses of our counsel and accountants incurred in connection with our cooperation in connection with the financing, and to indemnify and hold harmless the Company, our subsidiaries and its related persons against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, tax, cost, expense or settlement payment incurred as a result of such cooperation.

Indemnification and Insurance

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and our subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of July 21, 2012, or as provided in any indemnification agreements between the Company and any such person as in effect as of July 21, 2012, will survive the Merger and will be observed by the surviving corporation to the fullest extent permitted by Washington law.

Prior to the effective time of the Merger, JAB or the surviving corporation shall be required to purchase a tail policy to the Company's current policy of directors' and officers' liability insurance for a period of six years from the effective time of the Merger. Such policy will cover claims arising from facts or events that occurred on or before the effective time of the Merger and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company's current directors' and officers' liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, JAB or the surviving corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

Fees and Expenses

Except as described above under "Financing", whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

Employee Benefits

For a period of one year following the effective time of the Merger, JAB shall cause the surviving corporation and its subsidiaries to provide each active employee of the Company and any subsidiary who continues to be employed by the surviving corporation or any subsidiary thereof with compensation, other employee benefits (except for retention benefits), health and welfare benefits and benefits under any 401(k) plan that is at least substantially comparable in the aggregate to that provided to such continuing employees immediately prior to the execution of the Merger Agreement.

JAB will cause the surviving corporation to recognize accrued but unused personal, sick or vacation time to which any continuing employee is entitled pursuant to policies applicable to such continuing employee immediately prior to the effective time of the Merger.

JAB has also agreed that continuing employees under health, welfare benefit and 401(k) plans of JAB or the surviving corporation following the effective time of the Merger will be credited for service with the Company prior to the effective time of the Merger to the extent that such service is relevant under such plans and recognized under corresponding Company plans prior to the effective time of the Merger. Additionally, JAB has agreed that the pre-existing condition and eligibility limitations for continuing employees under health and welfare plans will be waived for the plan year in which the Merger occurs and that amounts paid by, and amounts reimbursed to, continuing employees under similar plans maintained by the Company and our subsidiaries immediately prior to the effective time of the Merger will be given effect in determining any deductibles and maximum out of pocket limitations.

Other Covenants

The Merger Agreement contains additional agreements between the Company and JAB relating to, among other things:

- JAB's access to our employees, properties, books, contracts and records between the date of the Merger Agreement and the closing of the Merger Agreement (subject to applicable legal obligations and restrictions);
- actions necessary to enable the delisting by the surviving corporation of the shares from NASDAQ and the deregistration of the shares under the Exchange Act as promptly as practicable after the effective time of the Merger;
- press releases and other public announcements relating to the Merger and the transactions contemplated by the Merger Agreement;
- the actions necessary if state takeover laws are or become applicable to the transactions contemplated by the Merger Agreement to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable;
- control of shareholder litigation;
- the notification of certain matters; and
- the actions necessary to cause the dispositions of certain common stock and equity-based securities by directors and officers of the Company pursuant to the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger

Conditions to Each Party's Obligations. Each party's obligation to effect the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of the following conditions:

- the Merger Agreement must have been adopted by the affirmative vote of the holders of a majority of all outstanding shares of our common stock;
- the waiting period applicable to the consummation of the Merger under the HSR Act must have expired or been earlier terminated and all approvals under other applicable antitrust laws. identified in the Merger Agreement, required to consummate the Merger must have been obtained or filed or must have occurred;
- no law or injunction shall have been issued or enacted by any court or governmental entity that restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement; and
- no governmental entity shall have instituted any action (which remains pending at what would otherwise be the closing date) before any court seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Conditions to Obligations of JAB and Merger Sub. The obligations of JAB and Merger Sub to effect the Merger are subject to the satisfaction or waiver by JAB at or prior to the effective time of the Merger of the following conditions:

- the representations and warranties made by the Company regarding certain matters relating to the Company's capital structure, absence of any "Material Adverse Effect" on the Company through July 21, 2012 and brokers and finders must be true and correct in all respects (other than in de minimis and immaterial respects in the case of the Company's capital structure or resulting from exercises of existing outstanding equity awards set forth in the representation regarding capital structure following

July 21, 2012) as of July 21, 2012 and as of the closing date as though made on and as of each such date (except to the extent made as of a specific date);

- the representations and warranties made by the Company regarding certain matters relating to the Company's corporate authority to enter into the Merger Agreement, the due execution, delivery and enforceability of the Merger Agreement, and the board approval of the Merger Agreement and non-applicability of takeover statutes to the Merger (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) must be true and correct in all material respects as of July 21, 2012 and as of the closing date as though made on and as of each such date (except to the extent made as of a specific date);
- each of the representations and warranties made by the Company set forth in the Merger Agreement other than those listed above (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), must be true and correct as of July 21, 2012 and as of the closing date as though made on and as of each such date (except to the extent made as of a specific date), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect;
- the Company must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date;
- since July 21, 2012, there must not have occurred any change, state of facts, circumstance, event or development (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect; and
- the Company must deliver to JAB at closing a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and covenants.

Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company at or prior to the effective time of the Merger of the following additional conditions:

- the representations and warranties of JAB regarding brokers and finders must be true and correct in all respects as of July 21, 2012 and as of the closing date as though made on and as of such date (except to the extent made as of a specific date);
- the representations and warranties of JAB regarding certain matters relating to JAB's corporate authority and the due execution, delivery and enforceability of the Merger Agreement must be true and correct in all material respects as of July 21, 2012 and as of the closing date as though made on and as of such date (except to the extent made as of a specific date);
- all other representations and warranties of JAB contained in the Merger Agreement, disregarding all qualifications and exceptions contained in the Merger Agreement regarding materiality or any similar standard or qualification, must be true and correct, except where the failure to be so true and correct would not prevent, materially delay or materially impede the ability of JAB or Merger sub to consummate the transactions contemplated by the Merger Agreement as of July 21, 2012 and as of the closing date as though made on and as of such date (except to the extent made as of a specific date);
- JAB and Merger Sub must have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the closing date; and
- JAB and Merger Sub must deliver to the Company at closing a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and covenants.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval from our shareholders has been obtained:

- by mutual written consent of the Company and JAB;
- by either the Company or JAB if:
  - the Merger is not completed on or before March 31, 2013 (the "termination date");
  - our shareholders do not adopt and approve the Merger Agreement at the shareholders meeting or any adjournment or postponement thereof; or
  - any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable;

  however, a party may not terminate the Merger Agreement pursuant to the above provisions if such party has breached in any material respect its obligations under the Merger Agreement in any manner that primarily contributed to the occurrence of the failure of such condition to the consummation of the Merger;
- by the Company, if:
  - JAB or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that conditions to our obligation to close would not be satisfied and such breach or condition is not curable by the termination date, or if curable, is not cured by such date, and we provide JAB with at least 30 days written notice prior to such termination and we are not otherwise in material breach of any of our covenants or agreements;
  - prior to the receipt of the required vote of our shareholders approving and adopting the Merger Agreement, we receive a "superior proposal" and our board of directors authorizes us to enter into an alternative acquisition agreement for the superior proposal, provided that we have complied with the obligations summarized in "No Solicitation of Other Offers" and "Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal" and we pay JAB the required termination fee prior to or concurrently with the termination; or
- by JAB, if:
  - our board of directors makes a change of recommendation or we breach our obligations summarized in "No Solicitation of Other Offers" or "Ability to Change Board Recommendation/ Termination in Connection with a Superior Proposal";
  - following the receipt or public announcement of an acquisition proposal, our board of directors fails to reaffirm its recommendation of the Merger within three business days after receipt of any reasonable request to do so from JAB;
  - following public disclosure of a tender offer or exchange offer for 20% or more of outstanding shares of our common stock (other than by JAB or its affiliates), our board of directors fails to recommend against such tender offer or exchange offer within 11 business days after the commencement of such tender offer or exchange offer, or by the second business day prior to the date of the shareholders meeting, whichever is earlier; or
  - we have breached or failed to perform any of our representations, warranties, covenants or agreements under the Merger Agreement, such that conditions to the obligation to close by JAB and Merger Sub are not satisfied and such breach or condition is not curable or not cured by the termination date, and JAB provides us with at least 30 days written notice prior to such termination and JAB and Merger Sub are not otherwise in material breach of any of their respective covenants or agreements under the Merger Agreement.

Termination Fee

If the Merger Agreement is terminated by the Company or by JAB or Merger Sub under the situations described in further detail below, the Company may be required to pay a termination fee in the amount of $30,000,000, which we refer to as the termination fee, to JAB.

The Company must pay the termination fee to JAB if:

- the Company or JAB terminates the Merger Agreement because the Merger has not been consummated by the termination date and, if at such time the we have not yet held the Special Meeting and JAB has not breached its obligations to obtain or cooperate in obtaining necessary approvals and consents under the Merger Agreement or with respect to reimbursement or indemnification under the financing covenant, and at the time of such termination:
  - there is an outstanding acquisition proposal that has been publicly disclosed and not clearly withdrawn in good faith before the termination date; and
  - within 12 months after termination of the Merger Agreement, the Company or any of our subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of our subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and our Subsidiaries outside the ordinary course of business);
- the Company or JAB terminates the Merger Agreement because our shareholders fail to adopt the Merger Agreement at the Special Meeting and:
  - there is an outstanding acquisition proposal that has been publicly disclosed and not clearly withdrawn in good faith before the Special Meeting; and
  - within 12 months after the termination of the Merger Agreement the Company or any of our subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of our subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and our Subsidiaries outside the ordinary course of business); or
- JAB terminates the Merger Agreement because the Company has breached its representations, warranties, covenants or agreements under the Merger Agreement such that conditions to the obligation to close by JAB and Merger Sub are not satisfied and:
  - there is an outstanding acquisition proposal that has been publicly disclosed and not clearly withdrawn in good faith before the termination date; and
  - within 12 months after the termination of the Merger Agreement the Company or any of our subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of our subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and our Subsidiaries outside the ordinary course of business);
- the Company terminates the Merger Agreement in order to accept a superior proposal and enter into an alternative acquisition agreement related to such superior proposal after complying with the obligations summarized in "No Solicitation of Other Offers" and "Ability to Change Board Recommendation/ Termination in Connection with a Superior Proposal";

- JAB terminates the Merger Agreement because:
  - our board of directors makes a change of recommendation or the Company has breached its obligations summarized in "No Solicitation of Other Offers" or "Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal";
  - following the receipt or public announcement of an acquisition proposal, our board of directors fails to reaffirm the Company recommendation within three business days after receipt of any reasonable request to do so from JAB; or
  - following the public disclosure of a tender offer or exchange offer for 20% or more of outstanding shares of the Company's common stock (other than by JAB or its affiliates), our board of directors fails to recommend against such tender offer or exchange offer within 11 business days after the commencement of such tender offer or exchange offer, or by the second business day prior to the shareholders meeting, whichever is earlier.

The Merger Agreement provides that in no event will we be required to pay the termination fee on more than one occasion. If we pay the termination fee to JAB, such termination fee shall be JAB's and Merger Sub's sole and exclusive remedy in circumstances where the termination fee is payable, except where the Company has willfully and materially breached its covenants with respect to its obligations regarding non-solicitation of other transactions, this proxy statement or the Special Meeting, in which case the aggregate amount of damages determined by a court to be payable by the Company shall be reduced by the amount of any termination fee previously paid to JAB. The Merger Agreement also provides that if we fail to promptly pay the termination fee to JAB, and JAB or Merger Sub commences a suit in order to obtain such payment, which suit results in a judgment against the Company for the termination fee (or a portion thereof), we must pay JAB its costs and expenses (including attorney's fees) in connection with such suit, together with any applicable interest on the amount of the fee.

Specific Performance

Each of the parties is entitled to specific performance to enforce performance of any covenant or obligation under the Merger Agreement or injunctive relief to prevent any breach thereof.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement by executed written agreement at any time before or after our shareholders have adopted and approved the Merger Agreement, provided that, after the adoption of the Merger Agreement by our shareholders, there shall be no amendment or change to the Merger Agreement that by law requires the further approval of our shareholders without obtaining such further approval.

At any time before the consummation of the Merger, each of the parties to the Merger Agreement may waive compliance with any of the agreements or conditions contained in the Merger Agreement to the extent permitted by applicable law.

Market Price and Dividend Data

Our common stock has been traded on NASDAQ under the ticker symbol "PEET" since January 25, 2001. The following table sets forth, for the period indicated, the range of high and low sale prices of our common stock, as reported by NASDAQ with respect to the period from January 1, 2010 through October 2, 2012.

	Peet's common stock	
	High	Low
Fiscal Year ending December 30, 2012		
Fourth Quarter (through October 2, 2012)	$73.47	$73.37
Third Quarter	$75.50	$53.08
Second Quarter	$76.82	$55.75
First Quarter	$77.14	$57.82
Fiscal Year ended January 1, 2012		
Fourth Quarter	$64.00	$52.72
Third Quarter	$63.30	$52.16
Second Quarter	$59.42	$45.65
First Quarter	$49.01	$37.85
Fiscal Year ended January 2, 2011		
Fourth Quarter	$42.73	$33.20
Third Quarter	$41.93	$33.34
Second Quarter	$41.63	$35.69
First Quarter	$41.66	$31.82

The high and low sales prices per share for Peet's common stock as reported by NASDAQ on October 2, 2012, the latest practicable trading day before the filing of this proxy statement were $73.48 and $73.36.

There were 349 shareholders of record of our common stock as of September 19, 2012. In addition, we believe that a significant number of beneficial owners of Peet's common stock hold their shares in street name.

We have not declared or paid any cash dividends on our common stock previously. Historically, we have retained earnings, if any, for use in the operation and expansion of our business.

Following the consummation of the Merger, our common stock will not be traded on any public market.

Risk Factors

In addition to the other information included in this proxy statement, including the matters addressed in "Special Note Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for approval and adoption of the Merger Agreement.

There are risks and uncertainties associated with the Merger.

There are a number of risks and uncertainties relating to the Merger. For example:

- the Merger may not be consummated (including as a result of a legal injunction) or may not be consummated as currently anticipated;
- there can be no assurance that approval of our shareholders and the requisite regulatory approvals will be obtained;
- there can be no assurance other conditions to the closing of the Merger will be satisfied or waived or that other events will not intervene to delay or result in the termination of the Merger;
- if the Merger is not completed, the share price of our common stock may change to the extent that the current market price of our common stock reflects an assumption that the Merger will be consummated;
- failure of the Merger to close, or a delay in its closing, may have a negative impact on our ability to pursue alternative strategic transactions or our ability to implement alternative business plans;
- under certain circumstances, if the Merger Agreement is terminated, we will be required to pay a $30 million termination fee;
- pending the closing of the Merger, the Merger Agreement restricts us from engaging in certain actions without JAB's approval, which could prevent us from pursuing opportunities that may arise prior to the closing of the Merger;
- any delay in completing, or the failure to complete, the Merger could have a negative impact on our business, stock price and our relationships with our customers or suppliers; and
- the attention of our management may be directed to transaction-related considerations and may be diverted from the day-to-day operations of our business and pursuit of our strategic initiatives.

We have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the Merger, and many of these fees and costs are payable by us whether or not the Merger is consummated.

Our executive officers and directors may have interests that are different from, or in addition to, those of our shareholders generally.

Our executive officers and directors may have interests in the Merger that are different from, or are in addition to, those of Peet's shareholders generally. These interests include direct or indirect ownership of Peet's common stock and stock options and the acceleration of stock options upon consummation of the Merger. In addition, our executive officers may have certain rights to severance and other payments in the event that their employment is terminated following the consummation of the Merger.

The Merger Agreement limits our ability to pursue alternative transactions to the Merger.

The Merger Agreement contains "no shop" provisions that, subject to limited exceptions, limit our ability to discuss, facilitate or commit to third-party acquisition proposals to acquire all or a significant part of the Company. In addition, we are required to pay a $30 million termination fee if we terminate the Merger

Agreement under certain circumstances. These provisions place conditions on our ability to pursue offers from third parties that could result in greater value to our shareholders. The obligation to make the termination fee payment also could discourage a third party from pursuing an alternative acquisition proposal.

Peet's will no longer exist as a public company following the Merger and its shareholders will forego any increase in its value.

If the Merger is completed, we will no longer exist as a public company and Peet's shareholders will forego any increase in Peet's value that might have otherwise resulted from our possible future growth.

We are subject to litigation initiated in connection with the Merger, which could be time consuming and divert our resources and the attention of our management.

As described under "Litigation Related to the Merger," we and the individual members of our board of directors have been named as defendants in a number of lawsuits related to the Merger Agreement and the proposed Merger. These suits generally allege that the directors breached their fiduciary duties owed to Peet's shareholders, and that the Company aided and abetted the alleged breaches, and alleging deficient disclosures in connection with the Company's agreement to be acquired by an affiliate of JAB. The lawsuits each assert that the Company and its board of directors engaged in a flawed process in negotiating the potential sale, obtained a price that was below the Company's actual value and agreed to provisions that would allegedly preclude another interested buyer from making a financially superior proposal to acquire the Company. The lawsuits seek, among other things, declaratory and injunctive relief or rescission to enjoin or rescind the proposed acquisition, "rescissory damages," an accounting for damages, a constructive trust for any allegedly improper gains by defendants, pre- and post-judgment interest and attorneys' fees. Although we believe that these suits are without merit, the defense of these suits may be expensive and may divert management's attention and resources, which could adversely affect our business.

On September 19, 2012, the parties to the consolidated California action reached a tentative settlement of the consolidated California action in the form of a Memorandum of Understanding ("MOU") that, after notice to all class members and if approved by the Alameda Court, would constitute a full and final settlement of all of the eight actions that have been filed and would preclude the filing of additional actions related to the proposed acquisition by JAB. The MOU provides for the Company to make certain supplemental disclosures to shareholders in this proxy statement and such supplemental disclosures required by the MOU are included in this proxy statement. The MOU also provides for the payment of attorneys' fees to the plaintiffs' counsel. Subsequent to the MOU, the parties negotiated for the payment to plaintiffs' counsel of $550,000, the large majority of which will be paid by Company's insurer. This amount is subject to approval by the Court, although that will not occur until the Court's final approval of the settlement, as described further below.

Before the settlement contemplated by the MOU becomes final, the settlement must be preliminarily approved by the Court, notice must be provided to the class members (with an opportunity to object to the settlement), and the Court must give final approval of the settlement. A hearing for that purpose has been set for December 5, 2012. The Company continues to believe these lawsuits are meritless and intends to defend against them vigorously if the MOU and subsequent settlement documents are not fully and finally approved by the Court.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of October 1, 2012 by: (i) each director; (ii) each executive officer; and (iii) all executive officers and directors as a group. Information for all those known by us to be beneficial owners of more than five percent of our common stock, as stated on and based solely on Schedules 13D or 13G filed by such beneficial owners, is also included.

Beneficial ownership is determined in accordance with the rules of the SEC which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that were immediately exercisable or exercisable within 60 days of October 1, 2012. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as noted below, information with respect to beneficial ownership has been furnished by each director, executive officer or five percent or more shareholder, as the case may be, and the address for each person listed on the table is c/o Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520. Applicable percentages are based on 13,201,766 shares outstanding on October 1, 2012, adjusted as required by the rules promulgated by the SEC.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Directors and Executive Officers:		
Jean-Michel Valette (1)	85,000	*%
Patrick J. O'Dea (2)	73,031	*
Elizabeth Sartain (3)	43,250	*
Michael Linton (4)	37,500	*
Gerald Baldwin (5)	20,000	*
Ted W. Hall (6)	18,900	*
Kay Bogeajis (7)	18,767	*
Thomas P. Cawley (8)	15,743	*
Shawn Conway (9)	15,475	*
David Deno (10)	6,741	*
Hilary Billings (11)	6,738	*
All directors and executive officers as a group (11 persons) (12)	341,145	2.6
5% Shareholders (13):		
Macquarie Group LTD (14) No. 1 Martin Place Sydney, New South Wales, Australia	1,682,581	12.7
Franklin Resources, Inc. (15) One Franklin Parkway San Mateo, CA 94403-1906	1,355,771	10.3
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	1,241,437	9.4
Brown Capital Management, LLC 1201 N. Calvert Street Baltimore, MD 21202	1,132,737	8.6

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
BlackRock, Inc .... 40 East 52nd Street New York, NY 10022	970,195	7.3
GAMCO Investors, Inc. (16) .... One Corporate Center Rye, NY 10580	803,060	6.1
Vanguard Group, Inc .... 100 Vanguard Blvd. Malvern, PA 19355	681,173	5.2

* Less than one percent.

(1) Includes 15,000 shares issuable upon the exercise of vested stock options.

(2) Includes 52,649 shares issuable upon the exercise of vested stock options. Also includes 10,382 shares held by The O'Dea Family Trust DTD 12/30/99, of which Mr. O'Dea is a Trustee.

(3) Includes 41,250 shares issuable upon the exercise of vested stock options.

(4) Includes 35,000 shares issuable upon the exercise of vested stock options.

(5) Includes 15,000 shares issuable upon the exercise of vested stock options.

(6) Includes 15,000 shares issuable upon the exercise of vested stock options.

(7) Represents 18,767 shares issuable upon the exercise of vested stock options or stock options that vest within 60 days of October 1, 2012.

(8) Includes 10,965 shares issuable upon the exercise of vested stock options.

(9) Represents 15,475 shares issuable upon the exercise of vested stock options or stock options that vest within 60 days of October 1, 2012.

(10) Includes 5,000 shares issuable upon the exercise of vested stock options.

(11) Includes 5,000 shares issuable upon the exercise of vested stock options.

(12) See footnotes (1) through (11) above, as applicable.

(13) Information with respect to each beneficial owner of 5% or more of a class of Peet's common stock is based on Schedules 13D or 13G filed by such beneficial owners with the SEC for the 2011 calendar year.

(14) The number of shares for Macquarie Group LTD includes 1,677,381 shares owned by Delaware Management Holdings Inc., and 5,200 shares owned by Macquarie Bank Limited. These shares are deemed beneficially owned due to Macquarie Group LTD's ownership of Macquarie Bank Limited, Delaware Management Holdings Inc., Delaware Management Business Trust, and Delaware Smid Cap Growth Fund.

(15) The number of shares for Franklin Resources, Inc. includes ("FRI") includes 1,248,890 shares owned by Franklin Advisers, Inc., 51,400 shares owned by Franklin Templeton Institutional, LLC, 43,456 shares owned by Franklin Templeton Portfolio Advisors, Inc. and 12,025 owned by Fiduciary Trust Company International. Charles B. Johnson and Rupert H. Johnson, Jr. own a controlling interest in FRI.

(16) The number of shares for GAMCO Investors, Inc. ("GPL") includes 321,600 shares owned by GAMCO Asset Management Inc., 279,800 shares owned by Gabelli Funds, LLC, 169,160 shares owned by Gabelli Securities, Inc. and 32,500 shares owned by Teton Advisors, Inc. Mario Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons. GBL and GGCP, Inc. are deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mario Gabelli.

ADVISORY VOTE ON COMPENSATION

BACKGROUND; SHAREHOLDER RESOLUTION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act and section 14A of the Exchange Act, when a company seeks shareholder approval in connection with its merger or acquisition, it is required to conduct a separate shareholder advisory vote on certain compensation arrangements between the company and its named executive officers. As a result, Peet's shareholders are entitled to vote to approve or disapprove, on an advisory basis, the compensation of the named executive officers of Peet's that is based on or otherwise relates to the Merger as disclosed in this proxy statement, which compensation is referred to in this proxy statement as the "merger-related compensation." The terms of the merger-related compensation are described in this proxy statement under "The Merger—Interests of Our Directors and Executive Officers in the Merger."

In accordance with the above requirements, Peet's is asking its shareholders to vote on the adoption of the following resolution:

> "RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Peet's in connection with the Merger, as disclosed in the Merger-Related Compensation table and narrative discussion as set forth in this proxy statement under "The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 35, is hereby APPROVED."

REQUIRED VOTE; BOARD RECOMMENDATION

The affirmative vote of the holders of a majority of the shares of Peet's common stock represented and voting either in person or by proxy at the Special Meeting and entitled to vote is required for approval of the proposal to approve, on an advisory basis, the merger-related compensation. Because the vote on this proposal is advisory, it will not be binding on the Company's board of directors. Thus, regardless of the outcome of this advisory vote, such compensation will be payable if the Merger is approved, subject only to other applicable conditions.

The advisory vote on the merger-related compensation is a vote separate and apart from the vote to adopt and approve the Merger Agreement. Accordingly, you may vote to approve, on an advisory basis, the merger-related compensation and vote against the proposal to adopt and approve the Merger Agreement; or you may vote against this proposal to approve, on an advisory basis, the merger-related compensation and vote to adopt and approve the Merger Agreement. Approval of this proposal to approve, on an advisory basis, the merger-related compensation is not a condition to the completion of the Merger, and the approval or failure of this proposal will have no impact on the completion of the Merger.

Abstentions and broker non-votes, if any, will be counted as present for the purpose of determining the presence of a quorum and abstentions will have the same effect as a vote against the proposal. Broker non-votes, if any, will have no effect in determining whether or not the proposal is approved.

Our board of directors recommends that you vote **"FOR"** the proposal to approve, on an advisory basis, the merger-related compensation as described in this proxy statement.

ADJOURNMENT OF THE SPECIAL MEETING

The Special Meeting may be adjourned without notice (other than the announcement of adjournment made at the Special Meeting), by approval of the holders of a majority of the shares of Peet's common stock present, in person or by proxy, and entitled to vote at the Special Meeting. We are soliciting proxies to grant the authority to vote in favor of adjournment of the Special Meeting, if necessary. In particular, authority is expected to be exercised if the purpose of the adjournment is to provide additional time to solicit votes in favor of adopting the Merger Agreement, and such adjournment is requested by the JAB group.

Abstentions and broker non-votes, if any, will be counted as present for the purpose of determining the presence of a quorum and abstentions will have the same effect as a vote against the proposal. Broker non-votes, if any, will have no effect in determining whether or not the proposal is approved.

Our board of directors recommends that you vote "**FOR**" the proposal to grant the authority to vote your shares to adjourn the meeting, if necessary, to provide additional time to solicit additional proxies.

Other Matters

Other Matters for Action at the Special Meeting

No business may be transacted at the Special Meeting other than the matters set forth in this proxy statement.

Shareholder Proposals

Our 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") was held on Friday, May 11, 2012 at 10:00 a.m., local time, at the Claremont Hotel & Spa, 41 Tunnel Road, Berkeley, California 94705.

Peet's will hold an Annual Meeting of Shareholders in 2013 (the "2013 Annual Meeting") only if the Merger is not completed. To be considered for inclusion in the proxy materials for the 2013 Annual Meeting, if any, your proposal must be submitted in writing by December 4, 2012 to the Corporate Secretary of Peet's Coffee & Tea, Inc. at 1400 Park Avenue, Emeryville, California 94608-3520.

If you wish to submit a proposal for consideration at the 2013 Annual Meeting but are not requesting that such proposal be included in the proxy materials for the 2013 Annual Meeting, or if you wish to nominate a person for election to our board of directors at the 2013 Annual Meeting, your notice of such a proposal or nomination must be submitted in writing and delivered to, or mailed and received at, the principal executive offices of the Company no more than 120 days nor less than 90 days before the one year anniversary of the 2012 Annual Meeting, provided that the 2013 Annual Meeting is held within 30 days of such anniversary. We currently anticipate that our 2013 Annual Meeting, if any, will be held within 30 days of May 11, 2013. Accordingly, any such proposal or nomination must be received by the Company no earlier than January 11, 2013 and no later than February 10, 2013, and should be delivered or mailed to: Corporate Secretary, Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520. Please note that if the date of the 2013 Annual Meeting, when scheduled, is more than 30 days before or after May 11, 2013 (the one year anniversary of the 2012 Annual Meeting) then your notice must be received no more than 90 days nor less than 60 days before the actual date of the 2013 Annual Meeting or, if later, 10 days following the day on which we publicly disclose the scheduled date of the 2013 Annual Meeting. In order to be properly submitted, your notice to the Corporate Secretary must contain specific information as required under the Company's bylaws. If you would like a copy of the Company's current Bylaws, please write to the Corporate Secretary at the address above.

Without limiting the advance notice provisions in the Company's Bylaws, which contain procedures that must be followed for a matter to be properly presented at an annual meeting, the proxy holders will have discretionary authority to vote all shares for which they hold proxies with respect to any shareholder proposal or nomination received after the deadline for such proposals or nominations set forth in our Bylaws. Such discretionary authority may be exercised to oppose a proposal or nomination made by a shareholder.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

Statements contained in this proxy statement, or in any document incorporated by reference in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows us to "incorporate by reference" into this proxy statement documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the Special Meeting (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

- Our Annual Report on Form 10-K for our fiscal year ended January 1, 2012 (filed on March 9, 2012);
- Our Quarterly Reports on Form 10-Q filed on May 4, 2012 and August 9, 2012; and
- Our Current Reports on Form 8-K filed on January 4, 2012, May 16, 2012 and July 24, 2012.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of reports, proxy statements or other information concerning us, without charge, by written or telephonic request directed to us at 1400 Park Avenue, Emeryville, California 94608, attention: Corporate Secretary, or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. Upon written or telephonic request as provided above, we will, within one business day of receiving such request, mail copies of any or all items incorporated by reference herein, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents, to the requesting party by first class mail or other equally prompt means.

The JAB group has supplied all information contained in this proxy statement relating to JAB and Merger Sub and we have supplied all information relating to Peet's.

* * *

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED OCTOBER 3, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. NEITHER THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS NOR THE ISSUANCE OF CASH IN THE MERGER CREATES ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

By and Among

PEET'S COFFEE & TEA, INC.,

JAB HOLDINGS BV

and

PANTHER MERGER CO.

Dated as of July 21, 2012

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TABLE OF CONTENTS

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF JAB AND MERGER SUB

ARTICLE VI

COVENANTS

ARTICLE VII

CONDITIONS

ARTICLE VIII

TERMINATION

ARTICLE IX

MISCELLANEOUS AND GENERAL

ANNEX A

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this "**Agreement**"), dated as of July 21, 2012, by and among Peet's Coffee & Tea, Inc., a Washington corporation (the "**Company**"), JAB Holdings BV, a Dutch Besloten Vennootschap met beperkte aansprakelijkheid ("**JAB**"), and Panther Merger Co., a Washington corporation and an Affiliate of JAB ("**Merger Sub**", the Company and Merger Sub sometimes being hereinafter collectively referred to as the "**Constituent Corporations**").

RECITALS

WHEREAS, the respective boards of directors of each of JAB, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company with the Company as the surviving entity (the "**Merger**") upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company's shareholders and has resolved to recommend the approval and adoption of this Agreement, and the transactions contemplated hereby, including the Merger, to the Company's shareholders;

WHEREAS, the Company, JAB and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Washington Business Corporation Act (the "**WBCA**"), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger under the WBCA (sometimes hereinafter referred to as the "**Surviving Corporation**").

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and JAB, the closing for the Merger (the "**Closing**") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, at 9:00 A.M. (Eastern Time) on the third (3rd) business day (the "**Closing Date**") following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied only at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other place or on such other date and time as JAB and the Company may mutually agree. For purposes of this Agreement, the term "**business day**" shall mean any day, ending at 11:59 P.M. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.

1.3 Effective Time. Concurrently with the Closing, the Company and JAB will cause articles of merger (the "**Articles of Merger**") to be filed with the Secretary of State of the State of Washington in such form as required by, and executed in accordance with, the relevant provisions of the WBCA (the date and time of the filing of the Articles of Merger with the Secretary of State of the State of Washington, or such later time as is specified in the Articles of Merger and as is agreed to by the Company and JAB in writing, being the "**Effective Time**").

ARTICLE II

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

2.1 Articles of Incorporation. At the Effective Time, the Amended and Restated Articles of Incorporation of the Company shall be amended in their entirety to read the same as the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Peet's Coffee & Tea, Inc." and as so amended shall be the articles of incorporation of the Surviving Corporation (the "**Charter**"), until thereafter amended as provided therein or in accordance with applicable Law.

2.2 The Bylaws. At the Effective Time, the Amended and Restated Bylaws of the Company shall be amended in their entirety to read the same as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation (the "**Bylaws**"), until thereafter amended as provided therein or in accordance with applicable Law.

2.3 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.4 Officers. The officers of the Company (other than such officers who JAB and the Company mutually determine shall not remain officers of the Surviving Corporation) immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each share of common stock, no par value, of the Company (a "**Share**" or, collectively, the "**Shares**") issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by JAB, Merger Sub or any other Affiliate of JAB that is directly or indirectly wholly owned by the ultimate parent of JAB, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (including Shares held in the Company's treasury) and (iii) any Shares the holder of which (A) has not voted in favor of the Merger or consented thereto in writing, (B) has demanded its rights to be paid the fair value of such Shares in accordance with Section 23B.13 of the WBCA and (C) has not effectively withdrawn or lost its rights to be paid the fair value of such Shares ("**Dissenting Shares**") (each of such Shares described in clauses (i), (ii) and (iii), an "**Excluded Share**" and collectively, the "**Excluded Shares**") shall automatically be converted into the right to receive $73.50 in cash per Share, without interest (the "**Per Share Merger Consideration**"). At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and thereafter any Shares represented by a certificate (a "**Certificate**") or non-certificated Shares represented by book-entry ("**Book-Entry Shares**") (in each case, other than Excluded Shares) shall represent only the right to receive the Per Share Merger Consideration.

(b) Treatment of Excluded Shares. Each Excluded Share shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding and automatically be cancelled without payment of any consideration therefor, subject to any rights the holder thereof may have under Section 3.2.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

3.2 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, no Dissenting Shares shall be converted into or represent a right to receive the Per Share Merger Consideration. By virtue of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 23B.13 of the WBCA. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder, member or equity owner of the Surviving Corporation.

(b) Notwithstanding the provisions of this Section 3.2, if any holder of Shares for which such holder has demanded dissenters' rights shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent or its dissenters' rights, then, as of the later of the Effective Time and the occurrence of such event, such holder's Shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration, without any interest thereon and subject to any applicable withholding Taxes specified in Section 3.3(f).

(c) The Company shall give JAB (i) prompt written notice of any notice received by the Company of any shareholder's intent to demand the fair value of any Shares, any demand received by the Company for payment of the fair value of any Shares, withdrawals of such demands, and any other instruments served pursuant to Section 23B.13 of the WBCA and received by the Company which relate to any such demand for dissenters' rights and (ii) the opportunity to reasonably participate in negotiations and proceedings with respect to demands for dissenters' rights under Section 23B.13 of the WBCA. Unless required by applicable Law or Order, the Company will not, except with the prior written consent of JAB, make any payment with respect to demands for dissenters' rights or offer to settle or settle any such demands.

3.3 Exchange of Certificates.

(a) Paying Agent. At the Effective Time, JAB shall deposit, or shall cause to be deposited, with a paying agent (which shall be a reputable bank or trust company) selected by JAB (the "**Paying Agent**"), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 3.1(a) (such cash being hereinafter referred to as the "**Exchange Fund**"). The Exchange Fund shall not be used for any other purpose. The Paying Agent shall invest the Exchange Fund as directed by JAB; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to JAB.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) business days thereafter) the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (or, in the case of "street-holders," deliver to the Depository Trust Company) immediately prior to the Effective Time (other than holders of Excluded Shares) (i) a letter of transmittal in customary form, reasonably acceptable to the parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.3(e)) or Book-Entry Shares to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.3(e)) or Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.3(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall solely be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.3(e)) or Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check or wire (pursuant to instructions set forth in the letter of transmittal) for any cash to be exchanged upon due surrender of the Certificate or Book-Entry Shares may be issued to such transferee if the Certificate or Book-Entry Shares formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Shares are presented to the Surviving Corporation, JAB or the Paying Agent for transfer, such Certificates or Book-Entry Shares shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article III.

(d) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.3(e) below) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, JAB, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount delivered to any Governmental Entity pursuant to and in compliance with applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term "**Person**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by JAB, the posting by such Person of a bond in such reasonable amount and upon such reasonable terms as may be required by JAB as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check or wire (pursuant to instructions set forth in the letter of transmittal) in the amount (after giving effect to any required Tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) FIRPTA; Withholding Rights. Not more than thirty (30) days prior to Closing, the Company shall deliver to JAB a certificate, substantially in the form provided for in Sections 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations, establishing that the Company is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and has not been such a United States real property holding corporation within the five (5) year period ending on the Closing Date, and a copy of notice provided to the Internal Revenue Service ("**IRS**") in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury regulations. Each of JAB, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by JAB, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by JAB, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by JAB, the Surviving Corporation or the Paying Agent, as the case may be.

(g) No Further Ownership Rights in Shares. The Per Share Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or to such Book-Entry Shares.

3.4 Treatment of Stock Plans.

(a) Treatment of Options. Prior to, and effective as of, the Effective Time, the Company shall take all necessary action to accelerate the vesting of each outstanding option to purchase Shares under the Stock Plans (each, a "**Company Option**"), that is outstanding as of immediately prior to the Effective Time in accordance with the terms of the Stock Plans. At the Effective Time, each outstanding Company Option, vested or unvested, shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.3(f). In the event that the exercise price per Share under any Company Option, as adjusted, is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled as of the Effective Time without payment therefore and shall have no further force or effect.

(b) Treatment of Other Awards Under Stock Plans. At the Effective Time, each outstanding award of a right (other than awards of Company Options) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (a "**Share Unit**") issued under the Stock Plans that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted automatically into the right to receive, as promptly as reasonably practicable following the Effective Time, a cash payment equal to the product of (x) the number of Shares subject to such Share Unit and (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.3(f). At the Effective Time, each holder of a Share Unit shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in accordance with this Section 3.4(b).

(c) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 3.4(a) and 3.4(b). The Company shall take all actions necessary to ensure that from and after the Effective Time neither JAB nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or otherwise.

(d) Termination of Employee Stock Purchase Plan. The Company shall terminate the Amended and Restated 2000 Employee Stock Purchase Plan prior to the Effective Time and shall not permit any new offering period to begin after the date of this Agreement and prior to the Effective Time.

3.5 Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to provide to JAB and the holders of Shares the same economic effect as contemplated by Article III of this Agreement prior to such change; provided that nothing in this Section 3.5 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the corresponding sections or subsections of the disclosure schedule delivered to JAB by the Company prior to entering into this Agreement (the "**Company Disclosure Schedule**") (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any section or subsection to which the relevance of such item is reasonably apparent on its face other than with respect to Section 4.6(a), which shall not be subject to or qualified by the information set forth in any other section or subsection of the Company Disclosure Schedule other than Section 4.6(a) thereof, whether by cross reference or otherwise) or (ii) other than with respect to Sections 4.1, 4.2(a), 4.2(b) (the first sentence thereof) and 4.3 and, as further limited by clause (B) below, 4.6(a)), (A) disclosed in the Company Reports filed with the Securities and Exchange Commission (the "**SEC**") at least two (2) business days prior to the date of this Agreement, the relevance of which disclosure is reasonably apparent in the Company Reports and (B) with respect to Section 4.6(a), only to the extent any such Company Report was filed since January 1, 2012 (excluding, in the case of this clause (ii), any disclosures set forth in any section entitled "Risk Factors" or "Cautionary Statement Relevant to Forward Looking Statements" or in any other section to the extent they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature), the Company hereby represents and warrants to JAB and Merger Sub that:

4.1 Organization and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power or authority, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. The Company has made available to JAB complete and correct copies of the Company's articles of incorporation and bylaws, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any provisions of its respective certificate of organization, bylaws or similar governing documents. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of the Company's Subsidiaries and each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term (i) "**Subsidiary**" means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; and (ii) "**Material Adverse Effect**" means any change, state of facts, circumstance, event or development that has a material adverse effect on (a) the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole provided, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect: (A) effects resulting from changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations or sources material supplies or that are the result of acts of war or terrorism; (B) effects resulting from changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, including changes in raw material costs; (C) effects resulting from changes in United States generally accepted accounting principles ("**GAAP**") or rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of applicable Law; (D) effects resulting from (i) any failure by the Company to meet any estimates of revenues or earnings by the Company or analysts or (ii) change in the market value or trading volume of Shares for any period ending on or after the date of this Agreement; (E) effects directly resulting from the public announcement or pendency of the transactions contemplated by this Agreement; (F) any effect relating to fluctuations in the value of any currency; and (G) any effect relating to any action taken by the Company with JAB's consent or contemplated expressly by the Agreement; provided, further, that the exception in clause (D) shall not prevent or otherwise affect any change, effect, circumstance or development underlying such failure from being taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur; provided, further, that, with respect to clauses (A), (B) and (C), effects resulting from any change, event, circumstance or development that (i) primarily relates to (or has the effect of primarily relating to) the Company and its Subsidiaries or (ii) have had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the Company's geographic markets in the segment of the industry in which the Company and its Subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or is reasonably likely to occur) or (b) the ability of the Company to consummate the transactions contemplated by this Agreement.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 60,000,000 shares comprising (i) 50,000,000 Shares and (ii) 10,000,000 shares of preferred stock, no par value (the "**Preferred Shares**"). As of the date of this Agreement, (i) 13,174,616 Shares are issued and outstanding, (ii) (A) 371,526 Shares are reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Company Options under the Company's Amended and Restated 2010 Equity Incentive Plan, (B) 524,737 Shares are reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Company Options under the Company's Amended and Restated 2000 Equity Incentive Plan, (C) 6,987 Shares are estimated to be subject to outstanding rights under the Company's Amended and Restated 2000 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Market ("**NASDAQ**") on the purchase date for the current offering period was equal to the Per Share Merger Consideration) and (D) 151,515 Shares are reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Company Options under the Company's Amended and Restated 2000 Non- Employee Director Stock Option Plan (collectively, the "**Stock Plans**"), (iii) an aggregate of 35,773 Shares were subject to or otherwise deliverable (including in the form of cash equal to or based on the value of Shares) in connection with outstanding Share Units issued pursuant to the Company's Amended and Restated 2010 Equity Incentive Plan, and (iv) no Preferred Shares or restricted Shares were outstanding. Section 4.2(a) of the Company Disclosure Schedule contains a correct and complete list of Company Options and Share Units, including the holder, date of grant, term, number of Shares underlying such security and, where applicable, exercise price and vesting schedule. All of the issued and outstanding Shares are, and all Shares that may be issued pursuant to the exercise of the Company Options will be, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or similar rights. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote ("**Voting Debt**") with the shareholders of the Company on any matter.

(b) Except as set forth in Section 4.2(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, redeem, acquire, or sell any shares of capital stock or other securities of the Company or any of its

Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights (or other economic or voting rights equivalent to an equity interest) are authorized, issued or outstanding. There are no shareholders agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock or other securities of the Company or any of its Subsidiaries or granting to any person or group of persons the right to elect, or to designate or nominate for election, a member of the board of directors of the Company or any of its Subsidiaries. The Company is not party to any agreement granting registration rights to any Person.

(c) Section 4.2(c) of the Company Disclosure Schedule sets forth (i) each of the Company's Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company's or its Subsidiaries' capital stock, equity interest or other direct or indirect ownership interest in any other Person (other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Person). Each of the outstanding shares of capital stock or other equity interests of each of the Company's Subsidiaries and each share of capital stock or other equity interests set forth on Section 4.2(c)(ii) of the Company Disclosure Schedule, are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a "**Lien**"). The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by JAB under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**") in connection with the transactions contemplated hereby.

(d) Each Company Option (i) has an exercise price per Share equal to or greater than the fair market value of a Share on the effective date of such grant, (ii) has a grant date identical to the grant date approved by the Company's board of directors or compensation committee, which is either the date on which the Company Option was awarded or a later date specified by the Company's board of directors or compensation committee, and (iii) complies with, or is exempt from, Section 409A of the Code.

(e) As of the date of this Agreement, (i) the Company and its Subsidiaries have no material indebtedness for borrowed money and (ii) there are no outstanding material letters of credit, bankers' acceptance financing or similar instruments issued for the benefit of the Company or any of its Subsidiaries.

4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than (i) the affirmative vote of the holders of not less than a majority of all outstanding Shares entitled to vote generally in the election of the directors of the Company (the "**Requisite Company Vote**") and (ii) the filing with the Secretary of State of the State of Washington of the Articles of Merger as required by the WBCA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by JAB and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the "**Bankruptcy and Equity Exception**"). The Requisite Company Vote is the only vote of any class or series of the Company's share capital or other securities necessary to approve or adopt this Agreement and the transactions contemplated hereby, including the Merger.

(b) The board of directors of the Company has (i) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby in accordance with the WBCA and resolved to recommend approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, to the holders of Shares (the "**Company Recommendation**"), (ii) directed that this Agreement and the Merger be submitted to the holders of Shares for their adoption and approval and (iii) received the opinion of its financial advisor, Citigroup Global Markets Inc., to the effect that, as of the date of the opinion, and subject to the assumptions and qualifications set forth therein, the Per Share Merger Consideration is fair from a financial point of view to such holders (other than JAB and its Subsidiaries) of Shares, a copy of which opinion will be delivered to JAB, solely for informational purposes, as promptly as practicable following the execution of this Agreement.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) No notices, reports, filings consents, waivers, registrations, approvals, orders, permits or authorizations (each an "**Approval**") are, as applicable required to be made or obtained by the Company from, any federal, state, local, multinational or foreign governmental, administrative or regulatory (including stock exchange) authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a "**Governmental Entity**"), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the HSR Act, (B) under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including filing of the Proxy Statement), (C) under applicable requirements of NASDAQ or (D) under applicable Antitrust Laws and (ii) such other Approvals which the failure to make or obtain, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) assuming that the Approvals referred to in Section 4.4(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of, any Law to which the Company or any of its Subsidiaries is subject, or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, in each case, pursuant to any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect.

4.5 Company Reports; Financial Statements; No Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or the Securities Act of 1933, as amended (the "**Securities Act**"), since January 1, 2011 (the "**Applicable Date**") (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the "**Company Reports**"). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. Each of the Company Reports, as of the respective date of its filing or being furnished complied (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the

Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates of filing (and, in the case of any Company Report that is a registration statement, as of its effective date) (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Section 13(k)(2) and Section 13(k)(3) thereof or the rules of the SEC, since January 1, 2010, neither the Company nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer or director of the Company or any of their respective Affiliates. For purposes of this Agreement, the term "**Affiliate**" when used with respect to any party shall mean any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act.

(c) Neither the Company nor any of the Company's Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the Securities Act)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the Company Financial Statements, or (ii) any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it is required to file or submit, or files or submits, under the Securities Act and the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company's auditors and the audit committee of the Company's board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and has identified for the Company's auditors and audit committee of the Company's board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

(e) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) (the "**Company Financial Statements**") (i) complies in all material respects with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act, (ii) has been prepared in accordance with GAAP applied, in all material respects, on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (iii) fairly presents, or, in the case of any Company Financial Statements filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since January 1, 2009 was accompanied by the certificates required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certificate, such certificate was true and accurate and complied in all material respects with the Sarbanes-Oxley Act.

(f) Since January 2, 2010 through the date of this Agreement, to the knowledge of the Company (i) neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor or accountant of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the board of directors of the Company or any committee thereof or to any director or officer of the Company any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2010, by the Company or any of its officers, directors, employees or agents. As of the date of this Agreement, to the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

(g) There are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to any of the Company Reports. To the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC.

(h) There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent required to be disclosed on a balance sheet prepared in accordance with GAAP, except for (i) liabilities or obligations disclosed and provided for in the balance sheets for the fiscal year ended January 1, 2012 or for the quarter ended April 1, 2012 (the "**Balance Sheet Date**") that are included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred pursuant to the terms of this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since January 1, 2012, (iv) liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) provided or made available to JAB prior to the date of this Agreement, and (v) liabilities or obligations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

4.6 Absence of Certain Changes. From January 1, 2012 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses or in order to effectuate the terms of this Agreement and there has not been:

(a) any change, state of facts, circumstance, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(c) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) (i) any material increase in the compensation or benefits payable or to become payable to officers of the Company or any of its Subsidiaries (except for increases in the ordinary course of business or the payment of accrued or earned but unpaid bonuses, including but not limited to newly hired employees, promotions or as required by applicable Law), (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, change-in-control, severance or other plan, trust, fund or policy in each case maintained or sponsored by the Company, any Subsidiary or any ERISA Affiliate for the benefit of any director, officer or non-officer employee (with the exception of any establishment, adoption, entry into or amendment of any compensation, employment, termination or severance plan or policy for non-officer employees), except to the extent required by applicable Law or (iii) any amendment of any Company Benefit Plan except as required by applicable Law and except with respect to any compensation, employment, termination or severance plan or policy for non-officer employees; any release, assignment, compromise, discharge, waiver, settlement or satisfaction of any Action or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount in excess of $250,000 or providing for any relief other than monetary relief;

(e) any material Tax election made or revoked by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries;

(f) any material change in tax accounting principles by the Company or any of its Subsidiaries, except insofar as may have been required by applicable Law; or

(g) any agreement to do any of the foregoing.

As used in this Agreement, the term "**knowledge**" when used in the phrases "to the knowledge of the Company," "the Company's knowledge," "of which the Company has knowledge" or "the Company has no knowledge" shall mean the actual knowledge of the individuals listed in Section 4.6 of the Company Disclosure Schedule, after such individual has made (or is deemed to have made) reasonable inquiry, it being understood and agreed that discussions with direct reports and a review of one's files shall constitute reasonable inquiry.

4.7 Litigation. There are no civil, criminal or administrative actions, suits, claims, oppositions, disputes, litigations, objections, hearings, arbitrations, mediations, investigations, audit, complaint, charge, governmental inquiry or other proceedings, in each case, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel ("**Actions**") pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Entity, which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement ("**Judgment**") of any Governmental Entity which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

4.8 Employee Benefits.

(a) Section 4.8(a) of the Company Disclosure Schedule contains a true and complete list of each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, any Subsidiary, or any trade or business, whether or not incorporated, that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA (an "**ERISA Affiliate**") for the benefit of any employee or former employee of the Company or any Subsidiary or any current or former director of the Company (collectively, together with each employment, termination or severance agreement to which the Company or any of its Subsidiaries is a party, the "**Company Benefit Plans**"), in each case, other than any employment, termination or severance agreement for non-officer employees of the Company and its Subsidiaries and equity grant notices, and related documentation, with respect to employees of the Company and its Subsidiaries. Each of the Company Benefit Plans that is subject to section 302 or Title IV of ERISA or section 412 of the Code is hereinafter referred to in this Section 4.8 as a "**Title IV Plan**." With respect to each Company Benefit Plan, the Company has made available to JAB a true and complete copy of each Company Benefit Plan and a true and complete copy of the following items with respect to each Company Benefit Plan listed on Section 4.8(a) of the Company Disclosure Schedule (in each case, only if applicable): (i) each trust or other funding arrangement; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on the IRS Form 5500; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the most recently received IRS determination letter (or opinion letter, if applicable).

(b) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code, except as could not otherwise be reasonably likely to result in a Material Adverse Effect.

(i) With respect to each Company Benefit Plan intended to be "qualified" within the meaning of section 401(a) of the Code, (A) each such Company Benefit Plan has received a favorable determination letter (or opinion letter, if applicable) from the IRS with respect to its qualification, (B) the trusts maintained thereunder are intended to be exempt from taxation under section 501(a) of the Code, and (C) to the knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(ii) No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). No Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the date hereof.

(iii) No Company Benefit Plan (including for this purpose, any employee benefit plan described in ERISA section 3(3) that the Company, any Subsidiary or any ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the date hereof) is (A) a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or (B) a "multiple employer plan" (within the meaning of Section 413(c) of the Code).

(iv) To the knowledge of the Company, there are no material pending claims against the Company or any of its Subsidiaries with respect to any Company Benefit Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Benefit Plan (other than routine claims for benefits).

(v) There are no Company Benefit Plans established or maintained outside of the United States primarily for the benefit of individuals residing outside of the United States.

(vi) Except as set forth on Section 4.8(b)(vi) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or other termination of service, other than (A) coverage mandated solely by applicable Law, including the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any state equivalent, (B) death benefits or retirement benefits under any "employee pension benefit plan" (as defined in section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of the Company or (D) benefits, the full costs of which are borne by the participant or his or her beneficiary.

(vii) Each Company Benefit Plan that is a "nonqualified deferred compensation plan" (as defined for purposes of section 409A(d)(1) of the Code) that is not exempt from section 409A of the Code has in all material respects (A) been maintained and operated since January 1, 2005 in good faith compliance with section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under section 409A and, as to any such plan in existence prior to January 1, 2005, has not been "materially modified" (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and (B) since January 1, 2009, been in documentary and operational compliance with section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(viii) Except as set forth on Section 4.8(b)(viii) of the Company Disclosure Schedule or as required pursuant to applicable Law, this Agreement or the terms of a Company Benefit Plan set forth on Section 4.8(a) of the Company Disclosure Schedule that has been made available to JAB prior to the date hereof, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, or director. Except as set forth in Section 4.8(b)(viii) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate is party to any contract or arrangement that could result, separately or in the aggregate, in the payment to any current or former employee, consultant or director of the Company or any ERISA Affiliate of any "excess parachute payments" within the meaning of section 280G of the Code in connection with the execution of this Agreement and the consummation of the Merger.

4.9 Compliance with Laws; Permits.

(a) Since January 1, 2010, the businesses of each of the Company and its Subsidiaries (including the ownership and maintenance of all its assets, including the Owned Real Property) have not been conducted in violation of any federal, state, local, municipal, multinational or foreign law, statute, constitution or ordinance, common law, or any rule, regulation, directive, treaty, policy, standard, Judgment or agency requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, "**Laws**"), except for violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their assets is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. As of the date of this Agreement, no change is required in the Company's or in any of its Subsidiaries' processes, properties, assets or procedures in connection with any applicable Laws, except such changes that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, and, since January 1, 2010, the Company has not received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the "**Company**

Permits"), except for such failures that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. Since January 1, 2010, the Company has not received any written notice or, to the knowledge of the Company, other communication of any material noncompliance with any material Permit that has not been cured as of the date of this Agreement.

(b) Neither the Company nor any director, officer other employee or agent of the Company has violated any provision of the Foreign Corrupt Practice Act of 1977, as amended, or any similar foreign Law.

(c) Since January 1, 2010, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to the Foreign Corrupt Practice Act of 1977, as amended, or any similar Law.

4.10 Material Contracts.

(a) Except for this Agreement and except for any agreement, contract, note, mortgage, indenture, arrangement or other binding obligation or binding understanding (other than any invoice, pricing sheet, bid or quotation) (each, a "**Contract**") filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract (or group of related Contracts with the same Person or its Affiliates) involving (A) the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $750,000 in any calendar year, except for Contracts related to the purchase of raw materials or inventory in the ordinary course of business or (B) future payments of more than $500,000 in any calendar year that are conditioned, in whole or in part, on a change in control of the Company or any of its Subsidiaries;

(iii) any Contract relating to indebtedness for borrowed money in excess of $500,000 or mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company or its Subsidiaries, restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or providing for the guaranty of indebtedness for borrowed money of any Person in excess of $500,000;

(iv) any Contract that contains a put, call right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

(v) other than with respect to any wholly owned Subsidiary of the Company, any partnership, limited liability company, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or strategic alliance that is material to the Company or any of its Subsidiaries, or in which the Company owns more than a five percent (5%) voting or economic interest;

(vi) any Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding Shares pursuant to which the Company has continuing obligations, in each case, other than any such Contract that is terminable "at will" (or following a notice period imposed by applicable law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit;

(vii) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has ongoing obligations to not acquire assets or securities of the other party or any of its Affiliates and, to the extent not entered into in the ordinary course of business or in connection with a commercial Contract, any Contract under which the Company or any of its Subsidiaries has material ongoing indemnification obligations;

(viii) any Contract that would or would be reasonably expected to prevent or materially impede the Company's ability to consummate the Merger or the other transactions contemplated hereby, other than those Approvals set forth in Section 4.10(a)(viii) of the Company Disclosure Schedule;

(ix) any non-competition Contract or other Contract that (A) limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, JAB or its Subsidiaries, (C) grants "most favored nation" status or is a "requirements" Contract that, following the Merger, would apply to JAB or any of its Subsidiaries, including the Company and its Subsidiaries, (D) grants to any third Person any material exclusive supply or distribution agreement or other similar material exclusive rights or (E) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Owned Company IP, other than limitations on enforcement arising from non-exclusive licenses of Owned Company IP entered into in the ordinary course of business;

(x) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business;

(xi) any Contract pursuant to which (A) the Company or any of its Subsidiaries uses Intellectual Property owned by a third party (other than (1) software license agreements for any third-party commercially available software, (2) agreements between the Company or any of its Subsidiaries, on the one hand, and their employees or consultants, on the other hand, entered into in the ordinary course of business, (3) non-exclusive in-bound licenses entered into in the ordinary course of business), (B) a third party uses Intellectual Property owned by the Company or any of its Subsidiaries (other than non-material non-exclusive out-bound licenses entered into in the ordinary course of business) or (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the use or registration by a third party, or a third party consents to the use or registration by the Company or any of its Subsidiaries, of the Trademark "PEET'S" or any similar Trademark;

(xii) any Contract that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or capital stock (other than acquisitions or dispositions of inventory and raw materials in the ordinary course of business consistent with past practice) (A) for aggregate consideration under such Contract in excess of $500,000 or (B) pursuant to which the Company or its Subsidiaries has continuing "earn-out" or other contingent payment obligations;

(xiii) any Collective Bargaining Agreement;

(xiv) any Contract relating to any Action or Judgment, in each case, individually in excess of $500,000, under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries; and

(xv) any Contract to which any Principal Supplier or Principal Customer is a party, in each case that has a term of more than 60 days and that may not be terminated by the Company or any of its Subsidiaries (without penalty) within 60 days after the delivery of a termination notice, other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business.

Each such Contract described in clauses (i) through (xv) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a "**Material Contract**".

(b) A complete copy of each Material Contract has been made available to JAB prior to the date hereof. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company oral, notice of termination or breach (which has not been cured) with respect to, and, to the knowledge of the Company, no party has threatened to terminate, any Material Contract.

(c) Following the execution of this Agreement, no Person will be bound by any standstill or similar provision in any Contract that would prohibit or otherwise restrict such Person from submitting an unsolicited Acquisition Proposal to the Company or its Subsidiaries.

4.11 Properties. Section 4.11 of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all Owned Real Property and Leased Real Property other than immaterial Leased Real Property that is not used for retail stores

(a) Except as set forth in Section 4.11(a) of the Company Disclosure Schedule and except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, with respect to the parcels of real property owned in fee by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon, together with all rights of way, easements, privileges and appurtenances pertaining or belonging thereto, including any right, title and interest of the Company or any of its Subsidiaries in and to any street or other property adjoining any portion of such property (the "**Owned Real Property**"): (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of all Encumbrances; (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, and no other Person has any right to use any portion of the Owned Real Property; and (iii) there are no pending, or to the knowledge of the Company, threatened, condemnation proceedings with respect to any of the Owned Real Properties.

(b) With respect to the real property leased, subleased or licensed to the Company or its Subsidiaries (the "**Leased Real Property**"), except as set forth in Section 4.11(b) of the Company Disclosure Schedule: (i) the lease, sublease or license for such property (each, a "**Company Lease**") is valid, legally binding, enforceable and in full force and effect, (ii) all payments required to have been made under each Company Lease by the Company or any of its Subsidiaries have been made in all material respects, (iii) none of the Company or any of its Subsidiaries is in material breach of or default under any Company Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent or materially impair the consummation of the transactions contemplated by this Agreement and (iv) the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in, with or without notice, lapse of time or both, a material breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or material default under, the payment of additional material fees, the creation, change or acceleration of any material rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, in each case, pursuant to any Company Lease, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that, individually or in the aggregate, are not material to the business of the Company and its Subsidiaries.

(c) For purposes of this Section 4.11 only, "**Encumbrance**" means any Lien, mortgage, easement, imperfection of title, title exception, title defect, or encumbrance of any kind in respect of such asset but specifically excludes (the following, "**Permitted Encumbrances**"): (i) specified encumbrances described in Section 4.11(c) of the Company Disclosure Schedule; (ii) encumbrances for current Taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP; (iii) mechanics', carriers', workmen's, repairmen's or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company's consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement or incurred or arising after the Balance Sheet Date in the ordinary course of business; (iv) defects, imperfections or irregularities in title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use of or value of the applicable property owned, leased, used or held for use by the Company and any of its Subsidiaries; (v) statutory, common law or contractual liens of landlords for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and (vi) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

4.12 Proxy Statement. None of the information that the Company will include in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, the "**Proxy Statement**") will, at the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the date it is first mailed to shareholders and at the time of the Shareholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by JAB or Merger Sub or any of their respective Affiliates or Representatives specifically for inclusion in the Proxy Statement.

4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect: (a) the Company and its Subsidiaries are in compliance, and have complied at all times with all applicable Environmental Laws; (b) no property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law; and (d) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term "**Environmental Law**" means any federal, state or local statute, Law, regulation, order, decree, permit or authorization relating to: (i) the protection of health and safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. As used herein, the term "**Hazardous Substance**" means any substance that is: (A) listed, classified, regulated or defined pursuant to any Environmental Law or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

4.14 Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes whether or not shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith for which adequate reserves under GAAP have been established; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the Company, any unresolved questions or claims concerning the Company's or any of its Subsidiaries' Tax liability that, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to JAB true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended in December 27, 2009 and January 3, 2010. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before January 1, 2012 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement. Neither Company nor any of its Subsidiaries has engaged in any transaction that is the same as, or substantially similar to, a transaction which is a "reportable transaction" for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a "listed transaction" for purposes of 1.6011-4(b)(2)). Neither the Company nor any of Subsidiaries has engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) of the Code or any comparable provision of state, foreign or local law. Neither the Company nor any of its Subsidiaries has participated in any "tax amnesty" or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax.

As used in this Agreement, (i) the term "**Tax**" (including, with correlative meaning, the term "**Taxes**") includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) the term "**Tax Return**" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

4.15 Labor Matters. Except as set forth in Section 4.15 of the Company Disclosure Schedule:

(a) (i) The Company and its Subsidiaries are not a party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, trade union or labor organization (collectively, a "**Collective Bargaining Agreement**"); (ii) there are no Collective Bargaining Agreements that pertain to any of the employees of the Company or its Subsidiaries, and no employees of the Company or its Subsidiaries are represented by any labor union, trade union or labor organization with respect to their employment with the Company or its Subsidiaries; (iii) since January 1, 2010, no labor union, trade union, labor organization or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) the Company has no knowledge of any organizing activities with respect to any employees of the Company or its Subsidiaries; (v) since January 1, 2010, there has been no actual, or to the knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or its Subsidiaries; and (vi) since January 1, 2010, to the knowledge of the Company, neither the Company nor its Subsidiaries nor any of their employees, agents or representatives, has committed any material unfair labor practice as defined in the National Labor Relations Act.

(b) The Company and its Subsidiaries: (i) are not in violation of any Law pertaining to labor, employment or employment practices including, but not limited to, all Laws regarding health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, employee leave issues, unemployment insurance and workers' compensation, or (ii) are not, and have not been since January 1, 2010, a party to any material Action alleging a violation of any Law pertaining to labor, employment or employment practices, nor, to the knowledge of the Company, is any such material Action pending or threatened, except for violations or Actions that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

(c) The Company and its Subsidiaries: (i) have taken reasonable steps to properly classify and treat all of their employees and independent contractors, (ii) have taken reasonable steps to properly classify and treat all of their employees as "exempt" or "nonexempt" from overtime requirements under applicable Law, (iii) are not delinquent in any material payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid, (iv) have withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees; and (v) are not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company and its Subsidiaries do not have direct or indirect material liability as a result of any misclassification of any Person as an independent contractor rather than as an employee.

(d) To the knowledge of the Company, since January 1, 2010, none of the Company or any of its Subsidiaries has received written notice from a third party alleging or claiming that any employee or former employee of the Company or its Subsidiaries is in violation of any term of any third party employment agreement, nondisclosure agreement, common law nondisclosure obligation or non-competition agreement.

(e) As of the date of this Agreement, the Company and its Subsidiaries have no knowledge that any current employee of the Company or its Subsidiaries with an annual base salary exceeding $200,000 in the aggregate intends to terminate his or her employment.

(f) The Company and its Subsidiaries are and have been in compliance in all material respects with all notice and other requirements under the WARN Act. In the eighteen (18) months prior to the date hereof, the Company and its Subsidiaries have not (A) effectuated a "plant closing" (as defined in the WARN Act), (B) effectuated a "mass layoff" (as defined in the U.S. Worker Adjustment and Retraining Notification Act and any similar state or local Law relating to plant closings or layoffs (collectively, the "**Warn Act**"), or (C) undertaken any other similar action requiring notice.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property and material unregistered Trademarks owned by the Company and its Subsidiaries. The Company and its Subsidiaries own free and clear of all Liens (other than Permitted Encumbrances) all the Intellectual Property that is owned or purported to be owned by the Company and its Subsidiaries (the "**Owned Company IP**") or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the "**Company IP**"). All of the Owned Company IP is valid and enforceable in the applicable jurisdiction.

(b) The conduct of the businesses of the Company and each of its Subsidiaries does not infringe, dilute, misappropriate or otherwise violate any material Intellectual Property rights of any third party. To the knowledge of the Company, as of the date hereof, no third party is infringing, diluting, misappropriating or otherwise violating any material Owned Company IP.

(c) There are no material Actions or Judgments pending that have been served, or, to the knowledge of the Company, filed but not served or threatened, that seek to cancel, limit or challenge the ownership, validity, registerability, enforceability, or use of or right to use any Owned Company IP.

(d) The Company and its Subsidiaries take reasonable measures to maintain, preserve, police and protect the Owned Company IP, including the confidentiality of all owned Trade Secrets, and to the Company's knowledge, no material owned Trade Secrets have been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements.

(e) The Company and its Subsidiaries have policies in place requiring employees who develop Intellectual Property on behalf of the Company and its Subsidiaries to assign such Intellectual Property to the Company or its Subsidiaries. To the knowledge of the Company, the Company and its Subsidiaries have obtained assignments of all Intellectual Property on behalf of the Company and its Subsidiaries by employees who develop Intellectual Property on behalf of the Company and its Subsidiaries.

For purposes of this Agreement: "**Intellectual Property**" means all foreign, multinational and domestic (i) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby (collectively, "**Trademarks**"); (ii) patents, inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how, (including processes, technology, research, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, "**Trade Secrets**"); (iv) copyrights and works of authorship in any media (including Software and all documentation related thereto, Internet site content, advertising and marketing materials and art work); (v) all other intellectual property or proprietary rights; and (vi) all disclosures, applications and registrations, extensions, substitutions, modifications, renewals, divisionals, continuations, continuations-in-part, reissues, re-examinations, restorations and reversions related to any of the foregoing; "**Registered**" means issued by, filed with, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar; and "**Software**" means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

4.17 Insurance. Each material fire and casualty, earthquake, flood, general liability, business interruption, product liability, and other insurance policies maintained by the Company or any of its Subsidiaries ("**Insurance Policies**") is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. As of the date hereof, there is no claim in excess of $1,000,000 pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Insurance Policy (provided, that a reservation right by the underwriters of such Insurance Policy shall not constitute a denial or dispute for purposes of this representation) and there has been no threatened termination of any such Insurance Policy during the two (2) years preceding the date of this Agreement, which Insurance Policies cannot be replaced in the ordinary course of business. Since January 1, 2012, no notice of cancellation of any Insurance Policy has been received, which Insurance Policy cannot be replaced in the ordinary course of business consistent with past practices.

4.18 Suppliers and Customers.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) the 20 largest suppliers of the Company and its Subsidiaries based on the consolidated cost of goods and services paid to such Persons by the Company and its Subsidiaries for the fiscal year ended January 1, 2012 (each, a "**Principal Supplier**"), (ii) the 20 largest customers of the Company and its Subsidiaries based on revenues received from such Persons by the Company and its Subsidiaries for the fiscal year ended January 1,

2012 (each, a "**Principal Customer**") and (iii) with respect to each Principal Supplier and Principal Customer, the aggregate amounts paid to, or received from, as applicable, each such Principal Supplier and Principal Customer for the fiscal year ended January 1, 2012.

(b) The Company has not received any written notice or, to the knowledge of the Company, other communication from any Principal Supplier or Principal Customer indicating that any such Person is ceasing, will cease or plans to cease dealing with the Company or its Subsidiaries.

4.19 Affiliate Transactions. Except for indemnification, compensation, and employment arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer thereof that have been made available (or a form of which together with a list of all persons (other than current or former directors and officers) subject to arrangements contemplated by such form has been made available) to JAB prior to the date of this Agreement, no executive officer or director of the Company or any of its Subsidiaries or any person owning five percent (5%) or more of the Shares (or any of such executive officer's, director's or other person's immediate family members or affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.20 Takeover Statutes; Other Restrictions. The adoption and approval by the board of directors of the Company of this Agreement and the transactions contemplated hereby, including the Merger, represent all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the provisions of Sections 23B.19.010 et. seq. of the WBCA and any other potentially applicable anti-takeover or similar statute, regulation or provision of the Company's articles of incorporation (each, a "**Takeover Statute**").

4.21 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Citigroup Global Markets Inc. as its financial advisor. None of the Company or any of its Subsidiaries will be liable to Citigroup Global Markets Inc. for any brokerage fees, commissions or finders' fees (other than the fees, expense reimbursement or other payments payable to Citigroup Global Markets Inc. in connection with the closing of the transactions contemplated by this Agreement) for transaction, advisory or other services unrelated to the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF JAB AND MERGER SUB

JAB hereby represents and warrants to the Company that:

5.1 Organization and Qualification. Each of JAB and Merger Sub is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in such good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

5.2 Corporate Authority. Each of JAB and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of JAB and Merger Sub and the consummation by each of JAB and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of JAB or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by JAB and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of JAB and Merger Sub enforceable against each of JAB and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3 Governmental Filings; No Violations; Etc.

(a) No Approval is required to be made with or obtained by JAB or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by JAB and Merger Sub and the consummation by JAB and Merger Sub of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the HSR Act, (B) under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including filing of the Proxy Statement) or (C) under applicable requirements of NASDAQ and (ii) such other Approvals which the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prohibit the ability of JAB and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by JAB and Merger Sub do not, and the consummation by JAB and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of JAB or Merger Sub, (ii) assuming that the Approvals referred to in Section 5.3(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of any Law to which JAB or Merger Sub is subject, (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of the JAB or Merger Sub, in each case, pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage, indenture, arrangement or other obligation or understanding binding upon JAB or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, be reasonably likely to prohibit the ability of JAB and Merger Sub to consummate the transactions contemplated by this Agreement.

5.4 Financing. JAB has as of the date hereof and will have as of the Effective Time, sufficient cash available, directly or through one or more Affiliates, to pay all amounts to be paid by JAB in connection with this Agreement, including the payment of the aggregate Per Share Merger Consideration. JAB's and Merger Sub's obligations hereunder are not subject to a condition regarding JAB's or Merger Sub's obtaining of funds to consummate the transactions contemplated by this Agreement.

5.5 Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against or affecting JAB or Merger Sub or any of their respective properties or assets or any officer, director or employee of JAB or Merger Sub in such capacity before any Governmental Entity, which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement. Neither JAB nor Merger Sub nor any of their respective assets, rights or properties is a party to or subject to any Judgment of any Governmental Entity which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

5.6 Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by an Affiliate of JAB. Merger Sub has not conducted any business prior to the date of this

Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.7 Proxy Statement. None of the information supplied or to be supplied by JAB or Merger Sub for inclusion in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. JAB and Merger Sub make no representation or warranty with respect to any information supplied by any other Person which is contained or incorporated by reference in the Proxy Statement.

5.8 Brokers and Finders. Neither JAB nor Merger Sub nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated in this Agreement.

5.9 Acquiring Person. Neither JAB nor Merger Sub is, nor at any time during the last five (5) years has it been, an "acquiring person" of the Company as defined in WBCA § 23B.19.020 (other than as contemplated by this Agreement). Neither JAB nor any of JAB's Affiliates directly or indirectly owns, and at all times for the past three years, neither JAB nor any of JAB's Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither JAB nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the Shares.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Except as required by applicable Law or as expressly provided by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and its Subsidiaries shall be conducted in all material respects the ordinary and usual course and it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve the material components of their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, material suppliers, licensors, licensees, distributors, creditors and lessors, key employees and independent contractors, and material service providers, agents and business associates and keep available the services of its and its Subsidiaries' present officers and key employees; provided however, that the Company and its Subsidiaries shall be under no obligation to and shall not, without JAB's prior written consent, put in place any new retention programs or include additional personnel in any existing retention programs. Without limiting the generality of the immediately preceding sentence, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) with the prior written consent of JAB or (C) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change or amendment (whether by merger, consolidation or otherwise) to its articles of incorporation or bylaws or other applicable governing instruments of the Company and its Subsidiaries;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among wholly owned Subsidiaries of the Company not in violation of any instrument binding on the Company or any of its Subsidiaries and that would not reasonably be expected to result in a material increase in the net Tax liability of the Company and its Subsidiaries, taken as a whole;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) acquisitions of raw materials, supplies, equipment, inventory, third party software and capital in the ordinary course of business (it being understood and agreed that the acquisition of all or substantially all of the assets of any Person is not in the ordinary course of business consistent with past practice), or (B) acquisitions with a value or purchase price (including the value of assumed liabilities) not in excess of $250,000 in any transaction or related series of transactions or $750,000 in the aggregate, or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 6.1(a)(iii) of the Company Disclosure Schedule;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any (A) shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary or (2) the issuance or transfer of Shares pursuant to awards outstanding as of the date of this Agreement under, and as required by the terms of, the Stock Plans as in effect as of the date of this Agreement), (B) securities convertible into or exercisable, exchangeable or redeemable for any shares of such capital stock, any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exercisable, exchangeable or redeemable securities, or (C) any Voting Debt;

(v) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $250,000 in any transaction or series of related transactions or $500,000 in the aggregate;

(vi) amend, supplement, replace, refinance, terminate or otherwise modify that certain Amended and Restated Credit Agreement by and between the Company and Wells Fargo Bank, National Association, dated as of December 21, 2010 (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time);

(vii) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company) or enter into any Contract with respect to the voting of its capital stock other than proxies or voting agreements solicited by the Company to obtain the Requisite Company Vote;

(viii) adjust, reclassify, split, combine or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur, alter, amend or modify any indebtedness or guarantee indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for the incurrence of indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $500,000 in the aggregate;

(x) make or authorize any capital expenditures in excess of the amount reflected in the Company's capital expenditure budget attached to Section 6.1(a)(x) of the Company Disclosure Schedule;

(xi) make any material changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

(xii) subject to Section 6.13, release, assign, compromise, discharge, waive, settle or satisfy any Action (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance in excess of $250,000 individually or $500,000 in the aggregate or providing for any relief other than monetary relief (except for confidentiality, non-disparagement, releases, agreements not to sue and other similar provisions in a settlement agreement);

(xiii) amend or modify, in any material respect, or terminate any Material Contract, material lease for Leased Real Property or material Permit or enter into any Contract that would have been a Material Contract had it been entered into prior to the execution of this Agreement, in each case other than in the ordinary course of business;

(xiv) make any material Tax election, amend any Tax Return with respect to a material amount of Taxes, settle or finally resolve any controversy with respect to a material amount of Taxes or change any method of Tax accounting;

(xv) (A) with regard to Intellectual Property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Encumbrances) on or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, with respect to the foregoing clause (B), (x) in connection with sales of Company Products or dispositions of inventory in the ordinary course of business (y) sales or other dispositions of obsolete assets or (z) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $250,000 in any transaction or series of related transactions or $750,000 in the aggregate (inclusive of any sales or dispositions made pursuant to clauses (x) or (y) of this paragraph);

(xvi) terminate any executive officers or hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive opportunity not to exceed $300,000 in the aggregate for such employee;

(xvii) adopt, enter into, amend, terminate or extend any Collective Bargaining Agreement;

(xviii) except as required pursuant to existing written, binding agreements in effect prior to the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer or, other than in the ordinary course of business, employees (who are not officers) of the Company or any of its Subsidiaries, (B) increase the compensation, bonus or pension, welfare, severance, change-in-control or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employee of the Company or any of its Subsidiaries other than, in the case of non-officer employees, base salary increases or spot or other bonuses awarded in the ordinary course of business (which spot or other bonuses shall not exceed $50,000 in the aggregate), (C) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (F) forgive any loans to directors, officers or key employees of the Company or any of its Subsidiaries;

(xix) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries;

(xx) fail to use commercially reasonable efforts to renew or maintain the Insurance Policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(xxi) enter into any new line of business not related to coffee or tea;

(xxii) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

(xxiii) take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(xxiv) agree, authorize, propose, commit or announce an intention to do any of the foregoing.

(b) Nothing contained herein shall give to JAB or Merger Sub, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of JAB if it reasonably believes that doing so would violate applicable Law.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, directly or indirectly nor shall it authorize or permit their respective Representatives directly or indirectly:

(i) initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any information or data relating to the Company or any of its Subsidiaries (other than to notify a Person of the provisions of this Section 6.2), or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to any Person (other than JAB, Merger Sub, or any of their respective Affiliates, designees or Representatives) that could reasonably be expected to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal;

(iv) approve any Person as "an acquiring person" or any Person's "share acquisition" as provided in Section 23B.19.040 of the WBCA; or

(v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has not breached this Section 6.2, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement and which shall not prohibit the Company from complying with the terms of this

Section 6.2, and prior to or concurrently delivers to JAB any such information to the extent not previously provided to JAB and (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (A) above, if and only to the extent that, prior to taking any action described in clauses (A) and (B) above, the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable Law and (y) based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

"**Acquisition Proposal**" means (i) any proposal or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of its significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act) and (ii) any acquisition by any Person of, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 10% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or the acquisition, purchase or disposition of the business or 15% or more of the consolidated assets (including equity securities of its Subsidiaries), revenues, net income or earnings of the Company and its Subsidiaries outside the ordinary course of business, in each case other than the transactions contemplated by this Agreement.

"**Superior Proposal**" means a bona fide unsolicited written Acquisition Proposal that would result in any Person (or its shareholders) becoming the beneficial owner, directly or indirectly, of more than 80% of the assets (on a consolidated basis) of the Company and its Subsidiaries or more than 80% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in good faith after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition) (i) is more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any changes to the terms of this Agreement proposed by JAB and any other information provided by JAB pursuant to Section 6.2(c)) and (ii) is reasonably likely to be consummated.

"**Representatives**" means, with respect to any Person, such Person's officers, directors, employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives.

(c) No Change of Recommendation; No Other Agreements. Neither the board of directors of the Company, nor any committee thereof shall:

(i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to JAB, the Company Recommendation with respect to the Merger, (C) publicly approve, recommend or otherwise declare advisable any Acquisition Proposal or (D) publicly propose to do any of the foregoing (any action or omission described in this clause (i) being referred to as a "**Change of Recommendation**"); or

(ii) authorize, approve, recommend, declare advisable or permit (or publicly propose to authorize, approve, recommend, declare advisable or permit) the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or agreement that requires the Company to abandon or terminate this Agreement or the Merger, or any agreement relating to any Acquisition Proposal (other than this Agreement or a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with and subject to the limitations set forth in Section 6.2(a)) (an "**Alternative Acquisition Agreement**").

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may make a Change of Recommendation (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 8.3(b)) only if the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable Law and (y) if such action relates to any Acquisition Proposal, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that no such action may be made pursuant to this Section 6.2(c) or Section 8.3(b) until after at least three (3) business days following JAB's receipt of notice from the Company (as may be extended or renewed pursuant to this paragraph, the "**Notice Period**") advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including in the case of any Acquisition Proposal all necessary information under Section 6.2(f) (which notice shall not constitute a Change of Recommendation); provided, further that (i) during the Notice Period, the Company shall and shall cause its Subsidiaries not to enter into any Alternative Acquisition Agreement, (ii) the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with JAB in good faith during the Notice Period (to the extent JAB desires to negotiate) to enable JAB to propose revisions to the terms of this Agreement that obviate the need of the board of directors of the Company to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b), including in the case of a Superior Proposal, by such Superior Proposal no longer constituting a Superior Proposal, (iii) following the end of the Notice Period, the board of directors of the Company shall have considered in good faith any changes to the terms of this Agreement proposed by JAB and any other information provided by JAB and shall have determined (after consultation with its outside financial advisors and outside legal counsel) that if such changes were to be given effect that failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) would reasonably be expected to result in a violation of the directors' fiduciary duties under applicable Law and, in the case of clause (y) above, any such Superior Proposal would continue to constitute a Superior Proposal and (iv) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of any Superior Proposal, the Company shall, in each case, have delivered to JAB an additional notice consistent with that described in the first proviso of this paragraph and a new Notice Period under this paragraph shall commence, during which time the Company shall be required to comply with the requirements of this Section 6.2(c) anew with respect to such additional notice, including clauses (i) through (iv) of this proviso. Notwithstanding the foregoing, to the extent that a notice required under this Section 6.2(c) (in connection with a termination pursuant to Section 8.3(b)) relates to a Superior Proposal for which the requisite notice or additional notice has been given pursuant to this Section 6.2(c) (in connection with a Change of Recommendation), no new or additional notice or Notice Period will be required for such termination pursuant to Section 8.3(b).

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and JAB shall have the right to terminate this Agreement as set forth in Section 8.4 (it being understood that any "stop, look or listen" communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation or otherwise deemed to violate the Company's obligations under this Section 6.2(d)).

(e) Existing Discussions and Agreements. The Company agrees that it will, and will cause its Subsidiaries and cause its and their respective Representatives on the Company or its Subsidiaries behalf to, immediately cease and terminate any activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement on or after January 1, 2010 in connection with such Person's consideration of an Acquisition Proposal (the "**Prior Confidentiality Agreements**") to return or destroy all confidential information heretofore furnished to such Person or its Representatives by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of such Prior Confidentiality Agreements, including any rights of such Person to retain copies of confidential information in accordance with the terms of such Prior Confidentiality Agreement.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours of becoming knowledgeable thereof) notify JAB if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep JAB reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto and, in no event later than 24 hours after receipt, copies of any additional or revised written requests, proposals or offers, including proposed agreements) and the status of any such discussions or negotiations The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to JAB in accordance with this Section 6.2(f). Without limiting the generality of the foregoing or Section 6.2(a), the Company shall notify JAB in advance of beginning to provide information to any Person relating to an Acquisition Proposal or beginning discussions or negotiations with any Person regarding an Acquisition Proposal (which notice can be included in any notice provided under Section 6.2(a)).

(g) Any violations of the restrictions set forth in this Section 6.2 by any Representative of the Company or any of its Subsidiaries acting on behalf of the Company shall be deemed to be a breach of this Section 6.2 by the Company.

6.3 Proxy Filing; Information Supplied.

(a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event within twenty (20) business days after the date of this Agreement, the Proxy Statement in preliminary form relating to the Shareholders Meeting. JAB, Merger Sub and the Company shall cooperate and consult with each other in the preparation of the Proxy Statement. Each of JAB and Merger Sub will furnish to the Company in a timely manner the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall not file the preliminary Proxy Statement, or any amendment or supplement thereto, without providing JAB a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). The Company shall promptly notify JAB of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information, shall consult with JAB and Merger Sub prior to responding to any such comments or requests or filing any amendment or supplement to the Proxy Statement and shall promptly provide to JAB copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and to cause the definitive Proxy Statement to be mailed to holders of Shares as promptly as possible after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. If the Company, JAB or Merger Sub become aware of any information relating to themselves or any of their respective Representatives that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then the party that discovers such information shall promptly notify the other party thereof. Thereafter, the Company shall promptly include such information in an amendment or supplement to the Proxy

Statement filed with the SEC and, if appropriate, promptly mail such amendment or supplement to the holders of Shares. The Company shall use reasonable best efforts to ensure that the Proxy Statement complies with Section 4.12 and as to form in all material respects with the requirements of the Exchange Act.

(b) Unless the board of directors of the Company has made a Change of Recommendation pursuant to Section 6.2(c), the Proxy Statement shall contain the Company Recommendation. The Company shall include in the Proxy Statement the written opinion of its financial advisor, dated as of the date of this Agreement, that, as of such date subject to the assumptions, limitations and qualifications in such written opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares.

6.4 Shareholders Meeting. The Company will take, in accordance with applicable Law, the rules of NASDAQ and its articles of incorporation and bylaws, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the "**Shareholders Meeting**") as promptly as practicable after the execution of this Agreement, and, in any event, no later than thirty-five (35) days following the earliest of the date on which the SEC staff advises the Company that it has no further comments on the Proxy Statement or that it is not reviewing the Proxy Statement. The Company shall not postpone or adjourn the Shareholders Meeting except to the extent required by Law, requested by JAB (in JAB's sole discretion) to permit additional time to solicit the Requisite Company Vote. Unless the board of directors of the Company has made a Change of Recommendation pursuant to Section 6.2(c), the board of directors of the Company shall recommend such adoption and approval and shall use reasonable best efforts (a) to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger and (b) to secure the Requisite Company Vote. The Company shall keep JAB and Merger Sub updated with respect to proxy solicitation results as reasonably requested by JAB or Merger Sub. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated prior to the date of the Shareholders Meeting in accordance with its terms (including Section 8.3(b)), the obligation of the Company to call, give notice of, convene and hold the Shareholders Meeting in accordance with this Section 6.4 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by a Change of Recommendation, and the Company shall not submit any Superior Proposal for approval by shareholders of the Company.

6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and JAB shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable. In furtherance of, and not in limitation of the foregoing, (i) each of JAB and the Company agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as soon as practicable after the date hereof and in any event no later than twenty (20) business days after the date hereof (unless the parties otherwise agree in writing to a different date), and to use their reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder) and (ii) each of JAB and the Company agree to file as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Agreement, including this Section 6.5(a), shall require either party, or permit the Company, to undertake any efforts, or to take or consent to any action, if such efforts, action or consent would be reasonably likely to result in a material adverse effect on the business, financial condition or results of operations of the combined business of JAB and the Company and their respective Subsidiaries, taken as a whole, after giving effect to the consummation of the transactions contemplated hereby. JAB shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, that, subject to reasonable limitations limiting access to outside counsel, JAB and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to or other communication with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and JAB shall act reasonably and as promptly as practicable.

(b) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company and JAB agree to promptly provide to each and every federal, state or foreign Governmental Entity with jurisdiction over enforcement of under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign or supranational Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, "**Antitrust Laws**") non-privileged information and documents that are necessary, proper and advisable to permit consummation of the transactions contemplated by this Agreement.

(c) Information. Subject to reasonable limitations limiting access to outside counsel, the Company and JAB each shall, upon request by the other, furnish the other promptly with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of JAB, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Status. Subject to applicable Laws and as required by any Governmental Entity, and subject to reasonable restrictions limiting access to outside counsel, the Company and JAB each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, correspondence, or other communications received by JAB or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor JAB shall permit any of its officers or any other representatives or agents to participate in any meeting or engage in any substantive communication with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each of Company and JAB shall, to the extent practicable, give the other reasonable prior notice of any such meeting or communication and in the event one party is prohibited by Law or a Governmental Entity from participating in or attending any such meeting or engaging in any such communication, keep such party reasonably apprised with respect thereto.

6.6 Access and Reports. Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford JAB's officers and other authorized "Representatives" (as defined in the Confidentiality Agreement) reasonable access during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to JAB all information concerning its business, properties and personnel as may reasonably be requested; provided that such access shall be conducted under the supervision of appropriate personnel of the Company and in such a manner so as not to interfere with the normal operation of the business of the Company; provided, further, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein or otherwise limit or affect the remedies available to JAB; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information to the extent it would cause a loss of privilege to the Company or any of its Subsidiaries or (iii) to violate applicable Law (it being agreed, with respect to clauses (i) and (ii), that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All information obtained pursuant to this Section 6.6 shall be governed by the terms of the Confidentiality Agreement.

6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with JAB and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8 Publicity; Communications. The initial press release regarding the Merger shall be a joint press release mutually agreed to by the Company and JAB. After the initial press release, each of the Company, JAB and Merger Sub agrees not to issue or cause publication of any public release or announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except (a) as such party reasonably believes, after receiving the advice of outside counsel and after informing the other party, is required by Law or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, in which case, such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement or (b) a public statement is made in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party). As promptly as practicable following the date of this Agreement and in compliance with applicable Laws, JAB and the Company shall develop a joint plan for communication to the Company's employees, independent contractors, customers, suppliers and other strategic Persons about this Agreement and the transactions contemplated by this Agreement. Prior to making any written or oral communications to the employees or independent contractors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide JAB with a copy of the intended communication, JAB shall have a reasonable period of time to review and comment on the communication, and JAB and the Company shall cooperate in providing any such mutually agreeable communication. Notwithstanding any herein to the contrary, the Company need not consult with, or obtain the approval of JAB in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or Change of Recommendation.

6.9 Financing. Prior to the Closing, the Company and its Subsidiaries shall, and shall use their commercially reasonable efforts to cause the respective Representatives of the Company and its Subsidiaries to, cooperate as reasonably requested by JAB in connection with any equity, debt or other financing sought by JAB or its Affiliates in connection with the transactions contemplated by this Agreement (the "**Financing**"), including, without limitation (i) upon reasonable prior notice, participation by the Company's senior officers and other Representatives in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, (ii) assisting with the preparation of customary materials for syndication documents, including rating agency presentations, bank confidential information memoranda, business projections and similar documents required in connection with the Financing, (iii) using commercially reasonable efforts to cause its independent accountants to provide assistance and cooperation to JAB, including participating in drafting sessions and accounting due diligence sessions and providing consent to JAB to use their audit reports relating to the Company, (iv) using commercially reasonable efforts to obtain consents, approvals, authorizations, customary payoff letters, and instruments of termination and discharge reasonably requested by JAB, (v) preparing and furnishing all financial and other pertinent information regarding the Company reasonably requested by JAB, including all financial statements, pro forma financial statements and other financial data required in connection with the Financing, (vi) providing reasonable access (subject to execution of non-disclosure and confidentiality agreements reasonably acceptable to the Company) to prospective lenders involved in the Financing to evaluate the Company's current assets, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral arrangements and cooperating with prospective lenders to establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no such accounts, agreements or arrangements shall be effective prior to the Effective Time, (vii) executing and delivering definitive financing documents, including credit agreements, intercreditor agreements, pledge and security documents, and certificates, legal opinions, or other documents, to the extent reasonably requested by JAB and otherwise reasonably facilitating the pledging of collateral, provided that no such documents or agreements shall be effective prior to the Effective Time, (vii) assisting JAB in obtaining corporate and facilities ratings for the Financing, and (viii) furnishing JAB and any lenders involved with the Financing, with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act. Notwithstanding the foregoing: (i) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing. JAB shall (A) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Company and its Subsidiaries and all reasonable and documented fees and expenses of their counsel and accountants incurred in connection with such requested cooperation, and (B) indemnify the Company, its Subsidiaries and its Related Persons against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel) or settlement payment incurred as a result of such cooperation (including any claim by or with respect to any such lenders, prospective lenders, agents and arrangers and ratings agencies).

6.10 Expenses. Following the Merger, the Surviving Corporation, shall pay all charges and expenses, including those of the Paying Agent, incurred after the Effective Time in connection with the transactions contemplated in Article III. Except as otherwise expressly provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. The parties agree that the Surviving Corporation shall not bear any costs or expenses incurred by any shareholder of the Company.

6.11 Indemnification; Directors' and Officers' Insurance. (a) All rights to indemnification by the Company or any of its Subsidiaries existing in favor of those Persons who are present or former directors and officers of the Company or any of its Subsidiary (the "**Indemnified Parties**") for their acts and omissions occurring prior to the Effective Time, as provided in the articles of incorporation and bylaws of the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Parties (as in effect as of the date of this Agreement) in the forms made available by the Company to JAB or JAB's Representatives prior to the date of this Agreement, shall survive the Merger and the Surviving Corporation shall cause them to be observed by the Surviving Corporation and its Subsidiaries to the fullest extent permitted under Washington law.

(b) As of the Effective Time, JAB or the Surviving Corporation (with the election being at JAB's option) shall have purchased a tail policy to the current policy of directors' and officers' liability insurance maintained by Company which tail policy shall be effective for a period from the Effective Time through and including the date six (6) years after the Closing Date (a "**Tail Policy**") with respect to claims arising from facts or events that occurred on or before the Effective Time, and which Tail Policy shall contain coverage and amounts at least as favorable to the Indemnified Parties as the coverage currently provided by Company's current directors' and officers' liability insurance policies (in the aggregate); provided, however, that in no event shall JAB or the Surviving Corporation be required to expend, for the entire Tail Policy, in excess of three (3) times the annual premium currently paid by the Company for such insurance; and, provided, further that, if the premium of such insurance coverage exceeds such amount, JAB or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

(c) If JAB or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of JAB or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs. This Section 6.11 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant all such approvals and take all such actions as are necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in the Company's articles of incorporation or bylaws on such transactions.

6.13 Shareholder Litigation. The Company shall give JAB the opportunity to consult with the Company prior to the Effective Time and keep JAB reasonably apprised on a prompt basis with respect to the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement. No such settlement shall be agreed to without the prior written consent of JAB.

6.14 Notification. During the period commencing on the date hereof and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Article VIII, each of the Company and JAB shall promptly notify the other party in writing of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required under a Material Contract or otherwise (unless alleged under a Contract that is not material) in connection with the Merger or the transactions contemplated hereby, (b) any Actions commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby or (c) any fact, event or circumstance that (i) in the case of the Company, individually or taken together with all other facts, events and circumstances, has had or would reasonably be expected to have a Material Adverse Effect, (ii) has materially impaired, or would reasonably be expected to materially impair the ability of such party (or, in the case of JAB, Merger Sub) to consummate the Merger and the other transactions contemplated hereby, or (iii) would cause, or would reasonably be expected to cause, the failure of any condition precedent to the Company's or JAB and Merger Sub's obligations to consummate the Merger under this Agreement, in each case within three (3) business days of an executive officer of such party becoming aware of occurrence of such fact, event or circumstance. Each such notification shall include a certification of an officer of the Company that such notification is being delivered in accordance with this Section 6.14. No such notification shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the parties in this Agreement, or (ii) determining whether any of the conditions set forth in Article VII have been satisfied. Delivery of notification pursuant to this Section 6.14 shall not limit or otherwise affect the remedies available hereunder to any party receiving such notice.

6.15 Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

6.16 Employee Benefits.

(a) During the one (1) year period following the Effective Time, JAB shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof (the "**Continuing Employees**") with compensation (including, as applicable, base salary, bonus plans (based on bonus opportunity rather than actual bonus payments), other employee benefits (except for retention benefits), health and welfare benefits and benefits under any plan intended to be qualified within the meaning of section 401(a) of the Code ("**401(k) Plan**")) that is at least substantially comparable in the aggregate to that provided to Continuing Employees immediately prior to the execution of this Agreement. Nothing in this Section 6.16 shall (i) create any right in any Continuing Employee to continued employment by JAB, the Surviving Corporation, or any Subsidiary thereof or (ii) require JAB, the Surviving Corporation, or any Subsidiary thereof to continue any Company Benefit Plan or prevent the amendment, modification or termination of any Company Benefit Plan after the Effective Time. Nothing in this Section 6.16 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with JAB, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be "at will" employment, subject to the terms and conditions of employment agreements, severance plans and change of control plans.

(b) Without limiting the foregoing:

(i) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, JAB shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Surviving Corporation and its Subsidiaries.

(ii) To the extent that service is relevant for eligibility, benefit accrual, vesting or allowances (including paid time off) under any health or welfare benefit plan or 401(k) Plan of JAB and/or the Surviving Corporation, then JAB shall ensure that such health or welfare benefit plan and 401(k) plan shall, for purposes of eligibility, benefit accrual, vesting and allowances (including paid time off), credit Continuing Employees for service with the Company prior to the Effective Time to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan or 401(k) Plan of the Company. With respect to each health or welfare benefit plan of JAB and/or the Surviving Corporation made available to Continuing Employees in the plan year in which the Effective Time occurs, the Surviving Corporation shall cause there to be waived any pre-existing condition or eligibility limitations and give effect, in determining any deductibles and maximum out of pocket limitations, to claims incurred, amounts paid by, and amounts reimbursed to, Continuing Employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) all other Approvals under any other applicable Antitrust Laws as set forth in Section 7.1(b) of the Company Disclosure Schedule required to consummate the Merger shall have been obtained or filed or shall have occurred.

(c) No Injunctions or Restraints, Illegality. (i) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an "**Order**") and (ii) no Governmental Entity shall have instituted any Action (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of JAB and Merger Sub. The obligations of JAB and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by JAB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of the Company contained in Section 4.2(a) (Capital Structure), Section 4.6(a) (Material Adverse Effect) and Section 4.21 (Brokers and Finders) shall be true and correct in all respects (other than in de minimis and immaterial respects in the case of Section 4.2(a) or exercises of existing outstanding equity awards set forth in Section 4.2(a) following the date of this Agreement), (ii) the representations and warranties of the Company contained in Section 4.3 (Corporate Authority; Approval and Fairness) and Section 4.20 (Takeover Statutes; Other Restrictions) (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) shall be true and correct in all material respects and (iii) the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date). JAB shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and JAB shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, state of facts, circumstance, event or development (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) (i) the representations and warranties of JAB contained in Section 5.8 (Brokers and Finders) shall be true and correct in all respects, (ii) the representations and warranties of JAB contained in Section 5.2 (Corporate Authority) shall be true and correct in all material respects and (iii) all other representations and warranties of JAB contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not prevent, materially delay or materially impede the ability of JAB or Merger Sub to consummate the transactions contemplated by this Agreement, in the case of each of clauses (i), (ii) and (iii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date). The Company shall have received at the Closing a certificate signed on behalf of JAB by a senior executive officer of JAB to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of JAB and Merger Sub. Each of JAB and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of JAB and Merger Sub by a senior executive officer of JAB to such effect.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Requisite Company Vote, by mutual written consent of the Company and JAB by action of their respective boards of directors.

8.2 Termination by Either JAB or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either JAB or the Company if:

(a) the Merger shall not have been consummated by March 31, 2013 (the "**Termination Date**");

(b) the Requisite Company Vote shall not have been obtained at the Shareholders Meeting upon a vote taken thereat or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have primarily contributed to the occurrence of the failure of such condition to the consummation of the Merger.

8.3 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of JAB or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date is not so cured; provided, that the Company shall have given JAB at least thirty (30) days written notice prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.3; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3 if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(b) in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement related to a Superior Proposal, if prior to the receipt of the Requisite Company Vote, (i) the Company is not in material breach of Section 6.2(a) or (c), and (ii) the Company, prior to or concurrently with such termination, pays to JAB in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b)(ii).

8.4 Termination by JAB. This Agreement may be terminated by JAB and the Merger may be abandoned if:

(a) the board of directors of the Company shall have made a Change of Recommendation or the Company shall have breached any of its obligations under Section 6.2 in any material respect;

(b) at any time following receipt or public announcement of an Acquisition Proposal, the Company's board of directors shall have failed to reaffirm the Company Recommendation within three (3) business days after receipt of any reasonable written request to do so from JAB;

(c) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding Shares (other than by JAB or an Affiliate of JAB) shall have been publicly disclosed and, prior to the earlier of (A) the second (2nd) business day prior to the date of the Shareholders Meeting and (B) eleven (11) business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company's board of directors fails to recommend against acceptance of such offer; or

(d) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date is not so cured; provided, that JAB shall have given the Company at least 30 days written notice prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.4(d); provided, further, that JAB shall not have the right to terminate this Agreement pursuant to this Section 8.4(d) if JAB or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in Section 6.10 (Expenses), this Section 8.5, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (x) JAB or the Company pursuant to Section 8.2(a) (in the case of Section 8.2(a), if at such time the Shareholders Meeting has not been held and JAB is not in breach of its obligations under Section 6.5 and Section 6.9) or Section 8.2(b), or (y) JAB pursuant to Section 8.4(d) and in connection with either (x) or (y) therewith:

(A) an Acquisition Proposal shall have been publicly disclosed after the date hereof and not clearly withdrawn in good faith prior to the Termination Date (in the case of termination pursuant to Section 8.2(a) or Section 8.4(d)) or the Shareholders Meeting (in the case of termination pursuant to Section 8.2(b)); and

(B) within twelve (12) months after termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (provided that for purposes of this clause (C), the references to "10%" and "15%" in the definition of Acquisition Proposal shall be deemed to be a reference to "50%") (any such agreement or consummation, an "**Acquisition Event**"), then the Company shall pay to JAB the Termination Fee within two (2) business days of consummation of such Acquisition Event;

(ii) by the Company pursuant to Section 8.3(b), then the Company shall pay to JAB the Termination Fee prior to or concurrently with such termination; and

(iii) by JAB pursuant to Section 8.4 (other than Section 8.4(d)), then the Company shall pay to JAB the Termination Fee within two (2) business days of such termination.

For purposes of this Agreement, "**Termination Fee**" shall mean $30,000,000. No Acquisition Proposal made by a Person shall be deemed to have been "clearly withdrawn," in the event that the Company later agrees within the 12-month period specified in Section 8.5(b)(i)(B) to or consummates an Acquisition Event with such Person or an Affiliate thereof. Notwithstanding anything to the contrary in this Agreement, (x) in no event shall the Company be required to pay the fee referred to in this Section 8.5(b) on more than one occasion and (y) the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to JAB and Merger Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, the Company (and the Company's Affiliates and its and their respective directors, officers, employees, shareholders and Representatives) shall have no further liability to JAB and Merger Sub under this Agreement; provided, however, that the Company shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of Section 6.2, Section 6.3 or Section 6.4; provided, further, that the aggregate amount of any damages determined by a court to be payable by the Company pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to JAB pursuant this Section 8.5(b).

(c) The parties acknowledge that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee and, in order to obtain such payment, JAB or Merger Sub commences a suit that results in a judgment against the Company for the Termination Fee (or a portion thereof), the Company shall pay JAB its costs and expenses (including attorneys' fees) in connection with such suit., together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made. All payments under Sections 8.5(b) shall be made promptly by wire transfer of immediately available funds to an account designated in writing by the party receiving such payment.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

9.2 Modification or Amendment. This Agreement may be amended by the parties hereto by written agreement executed and delivered by each of the parties hereto at any time before or after the Requisite Company Vote is obtained; provided, however, that after the Requisite Company Vote has been obtained, there shall not be made any amendment or modification to this Agreement that by Law requires the further approval of the shareholders of the Company without such further approval.

9.3 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure or delay of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

9.4 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

9.5 Governing Law and Venue; Waiver of Jury Trial; Specific Performance. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF, EXCEPT THAT THE MERGER AND THE RIGHTS OF THE HOLDERS OF SHARES SHALL BE GOVERNED BY AND IN ACCORDANCE WITH THE WBCA, TO THE EXTENT APPLICABLE. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the county of Delaware in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT,

OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party in accordance with their specific terms or were otherwise breached by such party. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the non-breaching parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Prior to the termination of this Agreement pursuant to Article VIII, each party hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to JAB or Merger Sub:
JAB Holdings BV
c/o Joh. A. Benckiser AdvisorCo, LLC
2200 Pennsylvania Ave. NW
Washington, DC 20052
Attention: Joachim Creus

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
Attention: Paul T. Schnell
Sean C. Doyle
Fax: (212) 735-2000

If to the Company:
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, CA 94608
Attention: General Counsel
Facsimile: (510) 594-2180

with a copy to

Cooley LLP
101 California Street
Fifth Floor
San Francisco, CA 94111-5800
Attention: Kenneth L. Guernsey
Barbara L. Borden
Fax: (415) 693-2222

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon: actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement, dated July 4, 2012, between Joh. A. Benckiser AdvisorCo, LLC and the Company, as amended on July 15, 2012 (the "**Confidentiality Agreement**") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER JAB AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors' and Officers' Insurance), JAB and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of JAB and of the Company. Whenever this Agreement requires Merger Sub or another Affiliate of JAB to take any action, JAB shall be liable for any failure of such Person to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.12 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or Exhibit, such reference shall be to a Section of, Annex to or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular shall also include the plural and vice versa. A reference in this Agreement to $ or dollars is to U.S. dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that (i) JAB may designate, by written notice to the Company, another of its Affiliates to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation and (ii) JAB and Merger Sub may assign all or any of their respective rights and obligations hereunder to a lender as collateral, in each case after providing written notice thereof to the Company prior to such designation or assignment; provided, further, that any such designation or assignment shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PEET'S COFFEE & TEA, INC.

By: /s/ Patrick J. O'Dea
Name: Patrick J. O'Dea
Title: CEO and President

JAB HOLDINGS BV

By: /s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director

By: /s/ Constantin Thun-Hohenstein
Name: Constantin Thun-Hohenstein
Title: Managing Director

PANTHER MERGER CO.

By: /s/ Joachim Creus
Name: Joachim Creus
Title: President

ANNEX A

DEFINED TERMS

Annex B

citi

388 Greenwich Street
New York, NY 10013

July 22, 2012

The Board of Directors
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Peet's Coffee & Tea, Inc ("Peet's") of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the "Merger Agreement") proposed to be entered into among JAB Holdings BV ("JAB Holdings") and its wholly owned subsidiary Panther Merger Co. (the "Merger Subsidiary"). As more fully described in the Merger Agreement, (i) the Merger Subsidiary will be merged with and into Peet's (the "Merger") and (ii) each outstanding share of common stock, no par value, of Peet's ("Peet's Common Stock"), other than (1) shares of Peet's Common Stock owned by JAB Holdings, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of JAB Holdings, (2) shares of Peet's Common Stock owned by Peet's (or held in treasury by Peet's) or any direct or indirect wholly owned subsidiary of Peet's, and (3) shares of Peet's Common Stock, the holder of which (A) has not voted in favor of the Merger (as defined below), (B) has properly exercised its appraisal rights and (C) has not effectively withdrawn or lost its rights to be paid fair value of such shares, shall automatically be converted into the right to receive an amount equal to $73.50 per share in cash pursuant to the terms of the Merger Agreement (the "Merger Consideration").

In arriving at our opinion, we reviewed a draft of the Merger Agreement dated July 20, 2012 and held discussions with certain senior officers, directors and other representatives and advisors of Peet's concerning the business, operations and prospects of Peet's. We examined certain publicly available business and financial information relating to Peet's as well as certain financial forecasts and other information and data relating to Peet's provided to or discussed with us by the management of Peet's. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Peet's Common Stock; the historical and projected earnings and other operating data of Peet's; and the capitalization and financial condition of Peet's. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Peet's. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Peet's that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Peet's provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Peet's that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Peet's as to the future financial performance of Peet's.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Peet's or the Merger. Representatives of Peet's have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Peet's nor have we made any physical inspection of the properties or assets of Peet's. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Peet's, nor were we requested to consider, and our opinion does not address, the underlying business decision of Peet's to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Peet's or the effect of any other transaction in which Peet's might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof and we assume no obligation to update, revise or reaffirm our opinion based on changes to such conditions and circumstances occurring after the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Peet's, JAB Holdings or the contemplated benefits of the Merger.

Citigroup Global Markets Inc. has acted as financial advisor to Peet's in connection with the proposed Merger and will receive a fee for such services, which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided services to Peet's and JAB Holdings unrelated to the proposed Merger, for which services we and such affiliates have received compensation, including, without limitation, the following:

with respect to Peet's,

- assisting in the evaluation of potential value maximizing alternatives for its retail operations, and

with respect to JAB Holdings,

- providing cash equity trading services to allow JAB Holdings to make open market purchases of shares in DE Master Blenders 1753 NV, a Netherlands-based international coffee company.

In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Peet's and affiliates of JAB Holdings for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Peet's, JAB Holdings and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Peet's in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Peet's Common Stock.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATION ACT

23B.13.010. DEFINITIONS.

As used in this chapter:

(1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020. RIGHT TO DISSENT.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder's shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder's consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200. NOTICE OF DISSENTERS' RIGHTS.

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210. NOTICE OF INTENT TO DEMAND PAYMENT.

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters' rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220. DISSENTERS' RIGHTS—NOTICE.

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is approved at a shareholders' meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230. DUTY TO DEMAND PAYMENT.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to *RCW 23B.13.220(2)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240. Share Restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250. Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260. Failure to Take Corporate Action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters' notice under RCW23B.13.220 and repeat the payment demand procedure.

23B.13.270. After-Acquired Shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300. COURT ACTION.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310. COURT COSTS AND COUNSEL FEES.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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